MANUALLY SIGNED

24-10012

02025303

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 2 1 2002 365 PROCESSING SECTION WASH. D.C.

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Training Together, Inc.

(Exact name of issuer as specified in its charter)

Colorado

(State or other jurisdiction of incorporation or organization)

6025 South Quebec Street, Suite 150, Englewood, Colorado 80111; 720.489.8873

(Address, including zip code, and telephone number, including area code, of issuer's principal executive office)

David C. Olson, 6025 South Quebec Street, Suite 150, Englewood, Colorado 80111; 720.489.8873

(Name, address, including zip code, and telephone number, including area code, of agent for service)

7991		84-1597208
(Primary Standard Industrial Classification Code Number)		(I.R.S. Employer Identification Number)

PROCESSED
MAR 2 7 2002
THOMSON FINANCIAL

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PAGE 1 OF 144

EXHIBIT INDEX ON PAGE 31

PART I - NOTIFICATION

Item 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors (business address):

Thomas M. Vickers	6025 So. Quebec St., Suite 150, Englewood, CO 80111
David C. Olson	6025 So. Quebec St., Suite 150, Englewood, CO 80111
John M. D. Woolford	20423 State Road 7, Bay F-4B, Boca Raton, FL 33498
Thomas M. Vickers, Jr.	20423 State Road 7, Bay F-4B, Boca Raton, FL 33498

(b) the issuer's officers (business address):

David C. Olson	Chief Executive Officer, 6025 So. Quebec St., Suite 150, Englewood, CO 80111
John M. D. Woolford	Executive Vice President, 20423 State Road 7, Bay F-4-B, Boca Raton, FL 33498
Thomas M. Vickers, Jr.	President, 20423 State Road 7, Bay F-4B, Boca Raton, FL 33498
Thomas M. Vickers	Chairman of board of directors [not an executive officer], 6025 So. Quebec St., Suite 150, Englewood, CO 80111
Barbara Petrinsky	Secretary-Treasurer, 6025 So. Quebec St., Suite 150, Englewood, CO 80111

(c) the issuer's general partners: Not applicable.

(d) record owners of 5 percent or more of any class of the issuer's equity securities:

Name	No. Shares	Percent
Thomas Vickers 6025 So. Quebec St., Suite 150, Englewood, CO 80111	400,000	24.2%
Corbo Investment Company, Ltd.(1) Thomas Vickers, President 6025 So. Quebec St., Suite 150, Englewood, CO 80111	200,000	12.2%
David C. Olson and Robyn Olson (husband and wife) 6025 So. Quebec St., Suite 150, Englewood, CO 80111	600,000	36.4%
John M. D. Woolford 20423 State Road 7, Bay F-4B, Boca Raton, FL 33498	200,000	12.1%
Thomas M. Vickers, Jr. 20423 State Road 7, Bay F-4B, Boca Raton, FL 33498	200,000	12.1%

(1) Corbo is owned by Thomas Vickers and his wife Rhonda Vickers.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities: Not applicable. Each record owner of 5 percent or more of any class of the issuer's equity securities is the sole beneficial owner of the subject securities. See (d) above.

(f) promoters of the issuer: Not applicable.

(g) affiliates of the issuer: None except for the officers and directors, the trust of which Mr. Olson, officer and director, is trustee, and Corbo Investment Company, Ltd., a family company owned by Thomas Vickers and his wife Rhonda Vickers.

(h) counsel to the issuer with respect to the proposed offering: The Law Office of Stephen E. Rounds, 4635 East 18th Ave., Denver, Colorado 80220.

(i) each underwriter with respect to the proposed offering: The offering will be conducted by officers and directors of the issuer (such persons are not registered as securities brokers under section 15 of the 1934 Act, and will be conducting the offering pursuant to rule 3a4-1). In addition, the issuer may retain one or more broker-dealers to assist in selling the securities as selling agents. None have been retained at filing date of this Form 1-A, and if retained, it is not anticipated any such broker-dealer will sell more than 10% of the securities covered by this Offering Statement.

(j) the underwriter's directors: Not applicable.

(k) the underwriter's officers: Not applicable.

(l) the underwriter's general partners: Not applicable.

(m) counsel to the underwriter: Not applicable.

Item 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. None of such persons are subject to such disqualification provisions.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. Not applicable.

Item 3. Affiliate Sales

Not applicable (there will be no resales by affiliates in this offering).

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

> Presently it is anticipated that only officers and directors of the issuer will offer the securities for sale. If broker-dealers are retained for the distribution, their selling efforts would be in those jurisdictions listed under (b).

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Officers and directors of the issuer will offer the securities for sale in Arizona, California, Colorado, Florida, Illinois, Kansas, Missouri, Oklahoma, and Utah.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Training Together, Inc. (the issuer for this Notification on Form 1-A)

(2) the title and amount of securities issued;

1,650,000 shares of common stock.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

$12,050.00 cash.

(4) the names and identities of the persons to whom the securities were issued.

Thomas Vickers, director of the issuer; Corbo Investment Company, Ltd., a family company owned by Thomas Vickers and his wife Rhonda Vickers (Thomas Vickers is president of Corbo Investment Company, Ltd.); David C. Olson and Robyn Olson (Mr. Olson is a director and the Chief Executive Officer of the issuer, and Mrs. Olson is his wife); John M. D. Woolford, director and Executive Vice President of the issuer; Thomas M. Vickers, Jr., director and President of the issuer; and Barbara Petrinsky, Secretary-Treasurer of the issuer.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not applicable.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Section 4(2). Four of the individuals were officers and directors at time of the investment; Mr. Vickers and Mr. Olson are experienced investors and businessmen and have been and are involved, passively in some and actively in others, in numerous business ventures including operating companies and startup companies. In a few of these ventures, Mr. Vickers and Mr. Olson both are investors.

Mr. Vickers, Jr. is experienced in the personal health training industry through ownership of the "Training Together" master franchise for the state of Florida, and in addition has invested in startup companies in the past. Mr. Woolford has experience in the personal health training industry through co-ownership with Mr. Vickers, Jr. of the "Training Together" master franchise for the state of Florida.

Barbara Petrinsky, an officer of the issuer at the time of her investment, is Mr. Olson's executive assistant and is experienced in many financial matters.

The shares of common stock issued to date have been "restricted securities" under rule 144; when stock certificates are issued, they will carry a legend to such effect.

Item 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. No. If so, describe fully the present or proposed offering. Not applicable.

Item 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There are no such arrangements.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. There is no underwriter for this offering. If any broker-dealer is retained in connection with this offering, and this subparagraph (b) applies to such broker-dealer, because such broker-dealer would be deemed an underwriter (intending to sell more than 10% of the securities to be offered) this Form 1-A will be amended to so state.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection. Not applicable.

Item 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. No rule 254 (solicitation of interest) document has been used.

PART II - OFFERING CIRCULAR

Training Together, Inc.
800,000 Shares of Common Stock

[insert rule 255 red herring dated initial filing date, to left margin this page]

Training Together, Inc. offers to sell 800,000 shares of common stock at a price of $0.50 per share.

This offering is conducted on a best efforts minimum-maximum basis. Proceeds from sale of the first 300,000 shares (the "**Minimum Offering**") will be deposited in an escrow account opened by the company at 1st Bank of Littleton, Colorado. If the Minimum Offering has not been sold by the Termination Date, all funds deposited from investors in the escrow account will be refunded to the investors without interest or deduction. If the Minimum Offering is reached before the Termination Date, the funds will be released to the company and the offering will continue until the first to occur of (i) sale of the remaining 500,000 shares (for a total of 800,000 shares as the "**Maximum Offering**"), or (ii) the termination date. After the Minimum Offering has been sold, the offering will be continued without any provision for return of funds to investors. The termination date for this offering is July 15, 2001, subject to an extension of up to 60 days (the "Termination Date" including any extension). See "Plan of Distribution."

This offering is made by our officers and directors, who will not be compensated for their efforts, and also may be made by securities broker-dealers selected by us, who will be compensated for sales of shares in this offering. See "Plan of Distribution - Selected Broker-Dealers."

The company is in the development stage company and has not conducted operations yet. We are depending on proceeds from this offering to start operations. You should not invest any funds with us unless you can afford to lose your investment. See "Risk Factors" for information on all the material risks for investors.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS OFFERING IS MADE UNDER AN EXEMPTION FROM REGISTRATION, HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THIS OFFERING IS SO EXEMPT.

Common Shares	Price to Investors(1)	Commissions(2)	Proceeds to Company(2)
Per Share	$0.50	$0.05	$0.45
Minimum Offering	$150,000.00	$15,000.00	$135,000.00
Maximum Offering	$400,000.00	$40,000.00	$360,000.00

See Notes on Following Page **The Date of This Offering Circular is __________, 2002**

(1) The minimum subscription is $500 for 1,000 shares.

(2) Includes payment of cash commissions of up to 10% of the selling price of the shares sold by selected broker-dealers, if broker-dealers are retained by the company in this offering. In addition, restricted stock will be issued to selected broker-dealers, in amount equal to 10% of the dollar amount of this offering purchased by their customers, divided by $0.60. See "Plan of Distribution - Selected Broker-Dealers."

(3) Reflects payment of 10% cash commissions if all shares are sold by broker-dealers. Proceeds do not reflect approximately $10,000 in legal and accounting fees for this offering which will be paid from offering proceeds. An additional $10,000 in legal and accounting fees will be paid if this offering is successful, from offering proceeds, to register the company's common stock with the Securities and Exchange Commission under section 12(g) of the Securities Exchange Act of 1934.

Rule 255 caption for facing page of offering circular:

"An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state."

TABLE OF CONTENTS

Offering Circular Page No.

11

Representations About This Offering

We have not authorized anyone except our officers and directors, and broker-dealers if we retain any, to recommend an investment in our company. No one else is authorized to give out information about us or make representations in connection with this offering. We have authorized only the information contained in this offering. Any other information or representations about us must not be relied upon as statements made by us. The delivery of this offering circular shall not under any circumstances create an implication that the information contained in this offering circular, or in any supplement to it, is correct as of any time after the date on the front of those documents, or that there has been no change in the information contained in them since that date.

Forward Looking Statements

Except for historical data, all the information in this offering circular are considered to be "forward looking" statements. Specifically, all statements (other than statements of historical fact) regarding our financial and business strategy and the performance objectives of management for future operations are forward-looking statements. These forward-looking statements are based on the beliefs of management, as well as assumptions made by and information currently available to them. These statements involve risks such as unexpected competitive factors, inability to recruit enough qualified personal trainers to staff our locations, poor marketing returns (slow growth in numbers of clients), inability to change our business format if needed because of restrictions in the franchise agreement, and others.

When we use the words "anticipate," "believe," "estimate," "expect," "may," "will," "should," "continue," "intend" and similar words or phrases, we are identifying forward-looking statements (also known as "cautionary statements"). These statements reflect our current views with respect to future events. They are subject to the realization in fact of assumptions, but what we now think will happen may be turn out much different, and our assumptions may prove to have been inaccurate or incomplete.

The investment risks discussed under "Risk Factors" specifically address some (but not all) of the factors that may influence future operating results and financial performance. Those investment risks are not "boiler plate" but are intended to tell you about the uncertainties and risks inherent in our business at the present time which you need to evaluate before making your investment decision.

Summary Information

Business

With proceeds of this offering, we will open one or two "Fitness Together" personal fitness training locations in Florida under franchises we will buy from Fitness for Life Franchise Corporation (the "franchisor"). If only the minimum proceeds are raised, we will open one location. Additional locations may be opened in Florida in 2002 or 2003, or in other states, if the initial sites are successful and we have the capital to expand. The franchisor has advised us that there are 48 operating franchised Fitness Together locations in 17 states, and that an additional 11 locations are expected to open by April 30, 2002. We have limited knowledge as to whether or to what extent these other locations are profitable, based on information provided by the franchisor.

Each location will be in a leased space, equipped with fitness and training equipment, and staffed with "personal trainers." Clients will receive personal guidance and training designed to improve personal physical fitness through exercise and changes in nutrition. Each client will exercise in a private area with a personal trainer; each location will accommodate from four to six clients at one time. The franchise motto is "Fitness Together - 1 Client, 1 Trainer, 1 Goal."

The company is a Colorado corporation organized on July 17, 2001. Executive offices are located at 6025 South Quebec Street, Suite 150, Englewood, Colorado 80111, telephone 720.489.8873, fax 720.489.8874.

Summary of the Offering

Securities Offered	Maximum: 800,000 shares common stock Minimum: 300,000 shares common stock
Securities Outstanding	1,650,000 shares common stock Pro Forma*: Maximum 2,450,000 shares Minimum 1,950,000 shares * Does not include up to 66, 667 shares which may be issued to selected broker-dealers, if the Maximum Offering is sold by selected broker-dealers. See "Plan of Distribution."
Use of Proceeds	Buy franchises and open and operate personal training locations in Florida. See "Use of Proceeds."

Risk Factors

This is an offering of speculative securities in a new business. You should read the Risk Factors section of this offering circular carefully before making a decision to invest.

Plan of Distribution

Federal Registration Laws. Under federal law, this offering is made in reliance upon the exemption from registration with the Securities and Exchange Commission provided by section 3(b) of the Securities Act of 1933 Act and Regulation A established by the Securities and Exchange Commission. Except for any shares purchased by officers or directors of the company, all of the shares purchased by investors will not be "restricted securities" under the 1933 Act.

If any of our officers or directors purchase shares in this offering, which could occur for the sole purpose of reaching the Minimum Offering, those shares would be "restricted securities" under the 1933 Act and the Securities and Exchange Commission's rule 144. Under rule 144, the holder of restricted securities may sell, in any three month period, an amount of securities of the issuer which does not exceed the greater of one percent of all the outstanding securities of the issuer, or the average weekly reported volume of trading on an exchange or reported through an automated quotation system of a registered securities association during the preceding four calendar weeks. Rule 144 sales must be made to a market maker or in brokerage transactions, and a Notice of Sale on Form 144 must be filed with the Securities and Exchange Commission. Paragraph (c) of rule 144 requires there to be "current public information" about the issuer of the securities; for companies which are registered with the Securities and Exchange Commission under section 12(g) of the

1934 Act, this requirement is met by filing the periodic and other reports with the Securities and Exchange Commission. If this offering is successful in reaching the Minimum Offering, the company intends to register under section 12(g) of the 1934 Act and make these filings, which would satisfy the current public information requirement.

Not more than a total of 10% of the shares sold in this offering will be sold to our officers and directors, or to members of their families or trusts administered by our officers and directors. We have been informed by our officers and directors that none of them, or members of their families or trusts administered by the officers and directors, now intend to make such purchases, but that they may do so for the purpose of reaching the Minimum Offering of 300,000 shares or additional shares up to the Maximum Offering.

If any officers or directors purchase shares in this offering, those shares will remain restricted for so long as the holder is an officer or director, or owns more than 10% of the total number of shares outstanding, and for an additional 90 days after ceasing to have that status (after resignation or termination, or owning less than 10% of the shares). Throughout this period of time, any such person cannot sell shares purchased in this offering except in compliance with rule 144; compliance with the rule's one-year holding period would not be required for such shares (see below). The preceding also applies to shares bought by their family members or entities or trusts controlled or administered by the officers or directors.

Rule 144 also applies to resale by any officer and director of any shares currently held by such persons or by entities controlled or administered by such persons, which were purchased from us before this offering and which therefore are "restricted securities." In addition to the other requirements, sales of such restricted securities rule 144 can be made only after the rule's minimum one-year holding period of rule 144 has been satisfied. Rule 144(k), which allows non-affiliates of a company who have owned shares for a minimum of two years to have the restrictive legend removed from their certificates, never is available to affiliates during their status as such through the 90 day period following termination of such status.

State Registration Laws. This offering has been registered for offer and sale in Arizona, California, Colorado, Illinois, Utah, Florida, Kansas, Missouri, and Oklahoma. This offering may be registered in other states, or conducted in other states on a limited basis without registration (depending on local laws and regulations).

Selected Broker-Dealers This offering is being conducted by our officers and directors, who will not be paid anything for their efforts. These individuals are not required to be licensed as securities brokers pursuant to the exemption from broker registration provided by the Securities and Exchange Commission's rule 3a4-1 under the Securities Exchange Act of 1934.

In addition, we may retain one or more broker-dealer firms which are registered with the Securities and Exchange Commission to assist in the offering, pursuant to selected broker-dealer agreements. No selected broker-dealer agreement has been signed as of the date of this offering circular. If any broker-dealer firm indicates an intention to sell more than 10% of the offering, we will amend this offering circular to so state and disclose such firm as an underwriter of this offering.

The company will pay compensation to such a broker-dealer firm, as negotiated in each selected broker-dealer agreement, in the form of a cash commission of up to 10% of the selling price of the shares sold by each firm, plus issue shares to each such firm in amount equal to not more than 10% of the amount invested by the customers of each firm, divided by $0.60 (120% of the selling price of the shares in this offering to investors and customers of such firms). These shares would be issued as restricted securities under rule 144, and will be subject to that rule's minimum one-year holding period.

The selected broker-dealer agreements contain provisions indemnifying the broker-dealers against certain liabilities they could incur in connection with this offering, including liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934. Reference is made to the provisions of the form of selected broker-dealer which has been filed with the Securities and Exchange Commission as an exhibit to the Notification on Form 1-A which includes this offering circular.

Deposit of Funds to Escrow Account. We will transmit, not later than 5:00 pm on the first business day after receipt, all of the funds received from investors to 1st Bank of Littleton (in Littleton, Colorado), which is the "Escrow Agent" for this offering; the funds will be deposited into an escrow account at the Escrow Agent which has been opened under an escrow agreement between the Escrow Agent and the company. Any broker-dealer firm retained by us also will be required to transmit funds from its customers in accordance with these procedures.

If the Minimum Offering of 300,000 shares is not sold by the termination date, we will terminate this offering and all funds will be sent back to the investors by the Escrow Agent with interest; there will be no deduction for any cost or expense. If we sell the Minimum Offering, the offering will continue until all 800,000 shares have been sold, or the termination date is reached, or we otherwise decide to end the offering. Therefore, the offering may be ended with more than 300,000 shares, but fewer than the maximum 800,000 shares, having been sold. Funds will not be refunded to investors for shares sold after the Minimum Offering has been reached.

Risk Factors

Realization in fact of any of the risks described below could materially and adversely affect our business, operating results, and financial condition. Other risks may develop in the future which we cannot identify at the present time. These risks should be evaluated in the context of all the information in this offering circular.

Risk Factors Involving the Company

You could lose your investment if our untested business model is not successful, so you should invest only what you can afford to lose. We have a limited business objective and limited capital with which to achieve it. If our franchised personal training studios in Florida are not profitable by the end of calendar 2003, we may have to cease operations. Two of our officers have limited experience in operating and managing studios and our locations will be brand new. We will have to market aggressively to recruit personal trainers and customers; we have no trainers now except for Mr. Vickers, Jr. and Mr. Woolford, and presently we have no customers now.

If we encounter unexpected difficulties in starting up and running our business, our franchisor may not allow us to change. The franchise agreement will grant us the right to open and run the studios under strict guidelines (advertising must be pre-approved by the franchisor, the locations and site design must comply with its standards, and operations have to be conducted according to the franchisor's operating manual). Any changes from the franchisor's strict guidelines and detailed business format must be approved in advance by the franchisor, which may withhold that approval, even if the company believes changes are necessary to improve business.

Two of our officers and directors (Thomas Vickers Jr. and John Woolford) are officers, directors and principal shareholders of The Personal Trainer, LLC, which holds the master franchise for the state of Florida. They have paid $88,000 of the $100,000 cash purchase price for the master franchise. For each studio we open within this master franchise area, we will pay franchise fees to the franchisor, and also will pay the franchisor royalties each month (5% of gross monthly receipts per franchised location). The franchisor, in turn, will pay to the master franchisee an amount equal to 50% of the royalties we pay, plus 50% of the franchise fees we pay to open each studio. The master franchisee has obligations to the franchisor to provide site selection and ongoing support services to prospective and existing franchisees, and we have a management agreement with the master franchisee and its two owners (Mr. Vickers, Jr. and Mr. Woolford) to select and operate our locations. These various arrangements present potential conflicts of interest between Mr. Vickers Jr. and Mr. Woolford in making decisions as officers and directors of the company. See "Certain Relationships and Related Transactions - Master Franchisee Relationship and Conflict of Interest" and "Management - Executive Management Compensation."

Even if all 800,000 shares are sold in this offering, we may need more capital to stay in business or expand the scope of operations. Our business plan has allocated limited amounts of capital to advertising and overhead. Initial marketing efforts (over the 12 months after close of the minimum offering) may not generate enough customers to continue operations and marketing. If we can't obtain the needed debt or equity financing, we might have to close a studio and concentrate on building the business from one location, or even cease operations completely.

Our marketing strategies may not successfully compete with other fitness companies in attracting customers. We may compete directly with a growing number of "personal training studio" companies that have already opened or plan to open fitness locations with features similar to the franchise we will buy. We also will compete with established fitness training companies (like Bally's) that don't emphasize personal training but offer lower prices. Some of these other companies are open 24 hours every day of the week.

Our prospects for success will be diminished if we sell only the Minimum Offering, because we will be able to buy only one franchised location. If we have only one location, we will not be able to offset poor performance at one location with better performance at the other, and we will have higher marketing costs and general and administrative expense per customer.

If we lost the services of our executives, our business would suffer. Thomas Vickers Jr. and John Woolford, who reside in Florida, are the only officers with experience in operating Fitness For Life personal training studios and reside in Florida. However, their business management experience is limited. David Olson and Thomas Vickers have extensive management experience but none in operating training studios, and they reside in Colorado. We don't have agreements with any of these individuals to employ them for a particular period of time (they serve at the will of the board of directors). If we lost the services of any individual, our business prospects would be impaired since we couldn't afford a replacement with comparable experience.

Holders of the shares purchased in this offering will not be able to exercise an effective voice in voting matters. Investors will hold only 33% of the shares if we sell the Maximum Offering (15% if the Minimum Offering is sold). Our articles of incorporation do not permit cumulative voting. According to Colorado law, in proceedings to elect directors, each shareholder has the right to vote for as many persons as there are directors to be elected. The nominees equaling the total number of directors to be elected who receive the highest number of votes will be elected, even if any one or more of them receive less than a majority of the votes. Therefore, the current shareholders (officers and directors) who will hold not less than 67% of the shares outstanding, will be able to elect the entire board of directors.

Risk Factors Involving This Offering.

If a public market for our stock does not develop, you might not be able to recover your investment in the company. Even if our business is successful (meaning that our locations are profitable and we have funds to open more), and a public market for our stock develops, trading activity will probably be limited. You may find it difficult to sell your shares in the future.

If our stock is traded, it will be defined as "penny stock" under rule 3a51-1 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934. In general, "penny stock" includes securities of companies which are not listed on the principal stock exchanges or the National Association of Securities Dealers Automated Quotation, National Market System, "Nasdaq NMS" and have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2 million ($5 million if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6 million in the last three years. As "penny stock," our stock therefore would be subject to rule 15g-9, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1 million or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are the officers or directors of the issuer of the securities). For transactions covered by rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, this rule may adversely affect the ability of broker-dealers to sell our stock, and therefore may adversely affect our stockholders' ability to sell the stock in the public market.

If the holders of a significant amount of shares of common stock, which are currently restricted, in the future sell those shares into the public market (if one develops), the value of your investment could be materially affected. Presently, the 1,650,000 shares outstanding (held by officers and directors) are restricted under the Securities and Exchange Commission's rule 144. Starting in January 2003, these shares will be eligible for public sale into the market through rule 144. Until such time, if ever, as our operations generate significant profits and wider market interest for our stock develops, the sale of these shares held by officers and directors could drive down the market price.

Terms of subsequent financings may adversely impact your investment. Even if our initial locations are profitable, we probably will raise equity, debt or preferred stock financing in the future to open more studios or otherwise expand the business. Your rights and the value of your investment in the common stock could be reduced. For example, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of stockholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, voting rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than your rights as holders of common stock. In addition, if we need to raise more equity capital from sale of common stock, institutional or other investors may negotiate terms at least and possibly more favorable than the terms of this offering, which could result in a dilution of your investment.

You will realize immediate and substantial dilution in the book value of your investment. Net tangible book value at January 31, 2002 was $12,050 ($0.007 per share). If all shares are sold in this offering, and the maximum sales commission of 10% is paid on all shares sold, net tangible book value will be approximately $350,000 ($0.14 per share). Therefore, investors will realize dilution of approximately $0.36 per share (72% of the $0.50 purchase price), while current shareholders will realize a 2,000% increase in the net tangible book value of their shares. The price to investors in this offering ($0.50) was set arbitrarily by the directors; the price is not related to the company's assets or earnings (we have none) or other traditional criteria of financial value.

Use of Proceeds

Net proceeds of this offering will be $350,000 if the Maximum Offering is sold ($125,000 for the Minimum Offering), assuming a 10% commission is paid on all shares sold and after deducting $10,000 for legal and other costs of this offering. To the extent less is paid for commissions, the difference will be added to working capital. We expect to spend the money generally in the allocations shown in the table, over approximately the 12 months following completion of the offering. One location will be opened with Minimum Offering proceeds (two locations with the Maximum Offering).

	Net Minimum Proceeds		**Net Maximum Proceeds**	
	Amount	**Percent**	**Amount**	**Percent**
Franchise fee(1)	$ 24,000	19%	$ 39,000	11%
Location opening(2)	$ 86,500	69%	$ 173,000	50%
Operating(3)	$ 14,500	12%	$ 78,000	22%
Working Capital	-0-	-	$ 60,000	17%
Total	$ 125,000	100%	$ 350,000	100%

(1) The first location fee is $24,000 and $15,000 for the second and subsequent locations.

(2) For each store, estimated costs are $40,000 for training equipment, $24,000 for leasehold improvements, $6,000 for office equipment and shower for clients, $4,000 for signage, $3,000 for mirrors, and $9,500 for security and utility deposits, employee outfits and miscellaneous.

(3) $8,400 per month for each location ($1,500 salaries, $4,500 rent, utilities and insurance $900, advertising $1,500 per month), plus $500 per month for corporate overhead in Colorado. Once the location is open for business, offering proceeds will fund about 12 months of operations (hiring trainers and employees as the customer base increases). If only the Minimum Offering is sold, corporate costs per month and monthly operating costs (for the master franchisee's monthly services) will be accrued until cash flow permits payment. See "Management - Executive Management Compensation." Mr. Vickers, Jr. and Mr. Woolford, principals of the master franchisee and officers and directors of our company, will work as the personal trainers at our first two studios until we can hire others to work as personal trainers.

Until used, offering proceeds will be deposited into liquid interest bearing accounts or AAA-rated funds holding government securities.

Business

General

When we have sold at least the Minimum Offering, we will buy a franchise from Fitness For Life Corporation (the franchisor) to open a personal training studio in Florida. Potential sites at strip malls located in Del Ray Beach, Florida are under consideration for our first studio. From 1,400 to 2,600 square feet of space will be leased, probably for a term of two to five years, with renewal options. Final site selection, signage, interior layout (including lighting, furniture and configuration of four to six training areas) will be subject to prior approval by the franchisor. The first location should be open for business in the third quarter 2002 (90 days after signing the franchise agreement and lease the space). The initial franchise fee for the first location will be $24,000 ($15,000 for the second and subsequent locations in Florida), and we will pay a monthly royalty fee equal to 5% of gross receipts (see "The Franchise Agreement" below).

We will operate under the franchisor's trade name "Fitness Together - 1 Client, 1 Trainer, 1 Goal" and use the Fitness For Life "franchise system" under the franchise agreement (identical for each location except for description of territory, see below). The franchise system includes trade names, trademarks, operating manuals, advertising and promotional materials, and other materials which the franchisor has developed for personal training studios.

Each customer will pay the company from $37.00 to $60.00 per hour for a training session, which typically will be for one hour with an experienced personal trainer (our employee), working on aerobics, relaxation techniques, free weights and other fitness equipment in the privacy of one of the studio's private training areas. The hourly rate will depend on the number of sessions purchased (there's a discount for more sessions purchased at one time). These sessions are designed to maximize a customer's training time and money spent, and therefore maximize the overall improvement in physical condition and weight management. Although our larger competitors offer personal trainer services at their "mass fitness" facilities, these services are charged in addition to the monthly dues paid by customers. Our rates include the use of equipment and a personal trainer, but we do not charge a monthly fee. Therefore, we expect that our rates will be significantly less than those charged for similar services at larger facilities, Although we do have fewer choices in equipment compared to the larger facilities, our customers will train one-on-one with their personal trainer in their personal studio area. In addition, our customers will not wait in line to use equipment, and they will not be distracted or embarrassed, as might be experienced at larger facilities where up to 50 people may be exercising at a time in a large open area.

We will not charge customers any facility or equipment fees or membership dues, or require them to sign long term contracts. We will encourage customers to sign up for 20 to 100 sessions at a time to obtain a per session discount from us; a minimum of 20 sessions is required for a discount. Each customer's sessions will be scheduled into the month. Customers who sign up for the discount program will pay for the scheduled sessions on a monthly "use or lose" basis (unused sessions will not carry over to the next month).

Each location will have from 1,800 to 2,600 square feet of leased space, and have a common waiting area, changing rooms, from four to six individual training rooms equipped with aerobic and weight training equipment, and a small administrative office. We will finish the leased space for our needs.

We will spend up to $40,000 on fitness equipment (four exercise areas) at each location. Under the franchise operations manual, certain types of brand name equipment must be at each location: Stationary bikes, treadmills, free weights, a cross trainer, etc. This mandatory equipment must be purchased from approved suppliers (not affiliated with the franchisor or the master franchisee), however, the franchisor has advised us that three equipment suppliers pay a rebate to the franchisor. The amount of this rebate equals 10% of equipment sales by any of these three suppliers to franchisees; the total dollar amount of such rebates received by the franchisor represented 3.02% of the franchisor's total revenues in 2000. However, we have negotiated an oral agreement with the franchisor to receive all of the rebate fees (not just 10%), which these three equipment suppliers (and any other suppliers in the future) may pay to the franchisor related to equipment we buy for our locations. Other brands from other suppliers can be purchased if submitted to and approved by the franchisor. Additional equipment can be purchased at our option. All equipment at the studios must meet the franchisor's standards for performance, design and appearance.

Office and studio furniture and other equipment, and business computer software, also will be purchased as specified in the operations manual. We will have to maintain an inventory of equipment and supplies to operate each studio at maximum capacity. The franchisor's proprietary software for accounting, payroll, training sessions, data base and related activities will be leased to us at no cost. It must be used to record all sales and related activities, which will be fully accessible to the franchisor at all times. We will provide unaudited quarterly and annual financial statements to the franchisor.

Marketing

We expect to spend $1,000 to $2,000 each month on marketing to mail about 2,500 cards out in a five or six mile range of the studio location. We expect that over time, some of our customers will have received our mailings three or five times before coming to the studio. The target customer is 35 to 65 years old, making median Florida household annual income of approximately $120,000.

We also will market through contacts with chiropractors, doctors, massage therapists, and other personal service providers.

Employees

Mr. Vickers, Jr. and Mr. Woolford, officers and directors of the company, initially will be the personal trainers at the first two locations. Then, we will employ others as personal fitness trainers to take their place (cash flow permitting, see "Management - Executive Management Compensation") and pay them approximately $15 to $17 per hour. Trainers will be experienced and certified by one of several nationwide training institutions. Additional employees will be added as necessary to assist in operating the studios. Including Mr. Vickers, Jr. and Mr. Woolford, we expect to have 10 to 12 employees when we have two mature locations in full operation (seven or eight employees with one location).

Corporate Office

Our corporate office is located at 6025 South Quebec Street, suite 150, Englewood, Colorado 80111, at which also are located the offices of Summit Financial Relations, Inc. (an affiliate of David Olson, Chief Executive Officer and a director), and Thomas Vickers Investments (the sole proprietorship of Thomas Vickers, who is chairman of our board of directors). Summit is a sublessee of a company controlled by Thomas Vickers, which other company leases the office space. We have signed an office services agreement with Summit Financial Relations, Inc., an affiliate of David Olson, officer and director, to use a portion of the office space subleased by Summit. Starting when we have raised funds in this offering, we will pay Summit $500 per month for the use of office equipment and office space. The agreement is month-to-month.

Dilution and Comparative Data

At January 31, 2002, the company's net tangible book value was $12,050 or $0.007 per share of common stock. On a pro forma basis as of January 31, 2002, if 800,000 shares of common stock are sold in this offering, and a maximum sales commission of $40,000 is paid to broker-dealers, we would have a net tangible book value of approximately $350,000 (after paying the remaining expenses of this offering), or $0.14 per share, with 2,450,000 shares issued and outstanding. Therefore, you would realize immediate and substantial dilution of $0.36 (72%) in the net tangible book value of your shares, based on your $0.50 purchase price. Dilution will be less to the extent sales commissions are not paid in this offering.

We have had losses from inception to date. The officers and directors have acquired stock at prices which were significantly less than what you will pay. This chart shows the prices paid for shares to date, and in this offering, and percentage stock ownership, assuming the Maximum Offering is sold and a selling commission of 10% is paid for all shares sold.

	Total Shares Purchased		**Total Consideration**		**Average Paid**
	Number	**%**	**Paid**	**%**	**Per Share**
Present Shareholders	1,650,000	67%	$ 12,050	3%	$0.007
New Investors	800,000	33%	$ 400,000	97%	$0.500
Total	2,450,000	100%	$ 412,050	100%	$0.168

Plan of Operations

The company's business model is based on information provided by the franchisor, the limited experience of two of our officers in operating a franchise in Florida and also the business of the master franchisee in Florida (since summer 2000), and one of the officers (John Woolford) who worked at a franchised location in Colorado from 1999 to early 2001.

The proceeds of this offering will be sufficient to open two franchised locations (one location if the Minimum Offering is raised) and pay for overhead and marketing expenses for about 12 months while we recruit trainers and customers. When fully staffed, we anticipate fixed monthly operating expenses per location to be approximately $8,400 (including rent and management fee, but excluding payments to trainers). Assuming we have a viable location and the marketing effort produces customers in the numbers historically reported to the franchisor by other franchisees, after 16 to 18 months of operations, we hope to have 80 to 90 customers per location per month, with each location being open for 14 hours/six days per week.

Late in 2002 or in 2003, we may open more locations in Florida and/or in other states, if our business model is successful. Debt capital for expansion to more locations would be sought primarily through Florida banks or private institutional lenders, however, there are no arrangements in place for borrowing money at the present time.

In the future, we also may acquire one or more new or existing Fitness For Life franchises outside Florida. These transactions would be funded from revenues or additional capital sources, not from proceeds of this offering. There are no agreements to acquire franchises outside Florida at the present time. If we were to acquire a franchise outside Florida, the terms of the franchise agreement would be very similar to the franchise agreements to be signed for locations in Florida. None of our officers or directors have any interest in master franchises outside of Florida (Thomas Vickers, Jr. and John Woolford own the master franchisee for Florida), and we would not have locations outside of Florida managed by Mr. Vickers, Jr. or Mr. Woolford or their company (The Personal Trainer LLC).

The Franchise Agreement

The franchise agreement for all studios is standardized throughout the franchisor's system. On payment of the initial franchise fee, we will be granted the franchise (right to use subject to meeting conditions) the franchisor's system and its registered trademarks, for 10 years (renewable twice at five years each renewal, with no additional fee and the same general conditions including the royalty rate). The franchise will be exclusive for a territory (typically, in a five mile radius of the studio location), so the franchisor cannot grant another franchise in that territory. However, we can solicit customers outside our territory to come to our location, and another franchisee can advertise in our territory. The franchise will not give us rights to acquire a franchise to any other location, whether in an adjacent territory or otherwise.

Our rights under the franchise continue so long as we meet the conditions stated in the franchise agreement. The principal conditions are: An acceptable lease term for the site (usually a one-year minimum with landlord's permission to use the system's signage; operation of the studio according to the manual; advertise and market only with franchisor-approved materials; use our best efforts to run a successful studio; pay and account to the franchisor for the 5% royalty on gross revenues each month, and provide quarterly and annual financial statements to the franchisor; and maintain general business insurance with a $1 million policy and a policy on vehicles used in the business.

The franchise agreement may be terminated if we don't meet the principal conditions stated above, or if we or our affiliates (principal shareholders) file for bankruptcy. We will not have to meet financial or other performance goals to retain our franchise. We don't have the right to terminate the agreement.

Training at franchisor's head office in Florida is provided at our cost, as needed (our initial location will be managed by two of our officers, John Woolford and Thomas Vickers, Jr.).

We can transfer the franchise to a franchisor-approved assignee if we pay a $10,000 transfer fee. We can relocate the site to another location in the territory .

The Master Franchise Agreement

In July 2000, the franchisor signed a master franchise agreement with The Personal Trainer, LLC ("Personal Trainer"), which is the "master franchisee" for the state of Florida. Personal Trainer agreed to pay $100,000 for the master franchise (and has paid $88,000 to date). Personal Trainer has agreed to use its best efforts to locate prospective franchisees (each must meet the franchisor's criteria of experience and dedication to the business), and support the franchises awarded in Florida with consultation on site selection and lease negotiations, layout design, operating the business and marketing for customers.

Once the full $100,000 master franchise fee has been paid, Personal Trainer will receive from the franchisor one-half of all initial franchise fees paid by franchisees, plus one-half of the 5% monthly royalty fees paid by each franchisee.

The master franchise territory is exclusive to the master franchisee (the franchisor will not appoint another master franchisee in Florida). Only the franchisor has the right to grant individual franchises in the territory. The master franchisee will be paid for franchises granted by the franchisor without having been recommended by the master franchisee.

The master franchise agreement does not mandate financial or other performance goals, but may be terminated by the franchisor for failure to support franchisees in a reasonable manner, or failure to comply with mandatory operating procedures. Termination of the master franchise agreement would not affect our rights under our franchise agreement.

The Personal Trainer is owned by two officers and directors of our company. These individuals will be providing services to us, and for our customers, for Florida locations in addition to what The Personal Trainer will provide as master franchisee. In addition, The Personal Trainer will be paid an amount equal to 20% of our quarterly net profits derived from company locations in Florida. See "Management - Executive Management Compensation" and "Certain Relationships and Related Transactions - Master Franchisee Relationship and Conflict of Interest."

Management

Executive Officers and Directors

David C. Olson, Founder & Chief Executive Officer, Director. Since May 1997, Mr. Olson (41) has been President of Summit Financial Relations, Inc., a business consulting and investor relations firm located in Englewood, Colorado. Mr. Olson also is an officer and director of EasyWeb, Inc., a provider of internet site designs and services. From January 1993 until May 1997, Mr. Olson held various positions including national sales manager at Cohig and Associates, Inc. (now part of EastBrokers International, Inc.), a securities broker-dealer firm in Englewood, Colorado with 265 brokers and offices in 23 states which specialized in small cap and growth stocks. Mr. Olson has not been associated with any brokerage firm since May 1997.

Mr. Olson also is a managing partner of Mail Box Money, LLC, a private company which is an independent licensed reseller of services for Airborne Express, Inc.

Mr. Olson will spend approximately 20% of his time on the company's business.

Thomas Vickers , Co-Founder and Chairman of Board of Directors. Mr. Vickers (64) has been the owner and president of Thomas Vickers Investments, Englewood, Colorado, since 1984, primarily active in real estate and private investments. Mr. Vickers is semi-retired but remains active in private investments and venture capital opportunities.

Mr. Vickers was associated with A.G. Edwards & Sons from 1961 to 1973, and Dean Witter Reynolds (1973-1983) as district manager. He has not been associated with any stock brokerage firm for more than the past 10 years.

Mr. Vickers attended Wichita State University from 1956 to 1960. He is the father of Thomas M. Vickers, Jr.

John D. Woolford, Executive Vice President and Director. Mr. Woolford (25) attended Glendale Community College, Phoenix, Arizona, on a full baseball scholarship from 1994 to 1996, then attended Metro State College in Denver, Colorado in 1997 and 1999. In 2000 he worked at a Fitness Together franchise in

Castle Rock, Colorado, and coached high school football at Douglas County (Colorado) High School. Mr. Woolford is a manager and 50% owner of The Personal Trainer LLC, Boca Raton, Florida, which became the master franchisee for Fitness For Life Corporation in Florida in June 2000.

Mr. Woolford will spend approximately 50% of his time of the company's business, the remainder being devoted to the operation of an individual Fitness For Life franchise, and the operation of the master franchise for Florida, both owned by The Personal Trainer L.L.C.

Thomas M. Vickers, Jr., President and Director. Mr. Vickers, Jr. (29) attended the university of Kansas, Lawrence, Kansas from 1991 to 1995, majoring in business communications. From 1995 to 2000 he worked for three startup companies. Mr. Vickers, Jr. is a manager and 50% owner of The Personal Trainer L.L.C., Boca Raton, Florida, which became the master franchisee for Fitness For Life Corporation in Florida in June 2000.

Mr. Vickers will spend approximately 50% of his time on the company's business, the remainder being devoted to the operation of an individual Fitness For Life franchise, and the operation of the master franchise for Florida, both owned by The Personal Trainer L.L.C.

Executive Management Compensation

Starting when at least the Minimum Offering has been sold, we will pay Thomas Vickers, Jr. and John Woolford, pursuant to a management agreement, a total of $1,500 per month (for the two of them) for each location, to set up and operate our training location studios in Florida, and recruit and supervise trainers. The management agreement provides that Mr. Vickers, Jr., and Mr. Woolford, each must devote 40 hours of time minimum each month to operating all of our studios in Florida, including the time they will devote to being the initial trainers for customers. The management agreement is month-to-month and may be terminated by us or by the master franchisee on 30 days' notice. If necessary, we will accrue this $1,500 monthly management fee until we attain positive cash flow sufficient to support ongoing operations plus the monthly management fee. If Mr. Vickers, Jr. and John Woolford, or their company The Personal Trainer LLC, hire additional personnel to manage our studios in Florida, the $1,500 per location monthly management fee will not be increased.

In addition, the management agreement provides that Mr. Vickers, Jr. and Mr. Woolford each may work as trainers for our customers at the company's locations, and they would be paid for that work, in addition to the $1,500 per location management fee they will receive together, and the 20% quarterly net profits management fee which the master franchisee will receive. However, these two individuals will be entitled to be paid for trainer work only in excess of their working as personal trainers at our Florida locations which generates at least $1,500 per month, for all our Florida locations taken together, in customer fees for our company, since the initial $1,500 of personal trainer work is covered by the management agreement. For example, if the average customer hourly rate was $40, then we would pay Mr. Vickers, Jr. and Mr. Woolford (in addition to the flat monthly management fee of $1,500 per location) for personal trainer work provided by them to customers (at any or all of our locations) after at least 37.50 hours of personal training time is provided in a month at any or all of our locations (to generate $1,500 in customer fees from all Florida locations). The rate of compensation would be the same we pay to other trainers.

Also, we will pay the master franchisee for Florida 20% of our quarterly net profits from operations of our Florida locations. "Net profits" means gross receipts less all operating and administrative expenses (including the $1,500 per location fees paid to Mr. Vickers, Jr. and Mr. Woolford together, and general corporate expenses). If the master franchisee hires personnel to help manage our locations, the 20% quarterly net profits payments for Florida locations will not be increased.

If locations are opened, or existing franchises acquired, outside Florida, the 20% of quarterly net profits calculation for payments to the master franchisee for Florida will be based on gross receipts from Florida operations only, and operating and administrative expenses, allocated for Florida operations only, will be deducted from gross receipts. If locations are opened, or existing franchises acquired, outside Florida, we intend to set up an incentive plan for local managers to pay them up to 20% of quarterly net profits from locations under their supervision. Mr. Vickers, Jr. and Mr. Woolford may participate in such a plan, if for example the locations outside Florida were in reasonably close travel proximity to Florida and the company determines their services are needed because we can't recruit qualified local management personnel. If the participation by Mr. Vickers, Jr. and Mr. Woolford in net profits incentive arrangements for locations outside Florida appears to be prudent for the company, their participation will be approved (or not approved) by the other two directors (Mr. Olson and Mr. Vickers). There are no present arrangements or contracts for the company to open locations or acquire existing locations outside Florida.

There are no written employment agreements between the company and any of its officers. Mr. Vickers, Jr. and Mr. Woolford will not be separately compensated by us for service as officers or directors of the company. Mr. Olson and Mr. Vickers will not be paid for their services to the company, but will be reimbursed travel expenses to Florida on company business.

Equity Incentive Plan

The company has established an equity incentive plan to award options to purchase up to 250,000 shares of common stock to employees and others, as determined by the board of directors. Options will be issued as qualified under section 422 of the Internal Revenue Code.

We have not issued and have no present plans to issue any options under the plan as of the date of this offering circular.

Under the plan, the exercise price of all options must be at least equal to fair market value of the stock on the date options are granted.

Certain Relationships and Related Transactions

Stock Issue. On January 8, 2002, the company issued 1,650,000 shares of common stock for $12,500 to five persons and one company. These transactions were not at arms-length.

400,000 shares to Thomas Vickers and 200,000 shares to Corbo Investment Company, Ltd. for $5,000 cash paid by Thomas Vickers. Mr. Vickers is a director of the company, and president (and with his wife Rhonda Vickers the owner) of Corbo Investment Company, Ltd.

600,000 shares to David Olson and Robyn Olson, his wife, as joint tenants, for $5,000 cash.

200,000 shares to John Woolford for $1,000 cash. Mr. Woolford is an officer and director of the company.

200,000 shares to Thomas Vickers, Jr. for $1,000 cash. Mr. Vickers, Jr., is an officer and director of the company.

50,000 shares to Barbara Petrinsky for $50 cash. Ms. Petrinsky is an officer of the company.

Master Franchisee Relationship and Conflict of Interest. The Personal Trainer, LLC, the master franchisee for the state of Florida for the Fitness For Life Corporation system, is one-half owned and co-managed by Thomas Vickers, Jr., and one-half owned and co-managed by John Woolford, officers and directors of the company. The franchisor will pay to the master franchisee (or credit to the balance owed by the master franchisee on the master franchisee fee for the state of Florida) the initial and subsequent franchise fees we will pay the franchisor, until the balance of the master franchisee fee is paid. We will pay the franchisor 5% of our monthly gross receipts from all our franchise locations, of which the franchisor will pay to The Personal Trainer LLC one-half (2.5% of our gross monthly receipts). See "The Master Franchise Agreement" above.

The master franchise agreement was negotiated at arms-length between The Personal Trainer L.L.C. and the Fitness For Life Corporation. However, we will not require The Personal Trainer L.L.C. to pay us back the pro rata share of payments or credits it receives, even though Mr. Vickers, Jr. and Mr. Woolford are affiliates of the company.

Because Mr. Vickers, Jr. and Mr. Woolford are directors of the company and also affiliates of the master franchisee The Personal Trainer L.L.C., and because the master franchisee will be assisting us in locating our studio sites and otherwise supporting our business operations, we have adopted a policy that Mr. Vickers, Jr. and Mr. Woolford cannot vote for or against our site location selections. This policy is designed to mitigate the conflict of interest which may be presented to Mr. Vickers, Jr. and Mr. Woolford in their dual positions with the master franchisee and our company.

Office Services Agreement

Summit Financial Relations, Inc. provides corporate office space and use of its office equipment and administrative personnel to the company (see "Business - Corporate Office"). David Olson, an officer and director of the company, is a principal shareholder, director and an officer of Summit. At completion of the Minimum Offering, the company will pay $500 per month to Summit use of office space and office equipment, under an office services agreement between the company and Summit. This agreement is month-to-month. Also pursuant to the agreement, Ms. Petrinsky's administrative work on behalf of the company will be billed to the company at $24.00 per hour, and these amounts will be paid to Summit, which is Ms. Petrinsky's full time employer.

Management Agreement

The company has a management agreement with the master franchisee. See "Management - Executive Management Compensation" above.

Security Ownership of Directors, Officers and Certain Beneficial Owners

The following table sets forth certain information about beneficial ownership of our common stock as of the date of this offering circular, by each executive officer and director, by any person or group who is known by us to own more than 5% of our common stock, and by the officers and directors as a group.

Name and Address	Amount of Shares	Percent of Class
David Olson and Robyn Olson 6025 South Quebec Street Suite 150 Englewood, Colorado 80111	600,000	36.4%
Thomas Vickers 6025 South Quebec Street Suite 150 Englewood, Colorado 80111	600,000*	36.4%
John Woolford 20423 State Road 7, Bay F-4B, Boca Raton, FL 33498	200,000	12.1%
Thomas Vickers, Jr. 20423 State Road 7, Bay F-4B, Boca Raton, FL 33498	200,000	12.1%
Barbara Petrinsky 6025 South Quebec Street Suite 150 Englewood, Colorado 80111	50,000	**
All Officers and Directors as a Group (5 persons)	1,650,000	100%

* Includes 200,000 shares owned by Corbo Investment Company, Ltd., owned by Thomas Vickers and his wife Rhonda Vickers.

** Less than 1%.

Description of Securities

The company was organized as a Colorado corporation on July 16, 2001. The company is authorized to issue up to 100 million shares of common stock, and 1,000,000 shares of preferred stock. In accordance with Colorado law, no par value is assigned to the common or preferred stock. The directors may issue shares for such consideration as they deem appropriate, without approval of the shareholders. The terms and conditions of any series of preferred stock may be set by the board of directors, without shareholder approval, concerning dividends, redemption rights, voting rights, participation in assets on liquidation, and otherwise.

Legal Matters

The validity of the issuance of the shares offered hereby will be passed upon for the company by The Law Firm of Stephen E. Rounds, Denver, Colorado.

Experts

Our financial statements as of January 31, 2002 and for period from inception (July 2001) to January 31, 2002 have been included in this offering circular in reliance on the report of Ehrhardt Keefe Steiner & Hottman PC. ("EKS&H"), Denver, Colorado. The firm EKS&H serves as our independent certified public accounting firm. EKS&H's report is included upon the authority of such firm as experts in accounting and auditing.

TRAINING TOGETHER, INC.
(A Development Stage Company)

Financial Statements
and
Independent Auditors' Report
January 31, 2002

Table of Contents

EKS&H Ehrhardt Keefe Steiner & Hottman PC

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Training Together, Inc.
Englewood, CO

We have audited the accompanying balance sheet of Training Together, Inc. (A Development Stage Company) as of January 31, 2002, and the related statements of income, stockholders' equity and cash flows for the period from Inception (July 16, 2001) through January 31, 2002 . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Training Together, Inc. (A Development Stage Company) as of January 31, 2002, and the results of its operations and its cash flows for the period from Inception (July 16, 2001) through January 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage Company and has not generated any revenue since inception, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ehrhardt Keefe Steiner & Hottman PC
Ehrhardt Keefe Steiner & Hottman PC

February 18, 2002
Denver, Colorado

7979 E. Tufts Avenue, Suite 400 Denver, Colorado 80237-2843
303 740-9400 Fax 303 740-9009

TRAINING TOGETHER, INC.
(A Development Stage Company)

Balance Sheet
January 31, 2002

Assets

Assets		
Cash	$	5,299
Prepaid expenses		6,751
Total assets	$	12,050

Stockholders' Equity

Commitments		
Stockholders' equity		
Preferred stock - 1,000,000 authorized; none issued or outstanding	$	-
Common stock - no par value; 100,000,000 shares authorized; 1,650,000 shares issued and outstanding		12,050
Total stockholders' equity	$	12,050

See notes to financial statements.

TRAINING TOGETHER, INC.
(A Development Stage Company)

Statement of Income
For the Period from Inception (July 16, 2001) through January 31, 2002

Sales	$ -
Operating expenses	-
Income from operations	-
Other income (expense)	-
Net income	$ -

See notes to financial statements.

TRAINING TOGETHER, INC.
(A Development Stage Company)

Statement of Changes in Stockholders' Equity
For the Period from Inception (July 16, 2001) through January 31, 2002

	Common Stock Shares	Common Stock Amount	Retained Earnings	Stockholders' Equity
Balance at Inception - (July 16, 2001)	-	$ -	$ -	$ -
Capital contribution	1,650,000	12,050	-	12,050
Net income	-	-	-	-
Balance - January 31, 2002	1,650,000	$ 12,050	$ -	$ 12,050

See notes to financial statements.

TRAINING TOGETHER, INC.
(A Development Stage Company)

Statement of Cash Flows
For the Period from Inception (July 16, 2001) through January 31, 2002

Cash flows from operating activities	$ -
Net income	$ -
Changes in assets and liabilities	
Prepaid expenses	(6,751)
Net cash used in operating activities	(6,751)
Cash flows from financing activities	
Proceeds from sale of common stock	12,050
Net cash provided by financing activities	12,050
Net increase in cash	5,299
Cash - beginning of period	-
Cash - end of period	$ 5,299

See notes to financial statements.

TRAINING TOGETHER, INC.
(A Development Stage Company)

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Training Together, Inc., (the Company), was incorporated in the state of Colorado in July 2001. Through a public offering, the Company intends to raise the funds necessary to purchase franchises for personal fitness training centers.

The Company is a development stage company that has not had any revenue since inception. There is no assurance that the Company will generate significant revenue or earn profit in the future.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions it invests with.

Prepaid Expenses

Prepaid expenses consist primarily of legal fees paid in connection with a proposed public offering.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue on fees received in advance of the period in which they are earned as income in the period in which the related services are rendered.

Note 2 - Going Concern

As there is no assurance that the Company will generate significant revenue or earn profit in the future, the accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business.

TRAINING TOGETHER, INC.
(A Development Stage Company)

Notes to Financial Statements

Note 3 - Stockholders' Equity

The Company was initially capitalized by the issuance of 1,650,000 shares of common stock in exchange for $12,050 cash paid by its officers and directors, or family trusts of such persons.

Public Offering

The Company intends to sell 300,000 to 800,000 shares of common stock at $.50 a share through a public offering under Regulation A of the Securities Act of 1933. In connection with this offering, the officers of the Company may enter into selected broker-dealer agreements to pay such firms cash commissions up to 10%, plus as additional compensation issue to such firms restricted stock in an amount equal to up to 10% of the dollar amount of the shares purchased by their customers, divided by $.60.

Note 4 - Related Party Transactions

Management Agreement

The Company has entered into a management agreement with the master franchisee for the state of Florida. The master franchisee, The Personal Trainer, LLC, is owned and managed by two shareholders and directors of the Company. Under the terms of the management agreement, the two individuals will receive $1,500 per month, per location to set up and operate the studios as well as recruiting and supervising the trainers. Further, the individuals who own The Personal Trainers, LLC may be paid by the Company on a monthly basis for trainer services they provide to customers of the Company, at the same rate the Company pays other personal trainers. Payments to The Personal Trainers, LLC will be made only if the individuals have provided services to customers in that month which have resulted in at least $1,500 of revenue to the Company from their trainer services to customers at all Company locations.

In addition, the master franchisee will be paid 20% of quarterly net profits, as defined. The management agreement is month-to-month and may be terminated by either party with 30 days written notice.

Office Services Agreement

The Company has entered into a month-to-month office services agreement with an entity owned by a shareholder of the Company. Under the terms of the agreement, the Company will pay $500 a month for use of office space and $24 per hour for administrative work which will begin accruing at completion of the minimum offering.

Franchise Agreement

The Company will enter into franchise agreements with the franchisor, Fitness for Life Corporation. Pursuant to the master franchise agreement for the state of Florida, The Personal Trainer, LLC (master franchisee for the state of Florida) will be paid by the franchisor one-half of all initial franchise fees paid by all Florida franchisees (including the Company) plus one-half of the 5% monthly royalty fees paid by all Florida franchisees (including the Company). Personal Trainers, LLC, is owned and operated by two shareholders and directors of the Company.

Note 5 - Employee Benefit Plan

The Company has established an equity incentive plan to award options to purchase up to 250,000 shares of common stock to employees and others, as determined by the board of directors. Under the terms of the plan, the exercise price of all options issued must be equal to the fair value on the date of grant. As of January 31, 2002, no options have been granted under the terms of this agreement.

Note 6 - Commitments

The Company has entered into an agreement for legal services in connection with the public offering. Per the terms of the agreement, the Company will pay a total of $20,000. One-third of this amount has been paid as of January 31, 2002, one-third is due upon completion of the review by the Securities and Exchange Commission and one-third is due upon successful registration of the Company under section 12(g) of the Securities Exchange Act of 1934.

PART III -- EXHIBITS

Item 1. Index to Exhibits

Item 2. Description of Exhibits. Not applicable.

Consent and Certification by Underwriter. Not applicable.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on March 15, 2002.

Training Together, Inc. (Issuer)

Date: March 15, 2002

By: ______________________________
David C. Olson, Chief Executive Officer
and Chief Financial Officer, and Director

______________________________ Date: March 15, 2002
Thomas Vickers, Director

______________________________ Date: March 15, 2002
Thomas Vickers, Jr., Director

______________________________ Date: March 15, 2002
John D. Woolford, Director

PART III -- EXHIBITS

Item 1. Index to Exhibits

Item 2. Description of Exhibits. Not applicable.

Consent and Certification by Underwriter. Not applicable.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on March 15, 2002.

Training Together, Inc. (Issuer)

Date: March 15, 2002

By: ______________________
David C. Olson, Chief Executive Officer
and Chief Financial Officer, and Director

______________________ Date: March 15, 2002
Thomas Vickers, Director

______________________ Date: March 15, 2002
Thomas Vickers, Jr., Director

______________________ Date: March 15, 2002
John D. Woolford, Director

EXHIBIT 1.0

TRAINING TOGETHER, INC.

SELECTED BROKER-DEALER AGREEMENT

______________, 2002

Name and Address of Broker-Dealer:

____

____

____

Gentlemen:

Training Together, Inc., a Colorado corporation ("Company" or "we ") desires to retain ____________________(the "broker-dealer" or "you") in connection with a public offering of a maximum of 800,000 shares of its Common Stock ("Shares") at $0.50 per Share, for a total maximum offering of $400,000 ("the Maximum Offering"). The Minimum Amount of the Offering is 300,000 Shares for $150,000.

You have been selected on a non-exclusive basis to sell Shares for the Company on a best efforts basis in accordance with the terms and conditions set forth in the Offering Circular, filed with the Securities and Exchange Commission as part of the Company's Notification on Form 1-A, and in this Agreement. Such Offering Circular and any appendix, amendment, or supplement thereto will be referred to herein collectively as the "Offering Circular," and that term includes the documents filed by the Company as exhibits to the Notification on Form 1-A. The Company hereby agrees with you as follows:

1. **Representations, Warranties and Agreements of the Company.** The Company represents and warrants to, and agrees with you that:

(a) The Company has filed all the material required to be filed pursuant to Regulation A of the Securities Act of 1933 (the "Act"), and, except as disclosed in the Offering Circular, the Company is not currently in default (i) on any indebtedness for borrowed money, (ii) on any lease, or (iii) under any material contract to which the Company is a party.

(b) With the assistance of legal counsel experienced in securities law, the Company has carefully prepared the Offering Circular and Notification on Form 1-A, and, to the best of the Company's knowledge, such documents comply with the information and disclosure requirements under the Act.

(c) Except as to information provided by you in writing for inclusion in the Offering Circular, as to which the Company makes no representation or warranty hereunder, the Offering Circular as of its date and at all times subsequent thereto, up to and including the Offering Termination Date (as defined below), will not include any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(d) The financial information concerning the Company as disclosed in the Offering Circular is true and accurate as of the dates indicated therewith, and there has not been, as of the date of this Agreement, and there will not be, as of the Offering Termination Date, any material adverse changes thereto.

(e) Except as disclosed in the Offering Circular, the Company does not have any material contingent liabilities, obligations or claims against it nor has it received threats of such claims. Except to the extent disclosed in the Offering Circular, prior to the Offering Termination Date (i) there shall not be any material adverse change in the condition, financial or otherwise, of the Company or its business; (ii) there shall not have been any material adverse transaction entered into by the Company; (iii) the Company shall not have incurred any material obligations, contingent or otherwise; and (iv) there shall not have been any material adverse change in the business of the Company.

(f) Except as disclosed in the Offering Circular, the Company is not in default in the performance of any material obligation, agreement or condition. The execution and delivery of this Agreement, the consummation of the transactions herein contemplated, and compliance with the terms of this Agreement, will not conflict with or result in a breach of any of the terms, conditions or provisions of, or constitute a default under, any agreement or instrument to which the Company is a party or by which the Company is bound or, to the best of the Company's knowledge, any existing law, order, rule, regulation, writ, injunction or decree of any government, governmental instrumentality, agency or body, arbitration tribunal or court, domestic or foreign. The consent, approval, authorization or order of no court or government agency is required for the consummation of the transactions herein contemplated except such as may be required under the blue sky or securities laws of any state or jurisdiction.

(g) The Company is on the date hereof and on the Offering Termination Date will be duly formed, validly existing and in good standing as a corporation under the laws of the State of Colorado, with full power and authority to conduct its business, present and proposed, as described in the Offering Circular. The Company has full power and authority to enter into this Agreement; and the Company is, to the extent required by applicable law, duly qualified and in good standing as a foreign corporation in each jurisdiction other than Colorado in which the Company owns or leases real property or transacts business and in which such qualification is required in connection with the business of the Company as described in the Offering Circular.

(h) No sales of securities have been made prior to the date of this Agreement by the Company in violation of the Act or in violation of any state laws. The Company has not sold any securities of the Company or any other entity which would be integrated or aggregated with the offer and sale of the Shares. The Company will not offer or sell any securities, except for the Shares, which, based upon the advice of its legal counsel, would be integrated or aggregated with the sale of the Shares in the Public Offering so as to cause loss of the exemption provided to the Company under Regulation A.

(i) Except as disclosed in the Offering Circular, on the date of this Agreement and prior to the Offering Termination Date, there will be no action, suit or proceeding before any court or governmental agency, authority or body pending or to the knowledge of the Company threatened against the Company which could cause a materially adverse change in the business or financial affairs of the Company.

(j) The Company does not know of any outstanding claims for compensation in the nature of a finder's fee or origination fee with respect to the sale of the Shares hereunder except for fees which are provided for herein.

(k) Each material contract to which the Company is a party has been duly and validly executed, and, except as disclosed in the Offering Circular, is in full force and effect in all material respects in accordance with its terms; none of such contracts has been assigned by the Company; and, except as disclosed in the Offering Circular, the Company does not know of any present situation or condition or fact which would prevent material compliance with the terms of such contracts, as amended to date. Except for amendments or modifications of such contracts in the ordinary course of business and except as disclosed in the Offering Circular, the Company does not have any intention of exercising any right it may have to cancel any of its obligations under any of such contracts and it does not have knowledge that any other party to any such contracts has any intention not to render full performance under such contracts.

(l) The Company has filed all tax returns which are required to be filed as of the date hereof and has paid all taxes shown on such returns and on all assessments received by them to the extent such have become due.

(m) The Company will possess adequate certificates or permits issued by the appropriate federal, state and local regulatory authorities which are necessary to conduct its business and to retain possession of its properties being utilized in its business.

(n) The execution and delivery of this Agreement by the officers of the Company creates a valid, binding and legally enforceable obligation of the Company.

(o) The Company will timely comply with any and all filing, notice and reporting requirements under federal and state securities laws applicable to the Public Offering.

(p) Neither the Company nor any of its officers or directors:

(i) Has filed a registration statement which is the subject of any pending proceeding or examination under Section 8 of the Act or has been the subject of any refusal order or stop order thereunder within five years prior to the date of this Agreement;

(ii) Is subject to any pending proceeding under Rule 25B or any similar rule adopted under Section 3(b) of the Act or to an order entered thereunder within five years prior to the date of this Agreement;

(iii) Has been convicted within ten years prior to the. date of this Agreement of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, or investment advisor;

(iv) Is subject to any order, judgment or decree of any court of competent jurisdiction temporarily or preliminarily restraining or enjoining, or is subject to any order, judgment or decree of any court of competent jurisdiction permanently restraining or enjoining, such person from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security, involving the making of any false filing with the SEC, involving the failure to comply with Rule 503 under the Act, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, or investment advisor;

(v) Is subject to a United States Postal Service false representation order entered under Section 3005 of Title 39, United States Code, within five years prior to the date of this Agreement or is subject to a temporary restraining order or preliminary injunction entered under Section 3007 of Title 39, United States Code, with respect to conduct alleged to have violated Section 3005 of Title 39, United States Code;

(vi) Is subject to an order of the SEC entered pursuant to Section 15(b), 15B(a) or 15B(a) of the Exchange Act or is subject to any order of the SEC entered pursuant to Section 203(e) or (f) of the Investment Advisors Act of 1940;

(vii) Is suspended or expelled from membership in or suspended or barred from association with a member of an exchange registered as a national securities exchange pursuant to Section 6 of the Exchange Act, an association registered as a national securities association under Section 15A of the Exchange Act, or a Canadian securities exchange or association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade; or

(viii) Is currently named in a Formal Order of Investigation issued by the SEC.

(q) The Company will comply with all of the conditions and requirements of Regulation A which are applicable to the Public Offering.

(r) The Company will use the proceeds from the Public Offering substantially in the manner set forth in the Offering Circular.

2. **Representations and Warranties of the Broker-Dealer.** You represent and warrant to the Company, and agree with the Company that:

(a) This Agreement has been duly authorized, executed, and delivered by you and is a valid and binding agreement on your part in accordance with its terms.

(b) The consummation of the transactions contemplated herein will not result in any breach of any of the terms or conditions of or constitute a default, under any agreement or instrument to which you are a party, or by which you are bound or to the best of your knowledge, any existing law, rule, regulation or existing order, writ, injunction or decree of any government, governmental instrumentality, agency or body, self-regulatory organization, arbitration tribunal or court, domestic or foreign, directed to you and over which such body has jurisdiction.

(c) You are a broker dealer duly registered pursuant to the provisions of the Exchange Act and are a member in good standing of the National Association of Securities Dealers, Inc. ("NASD"). You are duly licensed as a broker dealer under the applicable statutes and regulations of each state in which the Public Offering will be conducted. You agree to comply with all statutes and other requirements applicable to the Public Offering.

(d) Pursuant to your appointment, you will:

(i) Inform persons associated with you who are participating in the Public Offering through you, that the Public Offering may only be made to persons who meet the financial and other suitability standards established by your firm, in accordance with procedures mandated by the NASD and adopted by you.

(ii) Until the termination of this Agreement, if any event affecting the Company or you shall occur which, in the opinion of the Company's legal counsel, should be set forth in a supplement or amendment to the Offering Circular or the Notification on Form 1-A, you agree to see to the distribution of such supplement or amendment to all persons who have previously received a copy of the Offering Circular and further agree to include such supplement or amendment in all further deliveries of the Offering Circular. The Company shall at its own expense prepare and furnish to you a reasonable number of copies of that supplement or amendment for such distribution.

(iv) No sales materials, reports or other analyses other than the Offering Circular will be provided to any offeree unless such specific materials are approved in advance and in writing by the Company.

(e) Information relating to you in the Offering Circular, or any amendment or supplement thereto, is true and correct.

(f) The Shares will not be offered for sale in any state(s) until the Company's legal counsel has advised you that the securities may be so offered for sale.

3. **Appointment for Services.** On the basis of the representations and warranties herein contained, and subject to the terms and conditions herein set forth:

(a) The Company hereby employs you as its non-exclusive agent until the Offering Termination Date to 'sell the Shares.

(b) The Offering Termination Date shall be the first to occur of the following:

(i) July 15, 2002, subject to a written extension by the Company for up to an additional 60 days.
(ii) the date upon which all Shares offered are sold.
(iii) the date this Agreement is terminated as provided in Section 12 hereof.

4. **Compensation to You.** You will receive, as compensation for acting as our agent, a cash fee equal to __% of the Public Offering proceeds, as to Shares sold by you. ' In addition, when the Public Offering has been terminated, the Company will issue as additional compensation to you, 'shares of common stock in amount equal to not more than 10% of the amount invested by your customers, divided by $0.60 (120% of the selling price of the shares in the Public Offering to investors). These shares would be issued as restricted securities under rule 144, and will be subject to that rule's minimum one-year holding period, which will begin when the Public Offering has been terminated.

5. **Expenses.** The costs and expenses of the Public Offering shall be paid in the manner described in the Offering Circular and in this Agreement.

6. **Further Covenants.** The Company further agrees and covenants with you that:

(a) The Company will reproduce and deliver to you the number of Offering Circulars which you reasonably request.

(b) During the Offering, the Company will immediately notify you in writing of the occurrence of any event which could have a material adverse effect upon the Company or which would require a change in the information contained in the Offering Circular.

(c) Your obligations hereunder shall be subject to the accuracy of and compliance with the representations, warranties and agreements made by the Company which are contained herein.

(d) On the date of this Agreement the Company shall furnish to you an opinion addressed to you, from Stephen E. Rounds, Esq., legal counsel to the Company, to the effect that such counsel is of the opinion that:

(i) The Company s duly incorporated and a validly existing corporation in good standing under the laws of the state of its incorporation and has full power and authority to own and operate its properties and carry on its business as set forth in the Offering Circular.

(ii) To the knowledge of counsel (as such phrase is defined below), the issuance and sale of the Shares and the consummation of the transactions herein contemplated and compliance with the terms of this Agreement will not conflict with or result in a breach of any of the terms, conditions, or provisions of or constitute a default under any agreement or instrument to which the Company is a party or by which the Company or any of its property is bound, or any existing law (provided this paragraph shall not relate to federal or state securities laws), order, rule, regulation, writ, injunction, or decree directed to the Company of any government, governmental instrumentality, agency, body, arbitration tribunal, or court, domestic or foreign, having jurisdiction over the Company or its property.

(iii) To the knowledge of counsel, the Company is not in default with respect to any of the contracts or agreements to which it is a party, and the offering of the Shares will not cause the Company to become in default in any material respect under any of its contracts or agreements.

(iv) To the knowledge of counsel, the Offering Circular complies as to form in all material respects with the requirements of the Act and the rules and regulations thereunder, and to the knowledge of counsel the Offering Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which made (except that no opinion is expressed as to financial statements which are contained in the Offering Circular); and such counsel is familiar with all contracts specifically referred to in the Offering Circular and such contracts are sufficiently summarized or disclosed therein or included as exhibits thereto as required, and such counsel does not know of any other matters or contracts that are required to be summarized or disclosed or included as exhibits thereto; and such counsel does not know of any legal or governmental proceedings pending or threatened to which the Company is subject of such a character as would be required to be disclosed in the Offering Circular which is not disclosed and properly described therein.

(v) This Agreement has been properly executed by the Company and is a valid and binding agreement of the Company and is enforceable according to its terms, except as may be affected by principles of equity, bankruptcy laws, and other similar laws affecting the rights of creditors generally.

The phrase "to the knowledge of counsel" as used herein refers to matters within such counsel's actual knowledge based upon his representation of the Company in connection with the Public Offering. It is understood by you that such counsel has made no special or independent investigation of any factual matters or review of any judgments, decrees, franchises, certificates, permits or the like or any law and has made no independent search of the records of any judicial authority or governmental agency.

7. **Indemnification and Contribution.**

(a) The Company agrees to indemnify and hold harmless you and each person who controls you within the meaning of Section 15 of the Act from and against any and all losses, claims, damages or liabilities, joint or several, to which any such person may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) (i) arise under federal or state securities laws or any other statute or common law or are otherwise based upon any alleged violation of any of such laws and which arise in connection with or relating to the Public Offering, or (ii) arise out of or are caused by the breach by the Company of the provisions of this Agreement, and such persons will pay or reimburse you for any legal or other expenses (including, but not limited to, reasonable attorney fees) reasonably incurred by you in connection with investigating or defending any such claim, or action, whether or not resulting in any liability. The foregoing indemnity shall not apply with respect to violations or alleged violations of law caused by you within the meaning of Section 7(c) below.

(b) If any action is brought against you or a controlling person in respect of which indemnity may be sought against the Company pursuant to the foregoing paragraph, the person seeking indemnity shall promptly notify the Company against whom indemnification is to be sought in writing of the institution of such action, and the Company shall assume the defense of such action, and the payment of expenses. Indemnity hereunder is conditioned upon such notification. However, the omission so to notify such party or parties shall not relieve the party or parties from whom indemnification may be sought from any obligation it or they may have hereunder or otherwise, other than the obligation for indemnity hereunder. The person seeking indemnity shall have the right to employ its own legal counsel in any such case, but, unless the Company has declined to retain legal counsel and assume defense of the action, the fees and expenses of such counsel shall be at the expense of such person retaining such counsel. If the Company has refused to employ legal counsel and assume defense of the action, then the reasonable fees and expenses of legal counsel retained by the indemnified party shall be paid by the Company. Legal counsel employed by the Company shall be reasonably acceptable to the indemnified party. Anything in this paragraph to the contrary notwithstanding, the Company shall not be liable for any settlement of, or expenses incurred with respect to, any such claim or action effected without its written consent, which consent shall not be unreasonably withheld.

(c) You agree to indemnify and hold harmless the Company and any person who controls the Company within the meaning of the federal securities laws against any and all losses, claims, expenses, damages and liabilities (including reasonable attorney fees and disbursements and other expenses for investigating or defending any actions or threatened actions) to which the Company may become subject, (i) which arise under the federal or state securities laws or any other statute or common law or are otherwise based upon any alleged violations of such laws and are based upon any untrue statement or alleged untrue statement of a material fact contained in the Offering Circular or any amendment or supplement thereto or the omission or alleged omission to state therein any material facts required to be stated therein or necessary to make the statements therein not misleading, but only to the extent such statements or omissions resulted from the use of information prepared by and furnished to the Company by you specifically for use in the Offering Circular or any amendment or supplement thereto or (ii) which are caused by a material breach by you or such person(s) of the provisions of this Agreement or the agreement referred to this Section 7. In case any action shall be brought against the Company in respect of which indemnity may be sought against you pursuant to this subsection (c), you shall have the same rights and duties given to the Company, and each such other person who is so indemnified shall have the rights and duties given to you and any such participating broker or dealer by the provisions of subsection (b) above.

(d) Notwithstanding anything to the contrary provided in this Section 7, the indemnifying party shall not be obligated to pay legal expenses and fees to more than one law firm in one jurisdiction in connection with the defense of similar claims arising out of the same alleged acts or omissions giving rise to such claims, notwithstanding that such actions or claims are alleged or brought by one or more parties against more than one indemnified party. Such law firm shall be paid only to the extent of services performed by such law firm, and no reimbursement shall be payable to such law firm on account of legal services performed by another law firm except where another law firm acts as local counsel.

(e) If the indemnifications provided for in this Section 7 are unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to herein, then each indemnifying party shall in lieu of indemnifying such indemnified party contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect not only (i) the relative benefits received by the Company and broker-dealer from the Public Offering but also (ii) the relative fault of the Company and broker-dealer in connection with the actions or inactions which resulted in such losses, claims, damages, or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company and the broker-dealer shall be deemed to be in the same proportion as the total proceeds from the Public Offering are actually received by the Company and the broker-dealer. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or broker-dealer and each such party's relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and broker-dealer agree that it would not be just and equitable if contribution pursuant to this subsection were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection. The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection shall be deemed to include any legal or other expenses to which such indemnified party would be entitled if the indemnification subsections were applicable. Notwithstanding the provisions of this subsection, the broker-dealer shall not be required to contribute any amount in excess of the offering price of securities actually distributed by it. No person guilty of fraudulent misrepresentation (within the meaning of Section 11 of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this subsection, each person, if any, who controls the broker-dealer within the meaning of the Act shall have the same rights to contribution as the broker-dealer and each person who controls, within the meaning of the Act, the Company, shall have the same rights to contribution as the Company. Any party entitled to contribution, will promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this subsection, notify such party or parties from whom contribution may be sought, but the omission so to notify such party or parties shall not relieve the party or parties from whom contribution may be sought from any obligation it or they may have hereunder or otherwise. In the event the parties are unable to agree upon the relative contributions required of them pursuant to this subsection and either party institutes legal proceedings for a determination thereof, the prevailing party shall be entitled to recover from the other party all expenses incurred by the prevailing party in connection with such determination including costs of suit and reasonable attorney fees.

(f) The indemnity and contribution agreements herein contained are in addition to any liability which each party may otherwise have to the other.

(g) The indemnity and contribution agreements herein contained shall remain operative and in full force and effect, regardless of any investigations made by or on behalf of any party and shall survive the termination of this Agreement.

(h) The Company and the broker-dealer agree to advise each other immediately and confirm in writing the receipt of any threat of or the initiation of any steps or procedures which would impair or prevent the Public Offering. In the case of the happening of any such event, neither the Company nor the broker-dealer will acquiesce in such steps or procedures and each party agrees to actively defend any such actions unless all parties agree in writing to acquiesce in such actions.

8. No Right of First Refusal. This Agreement does not extend any rights of first refusal to the broker-dealer with respect to any other offer or sale of securities by the Company or any subsidiary of the Company.

9. Parties. This Agreement shall inure to the benefit of and be binding upon you and the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the parties hereto and their respective successors, heirs and legal representatives and the controlling persons, officers, and directors any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein or therein contained. This Agreement and all conditions and provisions hereof and thereof are intended to be for the sole and exclusive benefit of the parties hereto and their respective successors, heirs and legal representatives and said controlling persons, officers, and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of the securities through you shall be deemed to be a successor by reason merely of such purchase.

10. Notice. All notices hereunder shall be in writing and be delivered at or mailed postage prepaid to the following addresses and shall be deemed received on delivery if delivered in person and on the date of mailing if mailed, provided, that if notice is given by telephone and confirmed by mail, fax or personal delivery, notice shall be deemed to have been given when the telephone call was placed to the receiving party.

To the Company:

David C. Olson
Chief Executive Officer
Training Together, Inc.
6025 South Quebec Street, suite 150
Englewood, Colorado 80111

To the broker-dealer:

____

____

____

12. **Termination.** The Company and the broker-dealer each have the right to terminate this Agreement by giving notice as specified in Section 11 above to the other party. Such termination shall be given immediate effect.

13. **Governing Law, Arbitration, and Choice of Forum.** This Agreement shall be construed in accordance with the laws of the State of Colorado. The Company and the broker-dealer agree that any dispute which arises between them and which relates to this Agreement or the Public Offering shall be determined solely by litigation in the courts of Colorado, applying the laws of that state, in the Denver District Courts.

If the foregoing correctly sets forth the understanding between you and the Company, please indicate your acceptance thereof in the space provided below, whereupon this letter and your acceptance shall constitute, as of the date set forth above, a binding agreement between you and the Company in accordance with the terms of such letter and such acceptance.

Training Together, Inc.

By:______________________________ Date: ____________
David C. Olson, CEO

Broker-Dealer:

Name:

____

By:______________________________ Date: ____________
Name and Title

EXHIBIT 3.0

Articles of Incorporation
for
Training Together, Inc.

The undersigned natural person, older than eighteen years, establishes a corporation pursuant to the Colorado Business Corporation Act, as amended (the "Act") and adopts these Articles of Incorporation:

FIRST: The name of the corporation is **Training Together, Inc.**

SECOND: The period of its duration is perpetual. The corporation shall commence to exist as of the filing date of these Articles of Incorporation.

THIRD: The corporation shall have and may exercise all of the rights, powers and privileges now or hereafter conferred on corporations organized under the laws of Colorado. In addition, the corporation may do everything necessary, suitable or proper for the accomplishment of any of its corporate purposes. The corporation may conduct part or all of its business in any part of Florida, or Colorado, or elsewhere in the United States or the world and may hold, purchase, mortgage, lease and convey real and personal property in any of such places.

FOURTH: (a) The total number of shares that the corporation shall have authority to issue is 101,000,000 shares, of which 100,000,000 shall be Common Stock, and 1,000,000 shall be Preferred Stock. The shares of Common Stock shall have unlimited voting rights and shall constitute the sole voting group of the corporation, except to the extent any additional voting group or groups may hereafter be established in accordance with the Act. The shares of this class also shall be entitled to receive the net assets of the corporation upon dissolution.

The board of directors are authorized to determine, in whole or in part, the preferences, limitations, and relative rights of any series of Preferred Stock, and whether or not any series of Preferred Stock is entitled to vote, is redeemable or convertible, is entitled to dividends, and whether any other attributes of preferred stock are to be established for such a series of Preferred Stock of the corporation.

(b) Each Common Stock shareholder of record shall have one vote for each share of stock standing in his or her name on the books of the corporation and entitled to vote, except that in the election of directors each shareholder shall have as many votes for each share held by him or her as there are directors to be elected and for whose election the shareholder has a right to vote. Cumulative voting of the Common Stock in the election of directors is not allowed.

(c) Unless otherwise ordered by a court of competent jurisdiction, at all meetings of shareholders, one-third of the shares of a voting group entitled to vote at such meeting, represented in person or by proxy, shall constitute a quorum of that voting group.

FIFTH: Common Stock shareholders shall not have preemptive rights to acquire additional shares.

SIXTH: The board of directors may cause any shares issued by the corporation to be issued subject to such lawful restrictions, qualifications, limitations or special rights as it determines, which may be created by provision in the bylaws of the corporation or in minutes of proceedings by the board of directors, provided, however, any notice of such restrictions, qualifications, limitations or special rights must be stated on the certificates for the shares.

SEVENTH: The address of the initial registered office of the corporation is 4635 East 18th Avenue, Denver, Colorado 80220; the name of the initial registered agent of the corporation is Stephen E. Rounds, at that same address.

____
Registered Agent Signature

The address of the initial principal office of the corporation is 6025 South Quebec Street, Suite 150, Englewood, Colorado 80111.

EIGHTH: (a) The number of directors constituting the initial board of directors of the corporation is four. All directors shall serve until the next annual meeting of shareholders or until their successors are duly elected and qualified. The number of directors may be increased in accordance with the procedures set forth in the bylaws upon resolutions adopted by the board of directors, provided that the number of directors shall not be more than seven.

(b) The name and address of the initial directors are

John Michael Daniel Woolford	20423 State Road 7, # F-4B Boca Raton, FL 33498
Thomas M. Vickers, Jr.	20423 State Road 7, # F-4B Boca Raton, FL 33498
David C. Olson	6025 South Quebec Street, Suite 150, Englewood, Colorado 80111
Thomas M. Vickers	6025 South Quebec Street, Suite 150, Englewood, Colorado 80111

NINTH: The name and address of the incorporator is Stephen E. Rounds, 4635 East 18th Avenue, Denver, Colorado 80220.

TENTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation, and the same are in furtherance of and not in limitation or exclusion of the powers conferred by laws:

(a) **Conflicting Interest Transactions.** As used in this paragraph, "conflicting interest transaction" means any of the following: (i) a loan or other assistance by the corporation to a director of the corporation or to an entity in which a director of the corporation is a director or officer or has a financial interest; (ii) a guaranty by the corporation of an obligation of a director of the corporation or of an obligation of an entity in which a director of the corporation is a director or officer or has a financial interest; or (iii) a contract or transaction between the corporation and a director of the corporation or between the corporation and an entity in which a director of the corporation is a director or officer or has a financial interest.

No conflicting interest transaction shall be void or voidable, be enjoined, be set aside, or give rise to an award of damages or other sanctions in a proceeding by a shareholder or by or in the right of the corporation, solely because the conflicting interest transaction involves a director of the corporation or an entity in which a director of the corporation is a director or officer or has a financial interest, or solely because the director is present at or participates in the meeting of the corporation's board of directors or of the committee of the board of directors which authorizes, approves or ratifies a conflicting interest transaction, or solely because the director's vote is counted for such purpose if: (A) the material facts as to the director's relationship or interest and as to the conflicting interest transaction are disclosed or are known to the board of directors or the committee, and the board of directors or committee in good faith authorizes, approves or ratifies the conflicting interest transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum; or (B) the material facts as to the director's relationship or interest and as to the conflicting interest transaction are disclosed or are known to the shareholders entitled to vote thereon, and the conflicting interest transaction is specifically authorized, approved or ratified in good faith by a vote of the shareholders; or (C) a conflicting interest transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof, or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes, approves or ratifies the conflicting interest transaction.

(b) **Loans and Guaranties for the Benefit of Directors.** Neither the board of directors nor any committee thereof shall authorize a loan by the corporation to a director of the corporation or to an entity in which a director of the corporation is a director or officer or has a financial interest, or a guaranty by the corporation of an obligation of a director of the corporation or of an obligation of an entity in which a director of the corporation is a director or officer or has a financial interest, until at least ten days after written notice of the proposed authorization of the loan or guaranty has been given to the shareholders who would be entitled to vote thereon if the issue of the loan or guaranty were submitted to a vote of the shareholders. The requirements of this paragraph (b) are in addition to, and not in substitution for, the provisions of paragraph (a) of this Article TENTH.

(c) **Negation of Equitable Interests in Shares or Rights.** Unless a person is recognized as a shareholder through procedures established by the corporation pursuant to Section 7-107-204 or similar law, the corporation shall be entitled to treat the registered holder of any shares of the corporation as the owner thereof for all purposes permitted by the Act, including without limitation all rights deriving from such shares, and the corporation shall not be bound to recognize any equitable or other claim to, or interest in, such shares or rights deriving from such shares on the part of any other person, including without limitation, a purchaser, assignee or transferee of such shares, unless and until such other person becomes the registered holder of such shares or is recognized as such, whether or not the corporation shall have either actual or constructive notice of the claimed interest of such other person. For example, until such other person has become the registered holder of such shares or is recognized pursuant to Section 7-107-204 or similar law, he shall not be entitled to receive notice of shareholder meetings, to vote, to examine a list of shareholders, to be paid dividends or other distributions payable to shareholders, or to own, enjoy or exercise any other rights deriving from such shares against the corporation. Nothing contained herein shall be construed to deprive any beneficial shareholder, as defined in Section 7-113-101(1) of any right he may have under Article 113 of the Act or subsequent law.

ELEVENTH: Subject to repeal by the shareholders, the board of directors is authorized to adopt, amend, and repeal bylaws, so long as the bylaws do not conflict with these Articles of Incorporation.

TWELFTH: No director of the corporation shall be personally liable to the corporation or to the shareholders of the corporation for monetary damages for breach of fiduciary duty to the corporation as a director, except that the foregoing shall not eliminate or limit the liability of a director to the corporation or to its shareholders for monetary damages for:

(i) any breach of a director's duty of loyalty to the corporation or its shareholders;

(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(iii) voting for or assenting to a distribution in violation of Section 7-106-401 of the Act or the articles of incorporation of the corporation, if it is established that the director did not perform his or her duties in compliance with Section 7-108-401 of the Act, provided that the personal liability of a director in this circumstance shall be limited to the amount of the distribution which exceeds what could have been distributed without violation of Section 7-106-401 or the articles of incorporation; or

(iv) any transaction from which the director directly or indirectly derives an improper personal benefit.

Nothing contained herein shall be construed to deprive any director of his or her right to all defenses ordinarily available to a director nor shall anything herein be construed to deprive any director of any right he or she may have for contribution from any other director or other person.

In addition, the corporation shall have full authority to indemnify its current or former directors, officers, employees, fiduciaries and agents as now or hereinafter is permitted by Section 7-109-101 of the Colorado Business Corporation Act, to the full extent permitted by that section, or its successor provisions.

Dated: July 16, 2001

/s/ Stephen E. Rounds
Stephen E. Rounds, incorporator

EXHIBIT 3.1

Original Bylaws of

NIKRON Technologies Inc.

Office

Section 1. The principal office of the corporation shall be located in Denver, Colorado, or such other location either within or outside of Colorado, as the board of directors may designate from time to time. Additional offices shall be located as determined by the board of directors.

Shareholders

Section 2. **Annual Meetings**. Annual meetings of shareholders shall be held on such day during the first quarter of the year at such time as the board of directors shall determine. At the annual meetings, directors shall be elected for the following 12 month period, and for the transaction of such other business as properly may come before the meeting.

Section 3. **Special Meetings**. Special meetings of the shareholders, for any purpose, may be called only by the board of directors, or by the corporation if demand or demands has or have been made by the holders of at least 10% of all the shares entitled to vote on any issue proposed to be considered at the meeting.

Section 4. **Place of Meeting**. The board of directors shall designate any place, within or without the state of Colorado, as the location for any annual or special meeting. If no designation is made, or if a special meeting be otherwise called, the place shall be in the principal office of the corporation in Colorado.

Section 5. **Notice of Meeting**. Written notice stating the place, date and hour of the meeting, and in the case of a special meeting, the purpose for which called, shall be delivered not less than 10 nor more than 50 days (or within such other time as may be required by statute) before date of the meeting, either personally or by mail, by or at direction of the President or the Secretary, to each shareholder of record entitled to vote. If mailed, notice shall be deemed given when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock transfer books (or other books evidencing stock ownership) of the corporation, with postage thereon prepaid.

Section 6. **Closing of Transfer Books or Fixing of Record Date**. For the purpose of determining the shareholders entitled to notice of or to vote at any meeting or any adjournment thereof, or the shareholders entitled to receive payment of dividends, or for any other proper purpose, the board of directors may provide that the stock transfer books be closed for a stated period but not to exceed 50 days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting, such books shall be closed for at least 10 days immediately preceding such meeting. In lieu of closing the stock transfer books, the board of directors may fix in advance a date as the record date, such date in any case to be not more than 50 and not less than 10 days prior to the date on which the particular action is to be taken. If the transfer books are not closed and no record date is fixed, the date of resolution of the board of directors calling for a meeting or declaring such dividend is adopted, as the case may be, shall be the record date for such determination. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

Section 7. **Quorum**. One-third of the outstanding shares entitled to vote, present in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than one-third are represented at a meeting, a majority of the shares which are so represented may adjourn the meeting from time to time, with such further notice thereof as Colorado law may require. At such adjourned meeting at which a quorum shall be represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 8. **Proxies**. At all meetings, a shareholder may vote by proxy executed in writing by the shareholder or his duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the corporation before or at the time of the meeting.

Board of Directors

Section 9. **General Powers**. The business and affairs of the corporation shall be managed by the board of directors.

Section 10. **Number, Etc**. The number of directors on the initial board of directors of the corporation is five. The initial directors shall hold office until the first annual meeting of shareholders of the corporation. Thereafter, there shall be elected five directors of the corporation at each annual meeting of the corporation, or such other number as may be authorized to be elected if these bylaws are amended in that respect.

Each director shall hold office until the next annual or special meeting of shareholders at which a new board of directors is elected and until his successor shall have been elected and qualified. Each director need not be a shareholder of the corporation.

Section 11. **Regular Meetings**. A regular meeting of the board of directors shall be held without notice immediately after, and at the same place as, the annual meeting of shareholders, or any special meeting if one or more directors then were elected. The board of directors may establish by resolution the time and place for the holding of additional regular meetings without notice other than such resolution.

Section 12. **Special Meetings**. Special meetings of the board of directors may be called by or at the request of the President or any director. A majority of the board of directors shall fix any place for holding any special meeting of the board of directors which has been called.

Section 13. **Notice**. Written notice of any special meeting shall be given at least three days prior thereto by notice delivered personally, by telephone, or by mail to each director at his business address. If mailed, such shall be deemed delivered when deposited in the United States mail (first class) at least seven days before the meeting. Telephone notice shall be given at least 48 hours prior thereto. Any director may waive notice of any meeting. The attendance of a director at a meeting constitutes a waiver of notice of such meeting, except in cases in which the director attends a meeting for the express purposes of objecting to the transaction of any business because the meeting is not lawfully called or convened. The business to be transacted at any special meeting of the board of directors shall be specified in the notice.

Section 14. **Quorum**. A majority of the directors then in office shall constitute a quorum for any meeting of the board of directors.

Section 15. **Manner of Acting**. The act of the majority of the directors at a meeting at which a quorum is present shall be the act of the board of directors.

Section 16. **Vacancies**. Any vacancy in the board of directors may be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office.

Section 17. **Compensation**. By resolution of the board of directors, directors may be paid their expenses, if any, of attendance at each meeting, and may be paid a fixed sum for attendance at each meeting, or a salary as director. No such payment shall preclude any director from serving the corporation in any other capacity.

Section 18. **Presumption of Assent**. A director who is present at a meeting of the Board shall be presumed to have assented to actions taken unless his dissent shall be entered in the minutes of the meeting, or unless he files written dissent to such action with the board of directors, or forwards such dissent by certified mail (return receipt requested) to the Secretary of the corporation immediately after the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

Section 19. **Action Without a Meeting**. Any action required or permitted to be taken at a meeting of the board of directors (or any committee thereof) may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by all of the directors (or committee members), and delivered to the Secretary of the corporation for inclusion in the Minute Book or for filing with the corporate records. An action taken under this Section is effective when all directors (or committee members) have signed the consent, unless the consent specifies a different effective date.

Directors (or committee members) may participate in a meeting of the board of directors (or committee) by means of conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other at the same time.

Section 20. **Committees**. By resolution of the board of directors, an Executive Committee may be designated, comprised entirely of directors, which (to the extent provided in the resolution) shall have all the authority of the board of directors, except the authority to (i) declare dividends or distributions, (ii) recommend to shareholders actions or proposals required to be approved by shareholders pursuant to law, (iii) fill vacancies on the board of directors or any committee thereof, (iv) amend these bylaws, (v) approve a plan of merger not requiring shareholder approval, (vi) reduce earned or capital surplus, (vii) authorize the reacquisition of shares unless pursuant to a general formula or method specified by the board of directors, or (viii) authorize the issuance or sale of, or any contract to issue or sell shares of stock.

The board of directors, having acted regarding general authorization for the issuance or sale of shares or any contract therefor and, in the case of a series, the designation thereof, may, pursuant to a general formula or method specified by the board of directors or by adoption of a stock option or other plan, authorize the Executive Committee to fix the terms of any contract for the sale of the shares.

The board of directors may designate (in the same manner provided in (a) above) such other committees comprised of directors and other persons, with such authority as the board of directors may determine, subject to applicable law.

Officers

Section 21. **Number**. The executive officers of the corporation shall be a President, a Secretary, and a Treasurer, each of whom shall be elected by the Board. One or more Vice Presidents and other officers may be elected by the Board, as necessary. Other officers with different titles and responsibilities may be appointed by the board of directors. The same person may hold more than one office.

Section 22. **Election and Term**. Officers shall be elected by the board of directors at the first meeting held after each annual meeting of shareholders, and at other such times as necessary. Each officer shall hold office until his successor is elected, or until he shall resign or shall have been removed.

Section 23. **Removal**. Any officer may be removed by the board of directors whenever in its judgment the best interests of the corporation would be served thereby.

Section 24. **President**. The President shall be the principal executive officer of the corporation and, subject to control of the board of directors, shall supervise all corporate business, preside at all meetings of shareholders and of the board of directors, and sign with the Secretary, or other proper officer of the corporation thereunto authorized by the board of directors, certificates (if any) for shares of the corporation, deeds, contracts or other instruments, except in cases in which execution shall be expressly delegated by the board of directors to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed.

Section 25. **Vice President**. The Vice President(s) shall perform such duties as from time to time may be assigned by the President or by the board of directors. Further, in the event of inability or refusal to act, the Vice President (or in the event there be more than one, the Executive Vice President or the Vice Presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their election), if there be a Vice President, shall perform the duties of the President. Unless provided by resolution of the board of directors, no Vice President except the Executive Vice President shall have general executive corporate authority with respect to the corporation's affairs.

Section 26. **Secretary**. The Secretary shall: (i) keep the minutes of shareholders and board of directors meetings in one or more books provided for that purpose; (ii) see that all notices are duly given in accordance with these bylaws; (iii) be custodian of the corporate records; (iv) sign with the President certificates for shares of the corporation; and (v) perform such other duties as from time to time may be assigned by the President or by the board of directors.

Section 27. **Treasurer**. The Treasurer shall perform such duties as from time to time may be assigned by the President or by the board of directors.

Section 28. **Salaries**. Compensation of officers shall be fixed from time to time by the board of directors.

Loans, Banking

Section 29. **Loans**. No loans shall be contracted on behalf of the corporation and no evidence of debt shall be issued in its name, unless authorized by the board of directors. Such authority may be general or confined to specific instances.

Section 30. **Banking**. All checks, drafts or other orders for payment of money, notes or other evidence of debt shall be signed by such officers, under such restrictions, and in such manner as shall from time to time be determined by the board of directors.

Miscellaneous

Section 31. **Certificates**. Certificates representing shares of the corporation shall not be issued. The corporation shall give notice to shareholders of their rights and ownership in the corporation, as required by section 7-106-207 of the Colorado Business Corporation Act. The name and address of the person to whom the shares are issued, with the number of shares and date of issue, shall be entered on the stock transfer books.

Section 32. **Transfer, Conversion and Redemption**. Transfer (or redemption or conversion) of shares shall be effective on the stock transfer books only by the holder of record or authorized agent, who shall furnish proper evidence of authority to transfer (or redeem or convert), or by attorney thereunto authorized by power duly executed and filed with the Secretary. The person in whose name shares stand on the books shall be deemed by the corporation to be the owner thereof for all purposes.

Section 33. **Seal**. At such time as determined by the board of directors, the corporation shall obtain and use on its documents a corporate seal. Until that determination is made, a seal shall not be used by the corporation.

Section 34. **Amendments**. Subject to repeal or change by action of the shareholders pursuant to law, these bylaws may be amended, or repealed and new bylaws adopted, by the board of directors. All amendments shall be dated and identified as such within the text of these Original Bylaws.

Section 35. **Interpretation and Severability**. These bylaws shall be interpreted to conform to the Articles of Incorporation, and (if necessary for the corporation to be qualified to transact business in jurisdictions other than its domicile) shall be deemed modified to the extent such conformity with other law may require. Any changes to these bylaws required by the preceding sentence shall not affect the remaining portions of the bylaws, all of which are severable.

The foregoing Original Bylaws of Training Together, Inc. have been duly adopted by the board of directors as of July 16, 2001.

/s/ Kelley Beth Kendall Larsen
Kelley Beth Kendall Larsen,
Secretary

EXHIBIT 4.0

Subscription Agreement
for Shares of Training Together, Inc.

The undersigned subscribes to purchase ________ shares of common stock of Training Together, Inc., at $0.50 per share, and represents to Training Together, Inc. that he or she has received and reviewed the Offering Circular for Training Together, Inc.

____
Print Name of Subscriber

Address of Subscriber:

____

____

____

Subscriber's telephone number: _______________

____
Signature of Subscriber

Name of Subscriber and title
and name of authorized signer
if Subscriber is an entity

____

____
tenants

EXHIBIT 4.1

Incentive Stock Option Plan
for
Training Together, Inc.

Article I

Purpose

This Incentive Stock Option Plan (hereafter the "Plan") of Training Together, Inc. (the "Company") for executive and other key employees, is intended to advance the Company by providing an incentive to obtain a proprietary interest to those persons who have management and key employment responsibilities, and to others who serve the Company.

Article II

Definitions

For Plan purposes, except where the context clearly indicates otherwise, the following terms shall have the meanings set forth:

a. "Board" shall mean the Company's Board of Directors.

b. "Code" shall mean the Internal Revenue Code of 1986, and the rules and regulations promulgated thereunder.

c. "Committee" shall mean the Compensation Committee, or such other committee of the Board designated by the Board to administer the Plan. Until such time as the Board may designate such committee, this Plan shall be administered by the Board. The Committee shall be composed of not less than two persons appointed by the Board; Committee members also may be members of the Board. Options also may be granted by the Board. No member of the Committee or of the Board shall vote on issuance of an Incentive Stock Option to himself or herself.

d. "Common Shares" shall mean shares of the Company's Common Stock, or, in the event that the outstanding Common Shares are hereafter changed into or exchanged for different shares or securities of the Company, such other shares or securities.

e. "Company" shall mean Training Together, Inc., a Colorado corporation, and any parent or subsidiary corporation of such corporation, as the terms "parent" and "subsidiary" are defined in Sections 425(e) and (f) of the Code.

f. "Fair Market Value" shall mean, with respect to the date a given stock option is granted or exercised, the average of the highest and lowest reported sales prices of the Common Shares as reported in any trading market where the Company then is listed, or if there were no transactions in the Common Shares on such day, then the last preceding day on which transactions took place. If the Common Shares of the Company are not traded in any public market, then fair value may be established by reference to sales of Common Shares by the Company, or to sales by shareholders of outstanding Common Shares held by them, or to sales by third parties of outstanding Common Shares which had been owned by shareholders of record (for example, sales by a trustee in bankruptcy or a secured creditor or by order of court in domestic relations or probate proceedings). The above notwithstanding, the Committee may determine the Fair Market Value in such other manner as it may deem more equitable for Plan purposes or as is required by applicable laws or regulations. The Committee always shall take into account and duly consider developments in the Company since the date of the sale or sales being used to determine Fair Market Value, including without limitation material changes in earnings per Common Share, contracts for new business, and other factors.

g. "Incentive Stock Option" or "ISO" or "Option" shall mean a stock option issued under the Plan which is intended to meet the terms of Code Section 422A for qualified options (i.e., a "Qualified Incentive Stock Option").

h. "Optionee" shall mean the person to whom has been granted an Incentive Stock Option.

i. "Stock Option Agreement" shall mean the agreement between the Company and the Optionee under which the Optionee may purchase Common Shares.

j. "Ten Percent Shareholder" shall mean an employee who owns ten percent or more of the Common Shares as such amount is calculated under Code Section 422A(b)(6). Attribution rules under Code Section 425(d) are applicable to determine whether the ten percent ownership rule is satisfied.

k. "Vesting" and "vested" shall mean the time(s) when options are exercisable as determined by the Committee (or the Board if no Committee has been established), subject to the provisions of this Plan.

Article III

Administration

3.1 The Committee (or the Board, until a Committee is designated) shall administer the Plan with full power to grant Incentive Stock Options, and construe and interpret the Plan, establish rules and regulations and perform all other acts it believes reasonable and proper.

3.2 The determination of those eligible to receive Incentive Stock Options, and the amount and terms and conditions of such Options shall rest in the sole discretion of the Committee (or the Board, if no Committee is designated), subject to the provisions of this Plan. Eligibility and vesting shall be determined under Article V.

3.3 The Committee may cancel any Incentive Stock Options if an Optionee conducts herself or himself in a manner which the Committee in good faith determines to be not in the best interests of the Company, as set forth in Section 11.7.

3.4 The Board, or the Committee, may correct any defect, supply any omission, or reconcile any inconsistency in the Plan, or in any granted Incentive Stock Option, in the manner and to the extent it shall deem necessary to carry it into effect.

3.5 Any decision made, or action taken, by the Committee or the Board arising out of or in connection with the interpretation and administration of the Plan shall be final and conclusive.

3.6 Meetings of the Committee shall be held at such times and places as shall be determined by the Committee. Notice of meetings shall be made in the same manner as required for Board meetings under the Bylaws. A majority of the members of the Committee shall constitute a quorum for the transaction of business, and the vote of a majority of those members present shall decide any question brought before that meeting. In addition, the Committee may take any action otherwise proper under the Plan by the signed affirmative vote, taken without an actual meeting, of all members. All proceedings of the Committee shall be evidenced by complete and detailed minutes, signed by the Committee members.

3.7 No member of the Committee shall be liable for any act or omission of any other member of the Committee or for any act or omission on her or his own part, including, but not limited to, the exercise of any power or discretion given to her or him under the Plan, except those resulting from her or his own bad faith, gross negligence, or willful misconduct.

3.8 The Plan shall always be administered in such a manner as to permit the Options to qualify as "incentive stock options" under Section 422A of the Code.

3.9 Management of the Company shall supply full and timely information to the Committee on all matters relating to eligible employees, their duties and performance, and current information on death, retirement, and disability or other termination of employment of Optionees, and such other pertinent information as the Committee may require. The Company shall furnish the Committee with clerical and other assistance as necessary in performance of its duties hereunder.

Article IV

Number of Reserved Shares

4.1 **Reserved Shares.** The total number of Common Shares of the Company available for issuance under the Plan shall be 250,000, subject to adjustment under Article VII. The reserved shares may be either authorized but unissued, or previously issued and subsequently reacquired.

4.2 **Shares Under Expired or Terminated Options**. If an Incentive Stock Option or portion thereof shall expire or terminate for any reason without having been exercised in full, the unpurchased shares shall be available for future grants of Incentive Stock Options.

Article V

Eligibility, Vesting and Allocation

5.1 **Eligibility**. Qualified Incentive Stock Options may be granted to officers and employees of the Company, as determined by the Committee.

The Compensation Committee shall determine the length of service required for each Optionee to be eligible to participate in this Plan.

5.2 **Vesting**. Subject to Section 6.8, Incentive Stock Options generally shall be exercisable at the rates established by the Committee.

5.3 **Allocation**. The number of Incentive Stock Options to be issued in any calendar year shall be in the discretion of the Committee (or the Board if no Committee has been established).

Article VI

Terms and Conditions

6.1 **Form of Option Agreement**. All Incentive Stock Options shall be evidenced by agreements in the form of Attachment A hereto, or in such other form as may be duly approved pursuant to this Plan. Any such other form shall be subject to applicable provisions of the Plan, and such other provisions as the Committee may adopt, but always shall include the provisions set forth in Sections 6.2 through 6.10 below.

6.2 **Price.** The option price per share for Qualified Incentive Stock Options shall be equal to or more than 100% of the Fair Market Value of a Common Share on the grant date. The price at which shares may be purchased on exercise of an Incentive Stock Option by a Ten Percent Shareholder shall be not less than 110 percent of the Fair Market Value on the grant date.

6.3 **Time of Grant**. All Incentive Stock Options must be granted within 10 years from the date this Plan is adopted by shareholders.

6.4 **Time of Exercise**. No Incentive Stock Option granted to any Ten Percent Shareholder shall be exercisable after the expiration of five years from the date such is granted. No ISO granted to any other person shall be exercisable after the expiration of ten years from the date such is granted, and in any event no ISO (whether qualified or nonqualified) shall be exercisable after termination of the Plan.

Subject to Article V, the Committee may establish installment exercise terms for an Incentive Stock Option, such that the Option becomes fully exercisable over a series of cumulating portions. If an Optionee shall not, in any given installment period, purchase all the Common Shares available within such period, such Optionee's right to purchase any Common Shares not purchased in such installment period shall continue until the expiration or sooner termination of such ISO.

6.5 **Exercise**. An Incentive Stock Option shall be exercised by delivery of (a) a written notice of exercise (in the form of Attachment B hereto) to the Company specifying the number of Common Shares to be purchased, and (b) payment of the full price of such Common Shares, as set forth in Section 6.6.

Not less than 100 Common Shares may be purchased at one time unless the number purchased is the total number at the time available for purchase. Until the Common Shares represented by an exercised option are issued to an Optionee, she or he shall have none of the rights of a shareholder.

6.6 **Method of Payment**. The purchase price for an Incentive Stock Option or portion thereof may be paid:

a. In United States dollars by check payable to order of the Company in an amount equal to the option price; or

b. At the discretion of the Committee, through the delivery of fully paid and non-assessable Common Shares, with an aggregate Fair Market Value on the date of the exercise equal to the option price, provided such tendered shares have been owned by the Optionee for at least one year prior to such exercise; or

c. By a combination of a. and b.

d. In any other lawful consideration approved by the Committee, including without limitation promissory notes, salary set-offs, and exchange of options with higher exercise prices.

The Committee shall determine acceptable methods for tendering Common Shares as payment upon exercise, and may impose limitations on such use of Common Shares.

6.7 **Non-Transferability**. Except by will or the laws of descent and distribution, no right or interest in any Incentive Stock Option shall be assignable or transferable. Incentive Stock Options shall be exercisable during the Optionee's lifetime only by the Optionee, except as provided by Section 6.8(c) below.

6.8 **Termination of Employment, Disability, or Death of Optionee**. If an Optionee shall cease to be employed by the Company, die, or become permanently or totally disabled (within the meaning of Section 22(e)(3) of the Code) while he or she is holding Options, each Option shall expire as follows:

a. If the Optionee's termination of employment occurs for any reason, during the first year 12 months after grant of the Option, the Optionee's right to exercise shall terminate; provided, however, that if during the same period the Optionee (i) retires pursuant to a Company approved retirement policy then in effect, or (ii) becomes permanently and totally disabled (within the meaning of Section 105(b)(4) of the Code), the Option shall become exercisable in full on the date of such retirement or disability and remain exercisable for three months.

b. If the Optionee's termination of employment occurs for any reason, except death, more than 12 months after grant of the Option, the Optionee shall have the right to exercise the Option for three months after termination to the extent that it was exercisable on the date of termination.

c. If the Optionee shall die while employed by the Company or within three months after termination of employment, the personal representative or administrator of the Optionee's estate or the person(s) to whom the Option was validly transferred by personal representative or administrator, shall have the right to exercise the Option for three months after the death of the Optionee, to the extent the Option (i) was exercisable on the date of death and (ii) was not exercised.

No transfer of an Incentive Stock Option by the will of an Optionee, or by the laws of descent and distribution shall be effective to bind the Company unless the Company shall have been furnished with written notice thereof and an authenticated copy of the will and/or such other evidence as the Committee may deem necessary to establish validity of the transfer.

6.9 **Leaves of Absence**. For purposes of the Plan, it shall not be considered a termination of employment when an Optionee is placed by the Company on military or sick leave or other type of leave of absence considered as continuing intact the employment relationship. In case of such leave of absence, the employment relationship shall be continued until the later of the date when such leave equals 90 days or the date when the Optionee's right to reemployment with the Company shall no longer be guaranteed by statute or contract.

6.10 **Annual $100,000 Limit on each ISO Optionee**. Notwithstanding any other provision of the Plan, the aggregate Fair Market Value of the Common Shares, determined as of the time such Option is granted, for which any Optionee may be granted Incentive Stock Options under the Plan shall not exceed $100,000 in any such same calendar year. For example, if Options to buy 50,000 Common Shares are granted, and if the Fair Market Value of the Common Shares is $2.00 or less on grant date, then all of the Options will be considered Incentive Stock Options when the Options are exercised, provided the Fair Market Value on exercise date is $2.00 or less. But if under the example, Fair Market Value is $3.00 at the time of exercise, Incentive Stock Option treatment under the Code would be limited to 33,333 Common Shares, and the remainder would not qualify for such treatment.

Article VII

Adjustments on Changes in Capitalization

7.1 In the event that the outstanding Common Shares of the Company are hereafter changed into or exchanged for a different number or kind of shares or other securities of the Company:

a. Prompt, proportionate, equitable, lawful, and adequate adjustment shall be made of the aggregate number and kind of shares subject to Options which may have been granted, such that the Optionee shall have the right to purchase such Common Shares as may be issued in exchange for those purchasable on exercise of the Options had such merger, consolidation, other reorganization, recapitalization, reclassification, combination of shares, stock split-up, or stock dividend not taken place.

b. Rights under granted but unexercised Options or portions thereof, as to the exercise price per share, shall be adjusted appropriately; such adjustment shall be made without change in the total exercise price applicable to the unexercised Options.

7.2 The foregoing adjustments and their manner of application shall be determined solely by the Committee (or by the Board, if there be no committee). No fractional shares shall be issued under the Plan on account of any such adjustments.

Article VIII

Merger or Consolidation

8.0 If the Company shall be a party to a binding agreement to any merger, consolidation, or reorganization of which the Company shall not be the survivor, each outstanding Option shall pertain and apply to the securities which a shareholder of the Company would be entitled to receive pursuant to such merger, consolidation, or reorganization. Every Optionee shall have the right immediately prior to taking effect of such a transaction, to exercise the Option to the extent not exercised by such date, and unexercised Options shall be deemed exchanged for new options, with identical terms, to purchase common shares in the successor company.

Article IX

Amendment and Termination of Plan

9.1 The Board, without further approval of the shareholders, and at any time and from time to time, may suspend or terminate the Plan in whole or in part or amend it in such respects as the Board deems appropriate and in the best interest of the Company; provided, however, that no such amendment shall be made which would, without approval of the shareholders:

a. Materially modify the eligibility requirements for receiving Options;

b. Increase the total number of Common Shares which may be issued pursuant to Options, except in accordance with Article VII;

c. Reduce the minimum exercise price per Common Share, except in accordance with Article VII;

d. Extend the period of granting Options; or

e. Materially increase in any other way the benefits to Optionees.

9.2 No amendment, suspension, or termination of this Plan shall, without the Optionee's consent, alter or impair any of the rights or obligations under issued Options.

9.3 The Board may amend the Plan, subject to the limitations cited above, as may be necessary to permit the granting of Incentive Stock Options meeting the requirements of the Code.

9.4 No Option may be granted during any suspension of the Plan or after termination of the Plan.

Article X

Regulations

10.0 The obligation of the Company to issue Common Shares for exercised Incentive Stock Options shall be subject to all applicable laws and regulations, including without limitation (I) for citizens of the United States, the Securities Act of 1933 and state securities laws, (ii) for citizens of Canada and other jurisdictions, the securities laws of Canada and other jurisdictions, and (iii) if the Company is listed, on the NASDAQ market system, or the requirements of other exchanges or quotation markets.

Article XI

Miscellaneous Provisions

11.1 **No Right to Employment**. No person shall have any claim or right to be granted an Option under the Plan, and the grant thereof under the Plan shall not be construed as giving any person the right to be employed by or retained as a consultant for the Company, or to continue any such employment or consulting status.

11.2 **Plan Expenses**. The Company will pay all expenses of administering this Plan.

11.3 **Use of Exercise Proceeds**. Money received from Optionees on the exercise of Options shall be used for the general corporate purposes of the Company.

11.4 **Foreign Nationals**. Without amending the Plan, grants may be made to employees of the Company who are foreign nationals or employed outside the United States, or both, on terms and conditions consistent with the Plan's purpose but different from those specified in the Plan as may be necessary or desirable to create equitable opportunities, given differences in tax laws.

11.5 **Indemnification**. In addition to such other rights of indemnification as they may have as members of the Board or the Committee, the members of the Committee shall be indemnified by the Company against all costs and expenses reasonably incurred by them in connection with any action, suit, or proceeding to which they or any of them may be party by reason of any action taken or failure to act under or in connection with the Plan or any Option granted thereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit, or proceeding, except a judgment based upon a finding of bad faith; provided that upon the institution of any such action, suit, or proceeding, a Committee member shall, in writing, give the Company notice thereof and an opportunity, at its own expense, to handle and defend the same before such member undertakes to handle and defend it on her or his own behalf.

11.6 **Substitute Options**. Options may be granted under this Plan from time to time in substitution for options held by employees of other corporations who become employees of the Company as the result of a merger or the consolidation of the employing corporation with the Company or the acquisition by the Company of the assets of the employing corporation or the acquisition by the Company of stock of the employing corporation as a result of which it becomes a subsidiary of the Company.

11.7 **Forfeiture for Dishonesty**. Notwithstanding anything to the contrary in the Plan, if the Committee in good faith finds by a majority vote, after full consideration of the facts presented on behalf of both the Company and the Optionee, that the Optionee has been engaged in fraud, embezzlement, theft, commission of a felony or dishonesty in the course of her or his employment by the Company or any subsidiary corporation, which damaged the Company or any subsidiary corporation, or for disclosing trade secrets of the Company or any subsidiary corporation, the Optionee shall forfeit all unexercised Options. The decision of the Committee as to the cause of an Optionee's discharge and the damage done to the Company shall be final. No decision of the Committee, however, shall affect the finality of the discharge of such Optionee by the Company or any subsidiary corporation in any manner.

Article XII

Information Delivery Requirements

12.0 In order that the Company complies with its obligations under the securities laws, an Optionee desiring to exercise his or her options will notify the Chief Executive Officer or Chief Financial Officer of the Company of his or her intention, in writing. Such Officer shall direct other officer(s) of the Company to meet with the individual to deliver and discuss the following information: If the Company is registered with the SEC, copies of its last annual report, quarterly report, proxy statement and any Form 8-K reports; If the Company is not so registered, then copies of the audited financial statements for the last fiscal year and unaudited interim financial statements; a summary of current and expected contracts and overall business strategy; copies of the articles of incorporation and significant business contracts in place; and copies of debt/credit line documents, and any other document material to the evaluation of an investment in the Company. Prior to the exercise of the Option, the Optionee shall acknowledge receipt of the delivered information in writing.

Article XIII

Disposition of Stock Acquired on Exercise of an Incentive Stock Option

13.1 **Qualifying Disposition**. A disposition of Common Shares acquired by exercise of an ISO, where the disposition occurs after two years from the grant of the ISO will qualify the receipt of proceeds from disposition as capital gains income, provided that at least one year has elapsed between exercise of the ISO and disposition of the Common Shares.

13.2 **Disqualifying Disposition**. A disposition of Common Shares acquired by exercise of an ISO, where the disposition occurs less than two years from the grant of the ISO, will disqualify the receipt of proceeds from disposition as capital gains income, such that (a) the receipt of such proceeds will be recognized as compensation income in the calendar year of disposition, equal to the difference between the exercise price and the fair market value of the Common Shares at the time of exercise; and (b) for purposes of calculating capital gains tax on disposition proceeds, the basis shall equal the exercise price plus the amount of compensation income recognized.

Article XIV

Shareholder Approval and Effective Date

14.0 This Plan is effective as of the date of approval by the Board of Directors, provided the shareholders approve the plan within 12 months after that date.

Attachment A to Plan

Number of Shares: ______
Date of Grant: ________, 20__

Stock Option Agreement

Agreement made this __ day of ________________, 20__, between ________________ ("Optionee") and Training Together, Inc.

i. **Grant of Option**. The Company, pursuant to the provisions of the Company's Incentive Stock Option Plan ("Plan"), attached hereto, hereby grants to the Optionee, subject to the terms and conditions set forth or incorporated herein, an Option to purchase from the Company all or any part of an aggregate of _________ Common Shares, at the purchase price of $_______ per Share. The provisions of the Plan governing the terms and conditions of the Option granted hereby are incorporated herein by reference.

In the event of any conflict between this Agreement and the Plan, the Plan shall control.

2. **Exercise**. This Option shall be exercisable in whole or in part (in multiples of 100 Shares, unless for the balance of this Option) on or before _____________, 200_.

This Option shall be exercisable by delivery to the Company of a notice of election to exercise, in the form attached hereto, specifying the number of Shares to be purchased and accompanied by payment of the full purchase price. A copy of this Stock Option Agreement shall also be delivered to the Company along with the notice of election of exercise, for the Company's endorsement of exercise on Schedule I and return to the Optionee for his or her records.

Training Together, Inc.

____
(Name of officer) (Date)

Attachment B to Plan

(Suggested form of letter to be used for notification of election to exercise. Please do not use this page, but follow this form in a separately typed letter.)

Date ____________, 200__

Training Together, Inc.
6025 South Quebec Street, Suite 150
Englewood, Colorado 80114

In accordance with Paragraph 2 of the Stock Option Agreement evidencing the Option granted to me on ________ __, ____, I hereby elect to exercise this Option to the extent of_________ Common Shares.

When the certificate for Common Shares which I have elected to purchase has been issued, please deliver it to me, along with my endorsed Stock Option Agreement, in the event there remains an unexercised balance of Shares under the Option, at the following address:

____
____
____

Very truly yours,

____
Optionee Signature

Print Name: ____________________________

Schedule I

Date	Shares Purchased	Payment Received	Unexercised Shares Remaining	Issuing Officer Initials

EXHIBIT 5.0 and 23.1

The Law Office of Stephen E. Rounds
4635 East Eighteenth Avenue
Denver, Colorado USA 80220
Tel. 303.377.6997 Fax 303.377.0231
sercounsel@msn.com
Admin. Office T 307.856.2467 F 307.857.0319
sra@wyoming.com

March 15, 2002

Training Together, Inc.
6025 South Quebec Street, Suite 150
Englewood, Colorado 80111

Gentlemen:

We have acted as securities counsel to Training Together, Inc., a corporation incorporated under the laws of the state of Colorado (the "Company"), in connection with the proposed issuance of shares of common stock under a Notification on Form 1-A and related offering circular, to be filed with the Securities and Exchange Commission, such offer and sale of stock to commence upon qualification of the Notification by the Securities and Exchange Commission.

In connection with rendering the opinions set forth herein, we have examined the Company's Certificate of Incorporation, and its Bylaws, the documents filed as exhibits to the Company's Notification on Form 1-A, the proceedings of the Company's Board of Directors taken to date, and such other documents, agreements and records as we deemed necessary to render the opinions set forth below. The purpose of these opinions is provide the purchasers of the Company's common stock pursuant to the Notification on Form 1-A the legal opinion on which they may make their investment decision concerning the Company.

In conducting our examination, we have assumed the following: (i) that each of the agreements signed by the Company and by other parties has been executed by each of the parties thereto in the same form as the forms which we have examined, (ii) the genuineness of all signatures, the legal capacity of natural persons, the authenticity and accuracy of all documents submitted to us as originals, and the conformity to originals of all documents submitted to us as copies, (iii) that each of the agreements signed by other parties has been duly and validly authorized, executed and delivered by the party or parties thereto, and (iv) that each of such agreements referenced in (iii) constitutes the valid and binding agreement of the party or parties thereto other than the Company, enforceable against such party or parties in accordance with the agreements' terms.

Based upon the subject to the foregoing, we are of the opinion that:

1. The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the state of Colorado, is duly qualified to do business as a foreign corporation and is in good standing in all jurisdictions where the Company owns or leases properties, maintains employees or conducts business, except for jurisdictions in which the failure to so qualify would not have a material adverse effect on the Company, and has all requisite corporate power and authority to own its properties and conduct its business.

2. When paid for according to the terms of the Notification on Form 1-A, shares of common stock of the Company will be duly authorized and validly issued, fully paid and nonassessable, shares of common stock of the Company.

3. The Company is eligible to offer and sell securities under section 3(b) of the Securities Act of 1933 and Regulation A established by the Securities and Exchange Commission thereunder.

This opinion is rendered only with regard to the matters set out in the numbered paragraphs above. No other opinions are intended nor should they be inferred. This opinion is based solely upon the laws of the United States and the State of Colorado and does not include an interpretation or statement concerning the laws of any other state or jurisdiction.

This opinion has been delivered to you for the purpose of being included as an exhibit to the registration statement and is intended solely for your benefit. We hereby consent to the filing of this opinion as an exhibit to the registration statement on Form 1-A.

Very truly yours,

/s/ Stephen E. Rounds

EXHIBIT 10.0

MANAGEMENT AGREEMENT

Training Together, Inc. (the "company") and The Personal Trainer LLC (the "master franchisee" for the state of Florida for the Fitness For Life Corporation franchise system), and Thomas Vickers, Jr. and John Woolford individually, agree as follows, as of August 23, 2001:

1. Starting when at least 300,000 shares of the company's common stock have been sold in the public offering by the company under Regulation A of the Securities Act of 1933, the company will pay Thomas Vickers, Jr. and John Woolford a total of $1,500 per month per location to set up and operate the company's training studios in Florida, and recruit and supervise trainers for those studios. Each of Mr. Vickers, Jr., and Mr. Woolford, must devote 40 hours of time per calendar month minimum to provide these services to the company. Mr. Vickers, Jr., and Mr. Woolford, each will be the initial trainers for customers at the company's locations. These payments will start when a lease has been signed for a Florida location.

2. In addition, Mr. Vickers, Jr. and Mr. Woolford may provide personal training services to the company's customers at the company's locations, as personal trainers, and the company will pay Mr. Vickers, Jr. and Mr. Woolford for such services provided, in addition to amounts paid under paragraph 1. However, such persons will be entitled to be paid for trainer work only in excess of the trainer work at the company's locations by the two individuals which generates at least $1,500 per month in customer fees for the company, from all locations. Mr. Vickers, Jr. and Mr. Woolford agree that the initial $1,500 of personal trainer work for customers is covered by the monthly fee under paragraph 1. Mr. Vickers, Jr. and Mr. Woolford will have no rights to work as personal trainers at any locations the company may own outside Florida

3. In addition, the company will pay the master franchisee 20% of the company's quarterly net profits from operations of locations in Florida. "Net profits" means gross receipts from the company's Florida locations, less all operating and administrative expenses (including the payments under paragraph 1, and general corporate expenses). Expenses will be prorated as necessary if the company has locations outside Florida. If the master franchisee hires personnel (in addition to Mr. Vickers and Mr. Woolford) to supervise operations at company locations in Florida, the 20% of quarterly net profits payments under this paragraph 3 will not be increased.

4. The term of this management agreement is month-to-month and may be terminated by the company or by the master franchisee on 30 days' notice.

Training Together, Inc.

By: /s/ David C. Olson
David C. Olson, CEO

/s/ Thomas Vickers, Jr.
Thomas Vickers, Jr., Individually

/s/ John Woolford
John Woolford, Individually

The Personal Trainer, LLC

By: /s/ Thomas Vickers, Jr.
Thomas Vickers, Jr., Manager

By: /s/ John Woolford
John Woolford

EXHIBIT 10.1

Office Services Agreement

Training Together, Inc. (the "subtenant") and Summit Financial Relations, Inc. (the "tenant," which is a sublessee of one-half the office space located at 6025 South Quebec Street, suite 150, Englewood, Colorado 80111), agree as follows, as of August 23, 2001:

1. The tenant subleases to subtenant such portion of tenant's office space as may be needed by subtenant to conduct its corporate headquarters operations. Approval by landlord is not required for this sublease.

2. Further, the tenant agrees that subtenant will be entitled to use of office equipment owned by the subtenant, including computers, telephone, fax and internet services, as subtenant may require for its corporate headquarters operations.

3. The term of this agreement is to start August 23, 2001 and continue month-to-month until terminated by either party on 30 days notice.

4. Subtenant shall pay tenant $500 per month for the office space and use of equipment under this agreement, starting when the subtenant first receives funds through its Regulation A offering. Until funds are received from such offering, no payment obligations of the subtenant shall be accrued on the books of the subtenant or be owed to the tenant.

5. In addition, subtenant Training Together, Inc. will pay for services provided to such subtenant by Barbara Petrinsky, an officer of the subtenant and an employee of tenant Summit Financial Relations, Inc., at the rate of $24.00 per hour.

Training Together, Inc.	Summit Financial Relations, Inc.
By: /s/ David C. Olson	By: /s/ David C. Olson
David C. Olson, CEO	David C. Olson, President

EXHIBIT 10.2

FRANCHISE AGREEMENT

THIS FRANCHISE AGREEMENT ("Agreement") is executed in Scottsdale, Arizona as of the date stated below, between Fitness For Life Franchise Corporation, an Arizona corporation ("FFL"), and ____________________, of ____________________ ("Franchisee").

RECITALS:

A. FFL is engaged in the business of franchising a unique and comprehensive system of providing individualized personal fitness training (the "FFL Franchise System").

B. FFL has expended time, skill, effort and money to develop a business plan in connection with the operation of franchises using certain standards, specifications, methods, procedures, techniques, systems, and information, all of which may be enhanced, improved and further developed from time to time by FFL.

C. The distinguishing characteristics of the FFL Franchise System include, but are not limited to the interior layout and design, color scheme, signage and equipment, the name and mark "Fitness For Life 1 Client, 1 Trainer, 1 Goal" and "Fitness Together 1 Client, 1 Trainer, 1 Goal" together with such other trade names, service marks, trademarks, copyrights, titles, symbols, emblems, slogans, insignia, designs, diagrams, artworks, worksheets, originals, manuals, techniques, rules, ideas, philosophies, illustrations, course materials, advertising and promotional materials, and other audio, video and written materials as FFL has developed and designated for use in connection with the FFL Franchise System, and as FFL may hereafter acquire or develop and designate for use in connection with the FFL Franchise System ("Proprietary Assets").

D. Franchisee desires to operate a franchise using the FFL Franchise System and the Proprietary Assets in the territory described in Paragraph 1 on the terms and conditions set forth herein, which terms and conditions are reasonably necessary to maintain FFL's standards of quality and service, protect the good will and enhance the public image of the FFL Franchise System and Proprietary Assets.

E. Franchisee has been informed and hereby acknowledges his or her understanding of the fact that the successful operation of the franchise will depend primarily upon the efforts, capabilities and management skills of Franchisee, as well as efficient operation of the franchised business, the general economic trends and local marketing conditions. FFL makes no claims or representations whatsoever regarding potential sales, profits or earnings achievable by Franchisee.

NOW, THEREFORE, the parties agree:

1. GRANT OF FRANCHISE

1.1 FFL hereby grants to Franchisee the right to own and operate one (1) FFL Franchise System basic franchise ("Franchise") within the territory described on Exhibit A ("Territory").

1.2 This Agreement grants to Franchisee the individual franchised territory within which FFL and Franchisee contractually, mutually agree to refrain from establishing or franchising others to establish another FFL center. Franchisee is unrestricted as to the geographic area into which it may go to solicit business as an FFL franchise owner. Franchisee may relocate the franchised business only with FFL's prior written approval and conditioned on meeting and agreeing to FFL relocation criteria. FFL approval will be based on a variety of factors, including the viability of the then-current location and conditions of the area, potential modifications of the Territory, new design and current upgrades.

FFL agrees that during the term of the Franchise Agreement and as long as Franchisee is not in default under this Agreement and all other agreements, FFL or its affiliates, if any, will not establish or operate, nor license any other person to establish or operate a business selling or providing individualized personal fitness training within the Territory. FFL reserves the right to franchise and/or operate fitness centers or other franchises at its sole discretion in any area or territory outside and/or contiguous to the Territory.

The size of the Territory granted to Franchisee will be a function of the market conditions of the area. Territory boundaries will be delineated by street, highways, waterways, city or county borders or other such lines of demarcation. Boundary lines shall be defined as extending only to the middle of boundary line of demarcation, e.g., to the middle of a street or highway, and another FFL center franchise may be located on the boundary line, but outside of Franchisee's Territory. The typical territory will include an area of five (5) miles in any direction from the Franchise location and/or a daytime population base of 80,000 in densely populated areas.

Continuation of the Territory shall be for the initial term of the Franchise Agreement and shall be subject to the modification or elimination at FFL's sole discretion at time of transfer and renewal.

The Franchise Agreement does not provide Franchisee with any options, rights of first refusal or similar rights to acquire additional franchises within the Territory or areas contiguous to the Territory. Franchisee's Territory may be altered during the initial term only by mutual consent in writing by both Franchisee and FFL, except at time of transfer or renewal.

1.3 FFL hereby licenses to Franchisee the right to use the FFL Franchise System and the Proprietary Assets in connection with the operation of the Franchise.

2. TERM AND RENEWAL

2.1 This Franchise shall expire ten (10) years from the effective date of this Agreement.

2.2 Franchisee may, at its option, renew the Franchise and the right to use the FFL Franchise System and the Proprietary Assets in connection with the operation of the Franchise for two (2) additional terms of five (5) years each, provided that prior to the expiration of the initial term or each renewal term, as the case may be:

(a) Franchisee gives FFL written notice of its election to renew not less than six (6) months nor more than twelve (12) months prior to the end of the initial term or each renewal term, as the case may be;

(b) Franchisee is not, when written notice of its election to renew is given or at any time subsequent thereto, in default of any provisions of this Agreement or any other agreement between Franchisee and FFL, including any other Franchise Agreement, and has substantially complied with the terms and conditions of all such agreements during the initial term, or during each renewal term, as the case may be;

(c) All monetary obligations owed by Franchisee to FFL have been satisfied prior to the renewal and paid when due throughout the initial term, or throughout any renewal term, as the case may be;

(d) Franchisee executes FFL's then-current standard form of Franchise Agreement, which may contain terms and conditions different from those set forth herein, but which shall not alter Franchisee's renewal rights or monthly royalty obligation, or require Franchisee to pay an additional Initial Franchise Fee;

(e) Franchisee executes a general release in a form satisfactory to FFL, of any and all claims against FFL and its officers, directors, members, shareholders and employees, in their corporate and individual capacities, including, without limitation, claims arising under federal, state and local laws, rules and ordinances; and

(f) Franchisee and any other person who has an interest in the Franchise (if Franchisee is a group of individuals or a corporation, limited liability company, partnership, unincorporated association or similar entity) attends and satisfactorily completes such refresher training, if any, as FFL may require, in its sole discretion, at such time and place prior to expiration of the initial term or each renewal term as FFL may reasonably designate, it being understood that all costs for travel, sustenance, lodging and other expenses in any way related to such training shall be borne by Franchisee, and that all costs relating to verbal advice, written advice or materials unilaterally supplied at such training shall be borne by FFL.

(g) Franchisee pays a renewal fee of twenty-five percent (25%) of the then-current initial FFL franchise fee. Franchisee must execute and be bound by the then-current Franchise Agreement for the sale of new FFL centers. Franchisee will be required to upgrade, remodel and refurbish the franchise center premises and the inside and outside must be brought up to the then-current standards, graphics and signs will need to be replaced if necessary and all equipment updated to the then-current requirements.

3. FEES

3.1 Franchisee shall pay to FFL the sum of Twenty-Four Thousand and No/100 Dollars ($24,000.00) as an Initial Franchise Fee. The Initial Franchise Fee is payable no earlier than ten (10) business days after Franchisee's receipt of a copy of the Offering Circular, but no later than at the time of the execution of the Franchise Agreement. The Initial Franchise Fee is fully earned by FFL when paid and is not refundable.

3.2 FFL may, from time to time, offer programs to existing qualified franchise owners to open multiple centers. In these cases, FFL, at its option, may elect to reduce the Initial Franchise Fee for each additional franchise, offer financing, defer the Initial Franchise Fee and/or provide other options at its discretion.

3.3 Franchisee shall pay to FFL a continuing monthly royalty of five percent (5%) of its gross monthly receipts on the tenth (15th) day of the first full calendar month after the execution of this Agreement, and on the tenth day of each month thereafter during the initial term of the Franchise and any renewal terms.

3.4 Gross monthly receipts shall include all receipts of Franchisee for individualized personal training whether at the Franchisee's regular place of business, from off-site training and the sales of merchandise and shall include, cash, credit and electronic funds transfer sales consisting of all amounts invoiced or received for services, goods or merchandise sold by Franchisee, exclusive of sales, use or privilege taxes thereon.

3.5 Franchisee may, at its option, purchase from or through FFL such equipment and materials (beyond those initially supplied pursuant to Paragraph 4.4 and those agreed to be purchased) as FFL may from time to time make available to Franchisee at prices set forth from time to time in the Operations Manual.

3.6 With regard to all sums owed to FFL that are in arrears, Franchisee shall pay FFL a late fee of five percent (5%) of the amount due or Fifty and No/100 Dollars ($50.00) for each month or portion of months that such amount is in arrears, whichever is greater.

3.7 If a default notice is sent to Franchisee, Franchisee shall pay FFL a fee of Fifty and No/100 Dollars ($50.00).

3.8 When activated, Franchisee shall join and participate as a member of FFL's Electronic Mail and Communications Network ("FFLnet") linking franchisees with each other and the Corporate Office and complete FFL software license.

When operational, Franchisee agrees to participate in a FFL Electronic Funds Transfer program by allowing FFL to electronically transfer directly to and from Franchisee's bank account.

Electronic Funds Transfer from Franchisee's bank account may include, but are not limited to, royalty, lease and note payments and supplies and equipment. Electronic Funds Transfer will allow FFL to collect royalty, lease and note payments and supplies and equipment payments in conjunction with the ability of Franchisee to electronically submit royalty reports and receive center financial account information via FFLnet.

3.9 FFL has developed and custom designed a software package for conducting accounting and related activities ("Proprietary Software Package"). The Proprietary Software Package is proprietary and confidential information of FFL. Franchisee must comply with FFL's standards regarding the Proprietary Software Package as explained in the confidential Operations Manual. FFL will lease the

Proprietary Software Package to Franchisee at no charge. The cost of any leases of or updates to the Proprietary Software Package will be included in the continuing services and royalty fee.

Franchisee must upgrade any hardware component or software program at any time during the term of this Agreement to be compatible with the Proprietary Software Package required by FFL. The Proprietary Software Package will be compatible with the hardware and software described in the paragraph above. FFL will not require Franchisee to upgrade more than twice during the term of this Agreement at a cost of not more than Two Thousand Five Hundred and No/100 Dollars ($2,500.00).

3.10 Franchisee agrees that it shall not, on grounds of the alleged nonperformance by FFL of any of its obligations under this Agreement, withhold payment of any fee or other amount payable to FFL under this Agreement or otherwise.

4. OBLIGATIONS OF FFL

4.1 FFL, commencing at its next regular training session, will conduct for Franchisee and/or Franchisee's manager (and others designated by FFL), a comprehensive training program ("Initial Training") so as to inform Franchisee of the methods, procedures and techniques contained in the FFL Franchise System. Initial Training will be conducted during normal business hours at FFL's principal place of business in Castle Rock, Colorado or at such other site in the State of Colorado as FFL shall designate. Franchisee and/or its manager is required to attend and successfully complete such training program. The Initial Training session will be for a duration of four to seven (4 - 7) days. All costs for travel, sustenance, lodging and other expenses in any way related to Initial Training shall be borne by Franchisee.

Franchisee will not be required to attend an Initial Training course conducted at a FFL designated location with the second or additional Franchises purchased by Franchisee.

4.2 FFL or its designee will provide advice to Franchisee regarding the conduct of Franchisee's business at reasonable times. Franchisee and a reasonable number of Franchisee's staff members may attend subsequent training sessions ("Subsequent Training") that may be provided by FFL or its designee. All costs related to Subsequent Training shall be borne by Franchisee. Arrangements must be made by Franchisee and its staff members prior to their participation in any training offered by FFL or its designee.

4.3 FFL shall make available to Franchisee, directly or through a designee:

(a) Such assistance as FFL determines is required in connection with the opening and operation of the Franchise;

(b) Such merchandising, marketing and other data and advice as may from time to time be developed by FFL and deemed by it to be helpful in the operation of the Franchise;

(c) Such individual or group advice, consultation and assistance rendered by telephone, newsletters or bulletins as FFL may deem necessary or appropriate from time to time;

(d) Such other resources and assistance as may be developed and offered by FFL to its franchisees.

4.4 FFL will promptly provide Franchisee with a list of equipment and supplies as set forth in Exhibit B. FFL will also give Franchisee a list of approved manufacturers, suppliers and distributors authorized for the Franchise and a list of approved inventory, products, fixtures, furniture, signs, stationary, supplies and other items or services necessary to operate the Franchise. If Franchisee would like to sell or use any product, material or supply or purchase any products from a supplier not on either of these lists, it must notify FFL and may need to submit samples and other information to FFL so that FFL can make an informed decision as to whether the product or supplier meets FFL's standards. Franchisee may be charged for the costs of FFL's testing of a product or supplier. FFL will approve or disapprove submitted items within ten (10) days. Any item used in the Franchisee's business which is not specifically required to be purchased in accordance with the approved lists will conform to FFL's established standards.

5. LIMITATIONS OF FRANCHISE

5.1 Franchisee acknowledges that FFL is the exclusive owner of the Proprietary Assets and of the standards, specifications, operating procedures and other elements of the FFL Franchise System and further acknowledges that any modifications to the FFL Franchise System or any substitutions or additions to the Proprietary Assets suggested or developed by Franchisee and approved by FFL shall be owned exclusively by FFL and may be incorporated by FFL into the Proprietary Assets. Franchisee shall use the FFL Franchise System and the Proprietary Assets at one (1) physical location strictly in accordance with the terms of this Agreement and all policies set forth from time to time in the Operations Manual. Any unauthorized use of the FFL Franchise System or the Proprietary Assets is and shall be deemed to be an infringement of FFL's rights. Except as expressly provided in this Agreement, Franchisee shall acquire no right, title or interest in or to the FFL Franchise System or the Proprietary Assets. All good will associated with the FFL Franchise System and the Proprietary Assets used by Franchisee shall inure exclusively to FFL's benefit; and upon the termination of the Franchise, no monetary amount shall be assigned as attributable to any good will associated with Franchisee's use of the FFL Franchise System or the Proprietary Assets. Franchisee shall at no time take any action whatsoever to contest the validity, ownership, distinctiveness or enforceability of the Proprietary Assets and the good will associated therewith. Franchisee agrees that any use by Franchisee of all or any part of the FFL Franchise System or the Proprietary Assets contrary to any provision of this Agreement or any use by Franchisee of any confusingly similar method, format, procedure, technique, system, name, mark, symbol, emblem, slogan, insignia, term, designation, design, diagram, promotional material or course material, during or after the term of this Agreement, shall cause irreparable injury to FFL, shall constitute a material breach of his Agreement and shall entitle FFL to temporary, preliminary or permanent injunctive relief from a court of competent jurisdiction, court costs, reasonable expenses of litigation, reasonable attorneys' fees and any other appropriate remedies.

5.2 Franchisee shall operate and advertise under the name "Fitness Together 1 Client, 1 Trainer, 1 Goal" and use the service mark "Fitness Together 1 Client, 1 Trainer, 1 Goal." Franchisee shall have no right to use in its corporate, limited liability company, partnership or similar entity name, the name "Fitness Together" or any other trade names or marks used by FFL. Upon termination of Franchisee for any reason whatsoever, Franchisee shall immediately take any steps necessary to eliminate the use of the name and service marks of FFL. Franchisee shall identify itself as a FFL franchisee on its stationery, business cards and other similar material used and distributed in connection with the franchised business. Franchise shall submit its stationery, business cards and other similar material to FFL for approval within thirty (30) days from the date hereof. Franchisee must not use in advertising or any other form of promotion, the copyrighted materials, trademarks, service marks or commercial symbols of FFL without the appropriate notices which may be required by law such as ©, etc.

5.3 The Franchise and the right to use the FFL Franchise System and the Proprietary Assets granted hereunder are exclusive within the Territory, except for the right of FFL or its other franchisees to advertise within the Territory. FFL retains the right in its sole discretion to grant franchise rights to other persons outside the Territory, subject to the terms and conditions of this Agreement.

5.4 FFL retains the right in its sole discretion to develop, use and franchise the rights to any systems, trade names, trademarks, service marks, trade symbols, emblems, signs, slogans, insignia, or copyrights not designated by FFL as part of the FFL Franchise System or the Proprietary Assets, at any location, including within the Territory, on such terms and conditions as FFL may deem advisable, and without granting Franchisee any rights therein.

5.5 Because complete and detailed uniformity under many varying conditions may not be possible or practical, FFL specifically reserves the right and privilege, in its sole discretion and as it may deem to be in the best interests of all concerned and in any specific instance, to vary standards for any franchisees based upon the peculiarities of a particular territory, density of population, business potential, business practice or other condition important to the successful operation of such franchise owner's business. FFL may grant to franchisees variations from standard specifications and practices as FFL determines in its sole discretion, and FFL shall have no obligation to grant Franchisee like or similar variations.

5.6 If Franchisee will occupy the premises under lease, FFL will have final ultimate approval of the lease. The lease must include the following terms and conditions:

(a) That the initial term of the lease, or the initial term together with the renewal term, must be not less than five (5) years.

(b) That the lessor consents to Franchisee's use of such proprietary marks and signage as FFL may require for the franchised business.

(c) That the use of the premises be restricted solely to the operation of the franchised business.

(d) That Franchisee be prohibited from sub-leasing or assigning all or any part of his or her occupancy rights or extending the terms of or renewing the lease without FFL's prior written consent.

(e) That the lessor provide to FFL copies of any and all notices of default given to Franchisee under the lease.

(f) That FFL have the right to enter the premises to make modifications necessary to protect the proprietary marks for the FFL Franchise System, or to cure any default under the Franchise Agreement or under the lease.

(g) That FFL (or its designee), have the option, upon default, expiration or termination of the Franchise Agreement, and upon notice to the lessor, to assume all of the Franchisee's rights under the lease terms (including rent payments), including the right to assign or sub-lease.

Further, FFL shall have the right to remove its equipment and signage in the event of the above.

(h) That lessor agrees not to lease space, or continue to lease space if tenant is not doing business as (dba) Fitness Together.

6. ADVERTISING; FRANCHISEE'S EMPLOYEES AGENTS AND INDEPENDENT CONTRACTORS

6.1 Franchisee shall, prior to conducting any advertising, submit to FFL a copy of any such advertising not prepared by FFL and a description of the manner in which Franchisee intends to disseminate the advertising. FFL shall have the right to disapprove or place conditions upon the text, except with respect to the prices to be charged, artistic composition, manner of dissemination or any other time with respect to the advertising by written notice to Franchisee given within fifteen (15) days of FFL's receipt of the advertisement. Notwithstanding anything to the contrary contained herein, Franchisee may not disseminate any advertising through the United States mail in any manner that would be in conflict with any mailing rights granted by FFL to any other franchisee.

6.2 FFL acknowledges that Franchisee may hire one (1) or more employees, agents or independent contractors to assist in the operation of the Franchise, to solicit clients and provide individualized fitness training. Franchisee agrees that any such employee, agent or independent contractor shall be required to execute a Non-Disclosure and Non-Compete Agreement located in the Originals Manual.

7. FRANCHISEE'S OBLIGATIONS

7.1 Franchisee has sole responsibility for the performance of all obligations arising out of the operation of the Franchise, including, the payment when due of any taxes levied by reason of such operation. Franchisee shall carefully monitor the performance of any person who is actively involved in the operation of the Franchisee.

7.2 This Agreement does not create a fiduciary relationship between FFL and Franchisee. Franchisee shall be an independent contractor with the entire control and discretion of its Franchise, subject only to the terms and conditions of this Agreement. No agency, employment or partnership is created or implied by the terms of this Agreement. In all public records, in its relationship with other persons, and in any offering circular, prospectus or similar document, Franchisee shall indicate clearly the independent ownership of its business and that the operations of its business are separate and distinct from the operations of FFL's business.

7.3 Franchisee shall operate the Franchise in accordance with both the Originals Manual and the Operations Manuals, a copy of each Franchisee acknowledges having received on loan from FFL for the term of the Franchise. FFL may, from time to time, unilaterally revise the contents of the Originals and Operations Manuals to implement new or different operating requirements and fees applicable to the Franchise, and Franchisee expressly agrees to comply with such changed requirements and fees within such reasonable time as FFL may require; provided, however, that any changed requirements or fees shall not unreasonably increase Franchisee's obligations under this Agreement or place an excessive economic burden of Franchisee's operations. Franchisee shall at all times keep its copy of the Originals and Operations Manuals and any other manuals loaned to it current and up-to-date and, in the event of any dispute as to the contents thereof, the master copies maintained by FFL at its principal place of business shall be controlling. Franchisee agrees that the provisions of the Originals and Operations Manuals, including the mandatory specifications, standards, procedures and rules applicable to the FFL Franchise System, and such modifications as are made thereto from time to time by FFL, shall constitute provisions of this Agreement as if fully set forth in this Agreement. Franchisee further agrees that all references in this Agreement to the provisions or specifications of the Originals or Operations Manuals shall mean the provisions and specifications of those manuals, including all mandatory and recommended specifications, standards, procedures, rules and criteria, as of the time they are in effect.

7.4 Franchise must treat the Originals and Operations Manuals, any other manuals created for or approved for the use in the operation of the franchised business and the information contained in them as confidential and must use all reasonable efforts to maintain this information as secret and confidential. Franchisee must not copy, duplicate, record or otherwise reproduce these materials, in whole or in part, or otherwise make them available to any unauthorized person. The manuals will remain FFL's sole property and must be kept in a secure place on the premises.

7.5 During the term of this Franchise Agreement, except as otherwise provided in writing by FFL, Franchisee or if a corporation, partnership or limited liability company, a principal, member or general partner of the corporation, partnership or limited liability company, or Franchisee's fully-trained manager, must devote full time and best efforts to the management and operation of the franchised business. The franchised business must at all times be under the direct on premises supervision of a manager who has satisfactorily completed FFL's training program. Franchisee must also maintain a competent, conscientious, trained staff, including a fully-trained manager, which may be Franchisee. If Franchisee is an individual, we recommend that Franchisee be the fully-trained manager described above. FFL imposes no limitations as to who Franchisee may hire as the manager, except that Franchisee must comply with all applicable laws and that Franchisee must not harm the goodwill associated with the FFL Franchise System and the proprietary marks. (This requirement may affect who Franchisee may hire as its manager).

FFL does not have the right to approve the manager. The manager will not be required to have an equity interest in the business. The manager and other employees may be required to attend and complete FFL's training programs as described in paragraph 7.6. The manager and other employees may also be required to enter into an agreement not to complete with businesses under the FFL Franchise System while employed by Franchisee and for two (2) years thereafter, and an agreement not to reveal confidential information obtained in the course of their employment with Franchisee.

This Franchise Agreement provides that Franchisee will devote sufficient time and energy to ensure the efficient operation of the center, with center days and hours as prescribed by FFL.

7.6 To further protect the FFL Franchise System, the Proprietary Assets and the goodwill to be associated therewith, Franchisee shall:

(a) Take the initial training prescribed by and provided by FFL. If FFL determines, in its sole discretion, that Franchisee is unable to satisfactorily complete the training program, FFL shall have the right to require Franchisee to attend such additional training as FFL may require, or terminate this Agreement and refund the initial franchise fee less Five Thousand and No/100 Dollars ($5,000.00).

(b) Provide such training for its personnel as may be necessary to meet qualifications levels set by FFL from time to time for personnel involved in Franchisee's business.

(c) Feature and use the Proprietary Assets solely in the manner prescribed by FFL.

(d) Observe such reasonable requirements with respect to service mark, trade name, trademark, and fictitious name registrations and copy right notices as FFL may, from time to time, direct in writing.

(e) Not offer, sell or promote any other sales or other type of fitness training or other program under the service mark Fitness Together or any other like mark except such programs as it has obtained from FFL.

(f) Sell or offer for sale at the franchised business only products which meet FFL's current standards and specifications established in FFL's Operations Manuals or otherwise in writing.

(g) Use only materials displaying the names, marks, insignia and symbols of the FFL Franchise System.

(h) Equip its FFL center with equipment recommended and approved by FFL and maintain an inventory of products, equipment and supplies that will permit operation of the Franchise at maximum capacity.

(i) Comply will all laws, ordinances and regulations affecting the operation of the Franchise and the conduct of personal training. All personal training shall be conducted at Franchisee's one (1) place of business in the Territory or at homes or offices within the Territory.

(j) Notify FFL in writing within five (5) days of the commencement of any action, suit or proceeding, or of the issuance of any writ, injunction, award or decree of any court, agency or governmental agency or instrumentality, which may adversely affect Franchisee's financial condition or ability to meet its obligations hereunder.

(k) Permit authorized personnel of FFL to enter its place of business during normal business hours to examine its operations, facilities, books and records.

(l) Franchisee shall cooperate with FFL's representatives in such inspections by rendering such assistance as they may reasonably request.

(m) Pay on a timely basis all fees and costs incurred in the operation of the Franchise, whether owing to FFL or to third parties. Franchisee is aware that failure to make prompt payment causes irreparable harm to the reputation and credit of FFL and other FFL franchisees.

(n) Submit reports of its operations on such forms as are prescribed from time to time in the Operations Manuals at such times as FFL may reasonably request.

(o) Take reasonable steps to protect FFL, the FFL Franchise System and the Proprietary Assets against any misappropriation of same and/or other action taken by any third party which is or might damage FFL, the FFL Franchise System and/or the Proprietary Assets, and immediately notify FFL of such misappropriation and/or action; provided, however, that Franchisee shall not be required to incur any significant costs to protect FFL, the FFL Franchise System or the Proprietary Assets.

(p) Devote such reasonable time to the business of the Franchise as shall be necessary to cause the Franchise to be effectively and efficiently operated.

(q) Comply with all requirements set forth in this Agreement and in the Originals and Operations Manuals as the same may be modified from time to time.

(r) Accept the transfer from another franchisee of any member who desires to receive training from Franchisee provided that such other franchisee has paid Franchisee all unused payments made by such person.

(s) At no time solicit any prospective franchisee of FFL to purchase any product or services or to become associated with Franchisee as an employee, independent contractor or co-owner of the franchised business, unless otherwise authorized in writing by FFL.

(t) At no time solicit any employee of another FFL franchisee to become associated with Franchisee as an employee, independent contractor or co-owner of the franchised business, unless otherwise authorized in writing by FFL and such other franchisee.

(u) At no time solicit any existing client of another FFL franchisee unless otherwise authorized in writing by such other franchisee and FFL.

(v) Franchisee must use the fitness center premises solely for the operation of the franchised business; must keep the franchised business open and in a normal operation for such minimal hours and days as specified by FFL; must refrain from using or permitting the use of the premises for any other purpose or activity at any time without first obtaining FFL's written consent.

(w) Franchisee must maintain the condition and appearance of the of the premises of the franchised business consistent with FFL's quality controls and standards. Franchisee must reasonably maintain the franchised business as is periodically required to maintain or improve the appearance and efficient operation of the franchised business.

(x) Franchisee may not make any material alterations to the premises of the franchised business or make material replacements of or alterations to the equipment, fixtures or signs of the franchised business without FFL's written approval.

(y) Franchisee must record all sales and related activities on a computer which are fully compatible with any program or system which FFL employs. All gross sales and sales information will be recorded on this equipment. FFL will have full access to all of Franchisee's data system and related information by means of direct access whether in person or by telephone/modem.

7.7 Franchisee shall have the right to offer services and sell products at any price it may determine. If FFL recommends a retail price, such recommendation is suggested only and is in no way binding upon Franchisee.

7.8 Franchisee shall maintain (i) an automobile insurance policy, and (ii) a comprehensive business liability insurance policy, each with limits of not less than One Million and No/100 Dollars ($1,000,000.00) for bodily and property injury. If circumstances so require for the protection of Franchisee and FFL, the foregoing limits of insurance may be increased by FFL. Each insurance policy maintained by Franchisee for the Franchise shall name FFL as an additional insured party. Each insurance policy shall be issued by an insurance company with a performance rating of at least A+ as rated in the most recent edition of Best's Insurance Reports or comparable publication. Within thirty (30) days after establishing the Franchise, and annually thereafter, Franchisee shall provide FFL with a copy of each insurance policy, together with evidence of payment of premiums, evidencing the limits noted above or then required and providing that such insurance shall not be canceled, amended or modified without thirty (30) days' prior written notice to FFL. If Franchisee fails to procure or to continue to maintain any required insurance, FFL is hereby authorized, but not obligated, to procure such insurance and to charge the cost of such insurance to Franchisee.

7.9 Franchisee shall secure workmen's compensation or similar insurance as required by law.

7.10 Franchisee shall provide FFL with financial information on such forms as are prescribed from time to time in the Originals and Operations Manuals. All such financial information shall be prepared in accordance with generally accepted accounting principles, consistently applied and shall be accurate and complete in all material respects. FFL shall have the right from time to time to request additional financial information from Franchisee as FFL may reasonably deem to be required or desirable. If an inspection or audit of Franchisee's books and records reveals that any payments due to FFL have been understated in any report, then Franchisee will immediately pay FFL, upon its demand, the understated amount plus interest from the date the amount was due until paid. If an inspection or audit discloses an understatement of two percent (2%) or more, then Franchisee will also reimburse FFL for any costs and expenses, including accounting and attorneys' fees connection with the inspection or audit. Franchisee must retain all books and records regarding its Franchise for three (3) years.

At the end of each calendar quarter, Franchisee will supply to FFL in a form approved by FFL, a profit and loss statement and a balance sheet for the three (3) month period just ended. Within ninety (90) days of Franchisee's fiscal year end, Franchisee must submit to FFL a profit and loss statement for that fiscal year and a balance sheet as of the last day of the fiscal year prepared on an accrual basis including all adjustments necessary for fair presentation on the financial statements.

7.11 Franchisee shall promptly after obtaining possession of the site for the Franchise: (i) cause to be prepared and submit for approval by Franchisor a site survey and any modifications to Franchisor's conceptual designs and specifications (not for construction) for the development of the Fitness Together business (including requirements for dimensions, exterior design, materials, interior design and layout, equipment, fixtures, furniture, signs and decorating) at the site leased or purchased therefor, provided that Franchisee may modify FFL's basic plans and specifications only to the extent required to comply with all applicable ordinances, building codes and permit requirements and with prior notification to and approval by Franchisor; (ii) obtain all required zoning changes, building, utility, health, sanitation and sign permits and licenses and any other required permits and licenses;

(iii) purchase or lease equipment, fixtures, furniture and signs as provided herein; (iv) complete the construction and/or remodeling, equipment, fixtures, furniture and sign installation and decorating of the Franchise in full and strict compliance with plans and specifications therefor approved by FFL and applicable ordinances, building codes and permit requirements; (v) obtain all customary contractors' sworn statements and partial and final waivers of lien for construction, remodeling, decorating and installation services; and (vi) otherwise complete the development of and have the Franchise ready to open and commence the conduct of its business.

7.12 Franchisee shall not install or maintain on the premises of the franchised business, any newspaper racks, video games, jute boxes, gaming machines, gum machines, games, rides, vending machines or other similar devices without FFL's written approval.

8. INDEMNIFICATION

8.1 Franchisee shall hold harmless and indemnify FFL and its officers, directors, agents and employees, from and against any and all losses, expenses, judgments, claims, reasonable attorneys' fees and damages arising out of any claims directly or indirectly related to the operation of the Franchise or arising out of a breach of this Agreement; provided, however, that Franchisee shall not be required to hold harmless or indemnify FFL for any claim arising out of a breach of this Agreement by FFL or any other civil wrong of FFL. Franchisee shall promptly notify FFL of any suit filed by or against Franchisee in connection with the operation of the Franchise and, upon request, shall furnish FFL with copies of such documents from the suit as FFL may request.

8.2 FFL shall hold harmless and indemnify Franchisee against any claim for copyright, service mark or trademark infringement arising out of Franchisee's authorized use of FFL materials or the Proprietary Assets in accordance with this Agreement and the Operations Manuals, provided Franchisee notifies FFL in writing within thirty (30) days, or within such shorter period as is necessary to avoid prejudice, after learning of any claim, and also provided FFL has the right to control any litigation or proceeding resulting from any such claim. FFL may require Franchisee to modify or discontinue using any mark and in that event FFL will reimburse Franchisee for its tangible costs of compliance.

8.3 The obligations of Franchisee and FFL to hold harmless and indemnify as specified in Paragraphs 8.1 and 8.2 shall survive the repurchase or termination of the Franchise for so long as any potential for liability under any applicable law, rule, ordinance, statute or judicial decision remains. In this regard, to the maximum extent permitted by law, Franchisee and FFL hereby each waive the effect of any statute of limitation which would, by lapse of time, limit such obligations.

9. DEFAULT; TERMINATION

9.1 The occurrence of any of the following events shall constitute a default under this Agreement:

(a) If Franchisee, or any person controlling, controlled by or under common control with Franchisee, shall misuse the FFL Franchise System or the Proprietary Assets, or any other names, marks, systems, insignia, symbols or rights provided by FFL to Franchisee, or otherwise materially impair the goodwill associated therewith or FFL's rights therein, or if Franchisee shall use any names, marks, systems, insignia or symbols not authorized by FFL.

(b) If Franchisee shall fail to remit any payments immediately when due to FFL.

(c) If Franchisee shall fail to submit to FFL any financial or other information required under this Agreement.

(d) If Franchisee shall violate any service mark, trademark, or copyright of FFL.

(e) If Franchisee shall fail to operate the Franchise in accordance with the Operations Manuals and/or other manuals, or shall fail to conform to the specifications and standards of FFL, or shall fail in any other way to maintain FFL's standards of quality in the operation of the Franchise.

(f) If Franchisee shall purport to effect any transfer other than in accordance with the terms and conditions hereof.

(g) If Franchisee submits any false or substantially inaccurate report to FFL.

(h) If an imminent threat or danger to public health or safety results from the maintenance or operation of the Franchise.

(i) If Franchisee makes, or has made, any misrepresentation to FFL in connection with obtaining the Franchise, or in connection with operating the Franchise or using the Proprietary Assets hereunder.

(j) If Franchisee fails to obtain FFL's prior written approval or consent as expressly required by this Agreement.

(k) If Franchisee defaults in the performance of any obligation under this Agreement not covered by Subparagraphs 9.1(a) through 9.1(j) or Subparagraphs 9.1(l) through 9.1(n), or any amendment or modification to this Agreement, or any other agreement between Franchisee and FFL.

(l) If Franchisee ceases operations, or does not commence operations on or before one hundred eighty (180) days from the date hereof, without the written consent of FFL, for any reason.

(m) If Franchisee, or any person controlling, controlled by or under common control with Franchisee, shall be adjudicated bankrupt; or if Franchisee or any such person shall file or have filed against it a petition in bankruptcy, reorganization or similar proceeding under the bankruptcy laws of the United States; or if a receiver, permanent or temporary, of the business, assets or property of Franchisee or any such person, or any part thereof, is appointed by a court of competent authority; or if Franchisee or any such person requests the appointment of a receiver or makes a general assignment for the benefit of creditors; or if a final judgment against Franchisee or any such person in the amount of Five Thousand and No/100 Dollars ($5,000.00) or more remains unsatisfied of record for thirty (30) days or longer; or if the bank accounts, property or receivables of Franchisee or any such person are attached and such attachment is not dismissed within thirty (30) days; or if execution is levied against the business or property of Franchisee or any such person; or if suit to foreclose any lien or mortgage against the Franchise, the premises thereof or equipment thereon is instituted and not dismissed within thirty (30) days.

(n) If Franchisee, or any person controlling, controlled by or under common control with Franchisee, shall be convicted of violating any law providing for criminal penalties and related to or adversely affecting the operation of the Franchise, including crimes of moral turpitude.

(o) Any unauthorized use of the Proprietary Software Package.

(p) Abandons or fails or refuses to actively operate the Franchise for two (2) business days in any twelve (12) month period, unless the Franchise has been closed for a purpose approved by FFL or due to force majeure, or fails to relocate to approved premises within an approved period of time following expiration or termination of the lease for the premises of the franchise business.

(q) Continues to violate any health, safety or sanitation law, ordinance or regulation or operates the Franchise in a manner that presents a health or safety hazard to its customers or the public.

(r) Fails to satisfactorily complete FFL's training program.

9.2 If the cause for termination is correctable, Franchisee shall have the right to correct such cause in a manner acceptable to FFL. All cause for termination must be corrected prior to thirty (30) days following the date of notice and if all such cause is timely corrected, then FFL shall withdraw or suspend such termination.

9.3 Beginning with the second notice of termination for correctable cause, FFL may notify Franchisee because of repeated cause for termination that a subsequent repeat of a given cause in the succeeding twelve (12) month period shall be a good cause for a final termination which is not correctable.

9.4 Upon occurrence of any of the defaults set forth in Paragraph 9.1, FFL may, without prejudice to any other rights or remedies contained in this Agreement or provided by law or equity, terminate the Franchise. Termination shall be effective thirty (30) days after written notice is given by FFL to Franchisee of any of the defaults set forth in 9.1(a)(b)(c)(d)(e) and (k), if such defaults are not cured within the thirty (30) day period. Termination shall be effective immediately when written notice is given by FFL to Franchisee upon occurrence of any of the defaults specified in Subparagraphs 9.1(f)-(j) and (l)-(r). Termination shall be effective immediately and without notice upon occurrence of any of the defaults specified in Subparagraphs 9.1(m) and (n). Franchisee acknowledges and agrees that the provisions of paragraphs 8, 11, 12 and 14 through 17 shall survive the termination of this Agreement and that such provisions shall remain in full force and effect for the time periods set forth therein.

9.5 Upon termination of the Franchise for any reason, or upon expiration of the term of the Franchise, Franchisee agrees as follows:

(a) To pay immediately to FFL the full amount of all sums due.

(b) To cease immediately to use the FFL Franchise System and the Proprietary Assets, or any confusingly similar names, marks, systems, insignia, symbols or other rights, procedures or methods.

(c) To return to the Originals and Operations Manuals and all manuals, plans, specifications, designs, records, data samples, models, programs, materials, handbooks, drawings and other materials provided to Franchisee by FFL.

(d) To cease immediately to hold itself out in any way as a franchisee of FFL or to do anything which would indicate any relationship between it and FFL.

(e) Immediately assign the business telephone number for the FFL center to FFL. Franchisee hereby irrevocably appoints and designates FFL a franchisee's attorney-in-fact to change any listed telephone numbers related to the franchised business and to discontinue White Pages and Yellow Pages listings in the event of the termination of this Agreement. Franchisee is liable for all telephone charges incurred prior to any such termination and FFL shall pay all charges and listing costs subsequent to the termination.

9.6 Allow FFL or its designee, at its option, to sell as an agent all or any part of Franchisee's center, including his/her tangible assets, at a price to be determined by three (3) independent appraisers, one obtained by FFL, one obtained by the franchisee, and the third chosen by the other two appraisers. The average of the three appraisals will be the selling price. Goodwill and other intangible assets are to be excluded from the determination of selling price. On sale of the business, creditors of the ex-franchisee shall be satisfied and the balance, if any, shall be paid to the ex-franchisee. FFL shall have the discretionary right for a period of six (6) months following termination to operate the center as an agent and to be Franchisee's agent for sale of the business. If no bona fide offer is received within such six (6) month period, then FFL may liquidate the center and satisfy the creditors of the Franchisee and pay over any balance remaining to Franchisee.

10. TRANSFER

10.1 The Franchise is personal to Franchisee. Franchisee shall not sell, assign, transfer or encumber ("transfer") this Agreement or the Franchise, or any interest in either, and shall not suffer or permit any such sale, assignment, transfer or encumbrance to occur by operation of law or otherwise, without the prior written consent of FFL.

Notwithstanding the foregoing, Franchisee may, solely for the convenience of ownership, within ninety (90) days from the date hereof and without the payment of any additional fees, transfer the Franchise to a corporation, limited liability company, partnership, unincorporated association or similar entity, the voting stock of or other ownership interest of which shall be wholly owned by Franchisee. Prior to such transfer, Franchisee shall supply to FFL a copy of the organizational documents of such entity, execute a guaranty of the obligations of such entity in substantially the form set forth on the signature page(s) hereof, and execute any other transfer documents deemed reasonably necessary by FFL.

Franchisee may, with the prior written consent of FFL, and subject to the requirements of this Section, transfer the Franchise to a corporation, limited liability company, partnership, unincorporated association or similar entity, the voting stock of or other ownership interest of which need not be wholly owned by Franchisee but which shall be under the "control" of the Franchisee within the Securities and Exchange Act of 1934 and the regulations thereunder. Prior to such transfer, Franchisee shall supply to FFL a copy of the organizational documents of such entity, cause all owners of such entity to execute a guaranty of the obligations of such entity in substantially the form set forth on the signature page(s) hereof, and cause all necessary parties to execute any other transfer documents deemed reasonably necessary by FFL. Franchisee agrees that (s)he shall not solicit prospective or existing franchisees or employees of franchisees of FFL to become a business partner of Franchisee without FFL's prior written consent. Franchisee and all owners will guaranty and comply with all terms of this Agreement, both monetary and non-monetary and be jointly and severally liable for any breach of this Agreement. The performance of the terms of this Franchise Agreement and the payment of any sums due shall be personally guaranteed by Franchisee, its spouse and all owners and their spouses.

10.2 If Franchisee is a corporation, limited liability company, partnership, unincorporated association or similar entity, the terms of this Paragraph 10 shall be deemed to apply to any sale, resale, pledge, assignment, transfer or encumbrance ("transfer") of the voting stock of, or other ownership interest in Franchisee, which would alone or together with other related, previous, simultaneous or proposed transfers, result in a change of "control" of Franchisee within the meaning of the Securities Exchange Act of 1934 and the regulations thereunder.

10.3 Upon the death, disability or permanent incapacity of Franchisee, FFL shall not unreasonably withhold its consent to the transfer of all of the interest of Franchisee to a spouse, heirs or relatives, by blood or marriage, whether such transfer is made by will or by operation of law, provided that the requirements of this Paragraph 10 have been met. In such event, no transfer fee shall be required to be paid. If Franchisee's heirs do not obtain FFL's consent as prescribed herein, the personal representative of Franchisee shall have one hundred eighty (180) days to dispose of Franchisee's interest hereunder, which disposition shall be subject to all the terms and conditions or transfers under this Agreement.

10.4 Franchisee agrees that the restrictions on transfer imposed herein are reasonable and necessary to protect the Franchise, the FFL Franchise System and the Proprietary Assets, as well as FFL's reputation and image, and are for the protection of FFL, Franchisee and other franchisees.

10.5 Any transfer permitted by this Paragraph 10 shall not be effective until FFL has received a completely executed copy of all transfer documents and has consented in writing to the transfer and transferee has executed the then-current form of FFL Franchise Agreement except that the term shall be the time remaining on transferor's ten (10) year term.

10.6 FFL agrees not to unreasonably withhold its consent to a transfer by Franchisee hereunder. Consent to a transfer otherwise permissible may be refused unless:

(a) All obligations of Franchisee created by this Agreement, all ancillary documents and any other Franchise Agreements are assumed by the transferee;

(b) All monies owed to FFL by Franchisee have been paid (including, but not limited to, the monthly royalty and any other royalties) and Franchisee agrees to pay to FFL any amount less than the then-current monthly royalty being paid by Franchisee which may be paid by the transferee under the terms of its Franchise Agreement;

(c) Franchisee is not in default under this Agreement;

(d) The transferee satisfactorily completes the training required of new franchisees on FFL's then-current terms prior to the date of transfer;

(e) Franchisee satisfies FFL that the transferee meets all the requirements of FFL for new franchisees, including, but not limited to, requirements relating to good reputation and character, the ability to operate a personal fitness center, business acumen, financial strength and other business considerations;

(f) The transferee executes or, in appropriate circumstances, causes all necessary parties to execute, FFL's then-current standard form of Franchise Agreement for the Franchise and such other then-current ancillary documents being required by FFL of new franchisees on the date of transfer;

(g) Franchisee executes a general release in a form satisfactory to FFL, of any and all claims against FFL and its officers, directors, members, shareholders and employees, in their corporate and individual capacities, including, without limitation, claims arising under federal, state and local laws, rules and ordinances; and

(h) Franchisee or the transferee pays FFL a transfer fee in the amount of Ten Thousand and No/100 Dollars ($10,000.00) plus all on-site travel expenses reasonably required by FFL to cover FFL's reasonable costs in effecting the transfer and in providing training and other initial assistance to the transferee.

10.7 Franchisee may request assistance from FFL in locating a transferee for the Franchise upon the following terms and conditions:

(a) At the time Franchisee requests FFL's assistance, Franchisee shall pay to FFL the amount of Two Thousand Five Hundred and No/100 Dollars ($2,500.00) to cover the cost of advertising in addition to the customary advertising then conducted by FFL;

(b) Franchisee shall pay to FFL a fee of Five Thousand and No/100 Dollars ($5,000.00) upon the completion of the transfer to cover salesperson commissions;

(c) Franchisee's transferee shall be the next prospective franchisee from Franchisee's Territory that makes an initial inquiry and purchases a Franchise after the date on which Franchisee notifies FFL that it desires FFL's assistance in locating a transferee;

(d) Franchisee shall remain current in all of its obligations under this Agreement, including, but not limited to, the payment of the monthly royalty.

(e) All the conditions of Section 10.6 shall be satisfied, including, but not limited to, the payment by Franchisee or transferee of a transfer fee in the amount of Ten Thousand and No/100 Dollars ($10,000.00); and

(f) Franchisee shall be available to meet with prospective franchisees at mutually convenient times.

10.8 At least sixty (60) days prior to a proposed sale or transfer by Franchise of fifty percent (50%) or more of the Franchise or its assets, (the "Offered Property"), whether voluntarily or involuntarily undertaken, Franchisee shall give written notice of such proposed sale to FFL. Said notice shall set forth the name of the proposed purchaser, a description of the offered property, all terms and conditions of the proposed sale, and must be accompanied by a fully completed current FFL Transfer Packet, including a fully executed Purchase and Sale Agreement. (The effectiveness of the Purchase and Sale Agreement must be contingent upon FFL's waiver of its right of first refusal as described in this section). Upon receipt of the notice and other documents, the sixty (60) day notice period shall commence. Within the sixty (60) day notice period, FFL may elect to purchase the offered property on the same terms and conditions set forth within the notice. In addition, within the sixty (60) day notice period, FFL may notify Franchisee that FFL has elected to withhold approval of the proposed transfer by providing the specific reasons for such action. FFL may not unreasonably withhold approval. FFL shall not grant approval in the event the proposed transferee does not agree to be bound by the terms and conditions of the then-current Agreement for the balance of transferor's terms or if the proposed transferee is otherwise unacceptable as a franchisee. If FFL shall fail to respond to Franchisee's notice of intent to transfer within the sixty (60) day period by approving or disapproving the proposed transfer or by electing to purchase according to the terms and conditions offered to the proposed transferee, Franchisee may then transfer this franchise business in accordance with the terms of said notice.

10.9 This Agreement inures to the benefit of FFL, it successors and assigns, and FFL shall have the right to transfer or assign all or any part of its interest herein to any person or legal entity.

11. NON-COMPETITION; CONFIDENTIALITY

11.1 Franchisee, any persons controlling, controlled by or under common control with Franchisee, shall not, without FFL's prior written consent:

(a) During the term of the Franchise, offer personal fitness training, workshops or other programs, or sell educational materials involving subject matters that are the same as, similar to or competitive with FFL programs and materials, anywhere in Canada or the United States, other than FFL programs and materials in the Territory.

(b) For a period of two (2) years following termination or expiration of the Franchise, establish, assist, consult with, participate in or be employed by any enterprise that is or plans to be engaged in the Territory or within a twenty-five (25) mile radius of the boundaries of the Territory in offering personal fitness training sessions, meetings, workshops or other programs, or selling educational materials, involving marketing and selling fitness training that is the same as, similar to or competitive with the subject matters of FFL programs or materials which Franchisee is entitled to sell pursuant to this Agreement.

(c) During the term of the Franchise and at any time thereafter, use any of the Proprietary Assets for any unauthorized purpose; use any confusingly similar method, format, procedure, technique, slogan, insignia, term, designation, design, diagram, promotional material or course material; or cause or permit any facility or program to look like, copy or imitate any facility or program operated or licensed by FFL.

11.2 Franchisee, and persons controlling, controlled by or under common control with Franchisee, shall at all times treat as confidential all manuals and materials designated for use with the FFL Franchise System, and such other information as FFL may designate from time to time for confidential use with the FFL Franchise System (as well as all trade secrets, if any, and confidential information, knowledge and know-how concerning the operation of the Franchise that may be imparted to, or acquired by, Franchisee from time to time in connection with this Agreement), and shall use all reasonable efforts to keep such information confidential. Franchisee acknowledges that the unauthorized use or disclosure of such confidential information (and trade secrets, if any) will cause incalculable and irreparable injury to FFL. Franchisee shall not, at any time, without the FFL's prior written consent, disclose, use or permit the use (except as may be required by applicable law or authorized by this Agreement) of such information, in whole or part, or otherwise make the same available to any unauthorized person or source. All information, knowledge and know how not generally known about the FFL Franchise System, methods, standards, specification, procedures and techniques, and such other information or material as FFL may designate as confidential, shall be deemed confidential for purposes of this Agreement, except information which Franchisee can demonstrate came to its attention prior to disclosure thereof by the FFL, or which is or has become a part of the public domain through publication and communication by others. All manuals or materials designated for use with the FFL Franchise System, and all confidential information (and trade secrets, if any) shall at all times be deemed to be, and shall remain, the sole property of FFL, and Franchisee shall acquire no rights, title or interest therein by virtue of its authorization pursuant to this Agreement to possess and use the same.

12. ACTUAL, AVERAGE, PROJECTED OR FORECASTED FRANCHISE SALES, PROFITS OR EARNINGS

12.1 Due to the competitive nature of the business involved, successful operations of the Franchise will primarily depend upon the best efforts, capabilities and management abilities of the Franchisee and on efficient operation of the franchised business as well as local marketing conditions. Franchisee acknowledges, warrants and represents to FFL that no representation has been made by FFL (or any employees, agents or salesperson thereof) and relied upon by Franchisee as to the future or past income, expenses, sales volume or potential profitability, earnings or income of a FFL Franchise.

12.2 Any sales, profits or earnings disclosed are not furnished nor authorized by FFL and should not be considered as the actual or potential sales, profits or earnings that will be realized by any other franchise. FFL does not represent that any franchise can expect to attain these sales, profits or earnings.

12.3 FFL does not offer or utilize any projections of earnings or profits as an inducement for the sale of Franchises. It is understood that Franchisee is starting a new business and is assuming the financial risks attendant hereto. Where FFL provides information requested by Franchisee relating to typical costs of operation a FFL facility such as typical rents, typical labor costs, typical equipment lease costs, etc., such information shall not be construed as a representation or warranty relative to any future sales, profits or earnings achievable by the Franchisee.

12.4 FRANCHISEE HEREBY ACKNOWLEDGES THAT FFL HAS MADE NO CLAIMS OR REPRESENTATIONS WHATSOEVER REGARDING POTENTIAL EARNINGS FRANCHISEE MAY ACHIEVE AS A FFL FRANCHISEE AND THAT WHILE FFL HAS OFFERED ASSISTANCE, FRANCHISE HAS HAD FINAL, ULTIMATE APPROVAL OF THE SITE

SELECTED, LEASE EXECUTED AND OTHER DECISIONS CONCERNING THE FRANCHISE PURCHASE, LOCATION AND OPERATION.

13. NOTICES

13.1 All notices hereunder shall be in writing and shall be duly given if hand delivered or sent by registered or certified mail, postage prepaid, return receipt requested, addressed:

(a) If to FFL, to:

Fitness For Life Franchise Corporation
1111 Annabar Drive
Castle Rock, CO 80104

With a copy to:
Sean Doyle
4419 E. Danbury Road
Phoenix, AZ. 85032

(b) If to Franchisee, to the address indicated on Page 1 of this Agreement; or

(c) To such other address as FFL or Franchisee shall have specified in a written notice given to the other party.

14. GOVERNING LAW; JURISDICTION AND VENUE; ARBITRATION

14.1 e deemed to have been made and entered into in the State of Arizona, and shall be governed by and construed in accordance with the laws of the State of Arizona, except to the extent governed by the United States Trademark Act of 1946 (Lanham Act, 15 U.S.C., Sections 1051 et seq.).

14.2 Franchisee acknowledges that it has and will continue to develop a substantial and continuing relationship with FFL at its principal offices in the State of Colorado. Therefore, any action arising out of or relating to this Agreement shall be commenced in any state or federal court of general jurisdiction in the State of Arizona. Franchisee irrevocably submits to the jurisdiction of such court and waives any objection it may have to the jurisdiction or venue of such court.

14.3 Except where FFL seeks injunctive relief or any other provisional remedy (e.g., replevin/repossession), every controversy, claim or dispute arising out of or in connection with the negotiation, performance or non-performance of this Agreement, including, without limitation, any alleged torts and/or claims regarding the validity, scope and enforceability of this Section, shall be solely and finally settled by binding arbitration conducted in the locality in which the Franchise is located and in accordance with the Arbitration Rules then in effect of the American Arbitration Association ("AAA") or any successor organization, or as otherwise agreed by the parties.

In the event of any controversy or claim, the parties shall first attempt to resolve the matter through good faith, informal negotiations, including, upon mutual agreement, non-binding mediation. If the parties are unable to resolve the dispute, either party hereto may demand arbitration by written notice to the other party ("Demand for Arbitration") [and to their local AAA office]. Any Demand for Arbitration pursuant to this Section shall be made within one (1) year from the date that the dispute arose or should have been known to arise.

The parties shall mutually agree on one (1) arbitrator. If the parties cannot so agree, any dispute shall be submitted to a single arbitrator selected by the Arbitration Administrator from the panel of arbitrators. If the Arbitration Administrator must chose an arbitrator, each party is entitled to one (1) peremptory challenge of the arbitrator chosen, whether it be with or without cause. The costs of arbitration; i.e., fees payable to AAA and the arbitrator, are to be shared equally by the parties. Each party shall be responsible for its own costs and attorneys' fees.

The arbitrator shall have full power to make such orders, rules and regulations as he or she shall deem just and expedient in respect to any procedure or matter involved in this arbitration, including, without limitation, discovery procedures, ex parte relief, interim awards, provisional remedies, temporary injunctive relief, injunctive relief or orders for specific performance.

IT IS THE INTENT, AGREEMENT AND UNDERSTANDING OF THE PARTIES THAT NEITHER PARTY SHALL RECEIVE, AND THE ARBITRATOR SHALL HAVE NO POWER TO AWARD, ANY SUMS BY WAY OF PUNITIVE OR EXEMPLARY DAMAGES, LOST WAGES AND/OR PROFITS, ATTORNEYS' FEES AND/OR COSTS, AND IN NO EVENT SHALL ANY MONETARY DAMAGES BE RECOVERED BY A FRANCHISEE IN EXCESS OF THE AMOUNT OF THE FRANCHISE FEE AND THE COSTS OF BUILDING OUT THE FFL CENTER.

The arbitrator shall follow the rules of evidence of the State of Arizona relating to the trial of civil actions. The parties are free to mutually waive or modify any evidentiary rule or procedure with the consent from the arbitrator.

All parties shall mutually agree upon the scope and duration of discovery. Should the parties be unable to agree, they shall submit a proposed discovery plan or schedule to the arbitrator, who shall resolve such dispute in his or her sole discretion.

The arbitrator shall, within thirty (30) days after the matter has finally been submitted to him or her, render a written decision making specific findings of fact and setting forth the reasons for the decision which shall comply with the express terms of this Franchise Agreement.

Judgment on any award of the arbitrator shall be binding and may be entered in any court having jurisdiction thereof. The parties intend that this Agreement to arbitrate be valid, binding, enforceable and irrevocable. The terms of this section shall survive the termination or expiration of this Franchise Agreement. It is the intent of the parties that any arbitration between FFL and Franchisee shall be limited to the individual claims of either party and that no claim of any other party shall be subject to arbitration in such proceeding on any basis whatsoever, whether by consolidation, by class or representative principles, or otherwise.

The parties acknowledge that this provision fully expresses their agreement and is for the purpose of avoiding lengthy, protracted and expensive litigation. If any provision of this section is held to be unenforceable by a court of competent jurisdiction, it is the intent of the parties, consisting with public policy of the laws of the jurisdiction in which the arbitration takes place, that those provisions be construed as written to the fullest extent possible. Each covenant will be construed as independent of any other covenant or provision of this Agreement. If all or any portion of a covenant is held unreasonable or unenforceable by a court or agency having valid jurisdiction in an unappealed final decision to which FFL is a party, Franchisee will be bound by any lessor covenant subsumed within the terms of this covenant that imposes the maximum duty permitted by law, as if the resulting covenant was originally stated in this Agreement.

Franchisee's Initials: ____ ____

15. REMEDIES; WAIVERS AND CONSENTS

15.1 All rights and remedies of FFL and Franchisee enumerated in this Agreement shall be cumulative and, except as specifically contemplated otherwise by this Agreement, shall not exclude any other rights or remedies allowed at law or in equity, and said rights and remedies may be exercised and enforced concurrently.

15.2 If Franchisee withholds any monies owed to FFL in the absence of a court order permitting the withholding of such monies, FFL shall be reimbursed by Franchisee for all reasonable costs incurred in pursuing the collection of the withheld monies. These costs shall include, but not be limited to, court costs, reasonable attorneys' fees, reasonable value for FFL employees' time, witness fees and travel expenses incurred by FFL.

15.3 No waiver by FFL or Franchisee of any term, covenant or condition, or the breach of any term, covenant or condition of this Agreement to be kept or performed by the other party shall constitute a waiver by the waiving party of any subsequent breach of such term, covenant or condition or authorize the breach of non-observance on any other occasion of the same or any other term, covenant or condition of this Agreement. Subsequent acceptance by FFL of any payments due to it hereunder shall not be deemed to be a waiver by FFL of any preceding breach by Franchisee of any terms, covenants or conditions of this Agreement. Whenever this Agreement requires FFL's prior approval or consent, such approval or consent shall be obtained in writing. FFL will also consider granting, in its sole discretion, other reasonable requests individually submitted by Franchisee in writing for FFL's prior waiver of any obligation imposed by this Agreement. FFL makes no warranties or guarantees upon which Franchisee may rely, and assumes no liability or obligation to Franchisee, by providing any waiver, approval, consent or suggestion to Franchisee in connection with this Agreement, or by reason of any neglect, delay or denial of any request therefore. Any waiver granted by FFL shall be subject to FFL's continuing review, may subsequently be revoked for any reason effective upon ten (10) days prior written notice, and shall be without prejudice to any other rights FFL may have.

16. SEVERABILITY

16.1 If any provision of this Agreement or the application of any provision to any provision or circumstance shall be determined to be invalid or unenforceable, then such determination shall not affect any other provisions of this Agreement or the application of such provisions to any other person or circumstances, all of which other provisions shall remain in full force an effect. It is the intention of FFL and Franchisee that if any provision of this Agreement is susceptible of two (2) or more constructions, one (1) of which would render the provision unenforceable, then the provision shall have the meaning which render it enforceable.

17. ENTIRE AGREEMENT

17.1 This Agreement constitutes the entire agreement between FFL and Franchisee regarding the subject matter hereof, and supersedes all prior and contemporaneous agreements between FFL and Franchisee regarding such subject matter. No officer, employee, servant or agent of FFL or Franchisee has been authorized to make any representation, warranty or other promise not contained in this Agreement or the accompanying Offering Circular. No amendment, change or variance from this Agreement shall be binding on either party unless executed in writing by both parties.

17.2 Notwithstanding any law of the State of Arizona to the contrary, no revision, termination or attempted waiver of any provision of this Agreement shall be binding upon FFL or Franchisee unless in writing and signed by FFL and Franchisee. Franchisee acknowledges, however, that FFL may unilaterally revise the contents of the Originals and Operations Manuals in accordance with Paragraph 7.3, and that any such revision shall be binding on Franchisee.

18. JOINT AND SEVERAL OBLIGATIONS

18.1 If Franchisee consists of more than one (1) person, their liability under this Agreement shall be deemed to be joint and several.

19. COUNTERPARTS; PARAGRAPH HEADINGS; PRONOUNS

19.1 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The paragraph headings in the Agreement are for convenience of reference only and shall not be deemed to alter or affect any provision hereof. Each pronoun used herein shall be deemed to include the other number and genders.

20. ACKNOWLEDGMENTS

20.1 Franchisee acknowledges that:

(a) It has conducted an independent investigation of the business contemplated by this Agreement and recognizes that it involves business risks making the success of the venture largely dependent upon the abilities of Franchisee. FFL expressly disclaims the making of, and Franchisee acknowledges that it has not received or relied upon, any warranty or guarantee, expressed or implied, as to the potential volume, profits or success of the business contemplated by this Agreement.

(b) It is not relying upon any representations by FFL or its officers, directors, shareholders, members, employees, agents or servants, about the business contemplated by this Agreement, that are contrary to the provisions of this Agreement, any related agreements or the accompanying Offering Circular.

(c) It has received, read and understood this Agreement, any related agreements and the accompanying Offering Circular; FFL has fully and adequately explained the provisions of each to its satisfaction; and FFL has accorded ample time and opportunity to consult with advisors of its own choosing about the potential benefits and risks of entering into this Agreement.

(d) It is aware of the fact that other franchisees of FFL may operate under different forms of agreements and, consequently that FFL's obligations and rights with respect to its various franchisees may differ materially in certain circumstances.

(e) No representation or statement has been made by FFL (or any employee, agent or salesperson thereof) and relied upon by Franchisee regarding the anticipated income, earnings and growth of FFL or the FFL Franchise System, or the viability of the business opportunity being offered hereunder.

(f) The covenants not to compete set forth in this Agreement are fair and reasonable, and will not impose any undue hardship on Franchisee, since Franchise has other considerable skills, experience and education which afford Franchise the opportunity to derive income from other endeavors.

(g) Notwithstanding anything to the contrary in this Agreement, in the event any valid, applicable law or regulation of a competent governmental authority having jurisdiction over this Agreement or the parties hereto shall limit FFL's rights as to the termination or renewal hereunder or shall require longer notice periods than those set forth herein, this Agreement shall be deemed amended to conform to the requirements of such laws and regulations, but in such event the provisions of this Agreement thus affected shall be amended only to the extent necessary to bring it within the requirements of the law or regulation. FFL may reduce the scope of any covenant in this Agreement without Franchisee's consent, effective immediately upon its receipt of written notice, and Franchisee must comply with any modified covenant.

(h) The individuals executing this Franchise Agreement on behalf of Franchisee represent and warrant that the signatures listed below constitute all of the individuals, partners, limited partners, members, directors, officers and/or shareholders of Franchisee necessary to bind Franchisee and that they have read, understand and consent to be bound by all of its terms.

21. EFFECTIVE DATE

21.1 This Agreement shall be effective as of the date it is signed by FFL.

DATED: _______________ 2002

FITNESS FOR LIFE FRANCHISE CORPORATION
INC., an Arizona corporation

By:_____________________________
Its: President

Franchisee:

____

____

<u>EXHIBIT A</u>

To be determined.

EXHIBIT B

1. One (1) Originals Manual

2. One (1) Operations Manual

3. List of Required Equipment which is not supplied by Franchisor

Life Fitness Cross Trainer 9500 HR
Life Fitness Recumbent Stationary Bike 9500 RHR
Life Fitness Treadmill 9100
Vectra 1850 w/210#
Vectra Horizontal Rack DB
Vectra Extra Bar Kit
Parabody DB Rack (vertical)
Parabody DB Rack (horizontal)
Parabody weight tree (ST)
Parabody Hip Sleds
Parabody 4x6 Mats (3)
Chrome DB's (3,5,8,10,12,15,20)
Pro-style DB's (25,30,35,40,45,50,60)
Olympic E-Z Curl
Olympic 310 set
Olympic 45# Plates
Pro-style Barbells (20,25,30,35)
ProMaxima Power Rack (Optional)

Software Needed:

BSDI Publisher PT Edition
Ohio Distinctive Software
Day-Timer Organizer
Microsoft Office

APPENDIX A

This Appendix will serve as an addendum to the Franchise Agreement for use in the State of Minnesota.

DISCLOSURES REQUIRED UNDER MINNESOTA LAW

"Minn. Stat. 80C.21 and Minn. Rule 2860.4400J prohibits us from requiring litigation to be conducted outside Minnesota. In addition, nothing in the offering circular agreement can abrogate or reduce any of your rights as provided for in Minnesota Statutes, Chapter 80C, or your rights to any procedure, forum, or remedies provided for by the laws or the jurisdiction."

"With respect to franchises governed by Minnesota law, the franchisor will comply with Minn. Stat. Sec. 80C. 14, Subds. 3, 4 and 5 which require, except in certain specified cases, that a franchisee be given 90 days notice of termination (with 60 days to cure) and 180 days notice for non- renewal of the franchise agreement."

Minn. Rule Part 2860.4400J. prohibits a franchisee from waiving his rights to a jury trial or waiving his rights to any procedure, forum, or remedies provided for by the laws of the jurisdiction, or consenting to liquidated damages, termination penalties or judgement notes.

Minn. Rule 2860.4400D. prohibits requiring a franchisee to assent to a general release.

____
Franchisee Signature

____
Date

EXHIBIT 10.3

FITNESS FOR LIFE FRANCHISE CORPORATION
MASTER FRANCHISE AGREEMENT

MASTER FRANCHISEE:

____

ADDRESS:

____

____

____

EFFECTIVE DATE: ____________________, 2001

THIS MASTER FRANCHISE AGREEMENT (the "Agreement") is between Fitness For Life Franchise Corporation, an Arizona corporation, located at 1111 Annabar Drive, Castle Rock, Colorado ("Franchisor"), and the Master Franchise Owner listed above ("Master Franchisee"), who agree as follows:

1. BACKGROUND AND PURPOSE

1.1. Franchisor has developed methods for establishing, operating, and promoting Fitness Together Personal Training Studios ("Fitness Together Personal Training Studios"). These methods feature the use and license of the service mark and related service marks and trademarks (collectively, the "Marks") and Franchisor's distinctive plans for the establishment, operation, and promotion of Fitness Together Personal Training Studios and related licensed methods of doing business (the "Licensed Methods").

1.2. Franchisor grants to qualified individuals, or to entities with which such individuals are affiliated, the right and license to develop and operate Fitness Together Personal Training Studios using the Marks and Licensed Methods.

1.3. Master Franchisee desires to provide to Franchisor certain sales and services activities within the Territory, enabling Master Franchisee to sell franchises for Fitness Together Personal

Training Studios and to develop, support, and provide services to Fitness Together Personal Training Studios within such geographical area, under the terms and conditions contained in this Agreement ("Master Franchisee Business" or "Business").

1.4. Franchisor is willing to grant to Master Franchisee the right to sell franchises for Fitness Together Personal Training Studios and to provide site selection and support services to Fitness Together Personal Training Studios within the Territory, under terms and conditions herein.

2. DEFINITIONS

2.1. Assignment. "Assignment" shall mean an assignment or other transfer to a Franchisee of all of the Master Franchisee's rights, title, and interest in and to a Prime Lease.

2.2. Fitness Together Manual. "Fitness Together Manual" means the manuals, technical bulletins, or other written materials covering the proper operating and marketing techniques of a Fitness Together business and standards and specifications for implementing the Licensed Methods.

2.3. Franchise Agreement. "Franchise Agreement" means the forms of agreements (including, without limitation, franchise agreement and any exhibits, riders, collateral assignments of lease or sublease, and personal guarantees used in connection therewith) used by Franchisor from time to time in the granting of franchises for the ownership and operation of Fitness Together Personal Training Studios. Master Franchisee acknowledges that Master Franchisee will use Franchisor's then current form of franchise agreement and that Franchisor, in its sole discretion, may from time to time modify or amend in any respect the form of franchise agreement and related agreements, including, without limitation, modifying fees customarily used in granting Fitness Together Personal Training Studio franchises.

2.4. Franchisee. "Franchisee" means any person, corporation, partnership, or other entity who has entered into a Franchise Agreement with Franchisor.

2.5. Managing Owner. "Managing Owner" means the individual or individuals identified as Managing Owner(s) on the signature page of this Agreement who have the responsibilities set forth in Section ___, below, and elsewhere in this Agreement.

2.6. Prime Lease and Premises. "Prime Lease" shall mean a lease of commercial space ("Premises") entered into by the Master Franchisee, as tenant thereunder, for Premises located within the Territory.

2.7. Sales Quarter. "Sales Quarter" means each calendar quarter during the term of this Agreement.

2.8. Sales Year. "Sales Year" means each calendar year during the term of this Agreement.

2.9. Territory. "Territory" is the geographical area described in the attached Exhibit 1.

3. SCOPE OF APPOINTMENT

3.1. Grant of Master Franchisee Rights; Scope of Operations. Franchisor grants to Master Franchisee the rights set forth in this Agreement, and Master Franchisee agrees to perform its obligations in accordance with the terms and conditions of this Agreement, and only within the Territory to: (1) solicit prospective Franchisees for Fitness Together Personal Training Studios to be located in the Territory ("Sales Services"); (2) perform certain site acquisition and development services described in Section 9.4 ("Site Services"); and (3) to render support and other services ("Support Services") to Fitness Together Personal Training Studios located within the Territory, as those services are described in Section 9.5.

3.2. Rights and Limitations to Territory. Franchisor will not establish and license any other person as Master Franchisee to perform Sales Services, Site Services, or Support Services to Franchisees within the Territory; provided, however, that Franchisor shall retain such rights in the Territory as described in Section 3.3.

3.3. Reservation of Rights to Franchisor. Master Franchisee acknowledges that the rights granted hereunder are nonexclusive and Franchisor (on behalf of itself, its affiliates, and designees) retains the right in its sole discretion (and without compensation or obligation whatsoever to Master Franchisee unless specifically set forth herein):

(a) to use, and to license others to use, the Marks and Licensed Methods for the operation of other Master Franchise Businesses at any location outside of the Territory; and

(b) to solicit prospective Franchisees and to grant other persons franchises to operate Fitness Together Personal Training Studios at such locations within and outside of the Territory and on such terms and conditions as Franchisor deems appropriate and to itself own and operate such Fitness Together Personal Training Studios within the Territory (subject to its obligation to compensate Master Franchisee, as set forth in Section 6.5).

3.4. Managing Owner. If Master Franchisee is an entity, identified on the signature page of this Agreement are the names of the Managing Owners. Franchisor has entered into this Agreement with Master Franchisee in reliance on the personal involvement in the Business of Managing Owners. At all times during the term of this Agreement, such Managing Owners shall devote so much of their personal time and attention to the management and operation of the Business as may be necessary.

4. FRANCHISE SALES PROCEDURES

4.1. Sales and Openings Goals. Master Franchisee agrees that during the term of this Agreement, Master Franchisee will set and work toward the franchise sales and openings goals ("Sales and Openings Goals") set forth in Exhibit 1 to this Agreement.

4.2. Franchise Registration and Disclosure. Neither Master Franchisee nor any employee or representative of Master Franchisee shall solicit prospective Franchisees of Fitness Together Personal Training Studios until Franchisor has registered its current UFOC in applicable jurisdictions and has provided Master Franchisee with the requisite documents, or at any time when Franchisor notifies Master Franchisee that its registration is not then in effect or its documents are not then in compliance with applicable law. If Master Franchisee's activities pursuant to this Agreement require the preparation, amendment, registration, or filing of information or any disclosure or other documents, all requisite offering circulars, ancillary documents, and registration applications shall be prepared and filed by Franchisor or its designee, and registration secured before Master Franchisee may solicit prospective Franchisees of Fitness Together Personal Training Studios. Costs of such registration applicable to Master Franchisee shall be borne by Master Franchisee. In particular, Master Franchisee shall:

(a) prepare and forward to Franchisor ____________ financial statements of Master Franchisee in such form and for such periods as shall be designated by Franchisor certified by Master Franchisee and any Managing Owner as being true, correct, and complete, including audited financial statements, if necessary and appropriate to comply with applicable legal disclosure, filing, or other legal requirements;

(b) promptly provide all information reasonably required by Franchisor to prepare all requisite offering circulars and ancillary documents for the offering of franchises throughout the Territory;

(c) execute all documents required by Franchisor for the purpose of registering Master Franchisee and Franchisor to offer franchises throughout the Territory; and

(d) pay to Franchisor, or its designee, upon demand, the costs of registering and preparing those portions of all such offering circulars and ancillary documents which are applicable to Master Franchisee.

Master Franchisee agrees to review all information pertaining to Master Franchisee prepared to comply with legal requirements for selling franchises in the Territory and verify its accuracy if so requested by Franchisor. Master Franchisee acknowledges that Franchisor, its affiliates, or its designees shall not be liable to Master Franchisee for any errors, omissions, or delays which may occur in the preparation of such materials.

4.3. Master Franchisee Advertising, Recruiting, and Screening. Master Franchisee shall be responsible for assisting Franchisor in advertising for, recruiting, screening, and interviewing prospects for Fitness Together Personal Training Studio franchises within the Territory. Franchisor shall provide prospective Franchisees with written information regarding a Fitness Together Personal Training Studio franchise as requested by Master Franchisee, or via the telephone, face-to-face meetings or by visiting other Fitness Together Personal Training Studios within the Territory. Master Franchisee shall submit each qualified applicant ("Applicant") for a Fitness Together Personal Training Studio franchise to Franchisor for approval. Master Franchisee further agrees that all Applicants submitted to Franchisor by Master Franchisee, if an individual, or the Managing Owner of the Applicant if the Applicant is not an individual, shall be individuals who are of good character, have adequate financial resources, and meet Franchisor's criteria for Franchisees or Managing Owners of Franchisees. Each application for a franchise received by Master Franchisee shall be submitted to Franchisor with all information respecting the Applicant, the Managing Owner of the Applicant, if applicable, the Applicant's proposed franchise location, if known, and all other information then customarily required by Franchisor concerning Applicants, including such financial statements and other information as Franchisor may reasonably require. Master Franchisee shall assist the Applicant in the preparation of such financial reports and other information.

4.4. Franchisor's Approval of Prospective Franchisees. By delivery of written notice to Master Franchisee, Franchisor shall approve or disapprove Applicants to become Fitness Together Personal Training Studio Franchisees. Franchisor agrees to exert its best efforts to deliver such notification to Master Franchisee within 10 business days after the later of:

(a) receipt by Franchisor of a complete application, financial statement, and other materials regarding the Applicant requested by Franchisor; and

(b) the personal interview of Applicant by Franchisor, if any.

Franchisor, in its sole discretion, shall determine whether the Applicant possesses sufficient financial and managerial capability and meets the other criteria then utilized by Franchisor in the grant of franchises. The grant of the franchise shall be effected only upon and after the full execution of the then current Franchise Agreement by Franchisor and the Applicant.

5. PAYMENTS TO FRANCHISOR

5.1. Initial Master Franchise Fee. The initial Master Franchise fee ("Initial Fee") payable to Franchisor by Master Franchisee in consideration for Master Franchisee's appointment as exclusive Master Franchisee within the Territory shall be calculated and set forth in the attached Exhibit 1. Unless otherwise agreed, the Initial Fee is payable in full upon execution of this Agreement. The Initial Fee is fully earned by Franchisor upon receipt and is nonrefundable once paid; provided, however, that if this Agreement is terminated under

Section 17.2(a), Master Franchisee shall be entitled to a refund of the Initial Fee, less reasonable expenses incurred by Franchisor in connection with Master Franchisee's training. Master Franchisee acknowledges that the Initial Fee does not include payment of any initial franchise fees for individual Fitness Together Personal Training Studios.

6. PAYMENTS TO MASTER FRANCHISEE

6.1. Sales Services Commissions and Conditions of Payment. During the term of this Agreement, Master Franchisee shall be paid a commission, as set forth in this Section, based on a percentage of initial franchise fees paid by Franchisees for the purchase of a franchise for a Fitness Together Personal Training Studio to be located within the Territory ("Sales Services Commission"), subject to fulfillment of the following conditions ("Franchise Sales Conditions"):

(a) Franchisee executes a Franchise Agreement with Franchisor and an initial franchise fee has been paid and actually received by Franchisor (Franchisor shall not be deemed to have received any fees paid into escrow, if applicable, until such fees have actually been remitted to Franchisor);

(b) The sale for which the initial franchise fee has been paid is not a resale of any existing Fitness Together Personal Training Studio, or any interest therein; and

(c) Master Franchisee has complied with all other of its obligations under this Agreement with respect to such sale and has verified the same to Franchisor in writing in a form prescribed by Franchisor.

6.2. Sales Services Commission Payments. Sales Services Commissions shall be an amount equal to 100% of the total initial franchise fees paid to Franchisor as contemplated by Section 6.1, above, until the Master Franchisee has received payments under this Section 6.2 equal to the Initial Fee paid by Master Franchisee to Franchisor, and thereafter shall be 50% of the total initial franchise fees paid to Franchisor. These monies will be payable to Master Franchisee within 20 days after the Franchise Sale Conditions have been fulfilled. Master Franchisee shall not receive any Sales Services Commission for Fitness Together Personal Training Studios owned and operated by Franchisor, its affiliates, or designees ("Company Owned Fitness Together Personal Training Studios") in the Territory, if any.

6.3. Commissions on Transfers of Franchises. If, during the term of this Agreement, a Fitness Together Personal Training Studio located within the Territory or an interest therein is resold to a different Franchisee and the sale results in the execution of a Franchise Agreement and the payment of a transfer fee, then Master Franchisee will be paid a commission in the amount of 50% of the transfer fee paid and actually received by Franchisor, payable within 20 days of the completion of the transfer, provided that

Franchisor shall not be deemed to have received any fees paid into escrow, if applicable, until such fees have actually been remitted to Franchisor.

6.4. Commissions on Royalty Fees. Franchisor shall pay to Master Franchisee, within 25 days of the end of each monthly period, 50 % of the royalty fees (which excludes Master Franchisee advertising fees and royalty fees based on those items listed in Section 3.3) actually received by Franchisor from each Franchisee located in the Territory during the applicable period pursuant to their Franchise Agreement ("Royalty Fees"). Notwithstanding the foregoing:

(a) If Master Franchisee has failed to conduct the periodic inspections described in Section 9.5 and file a written report or failed to perform in any material respect the other services described in Section 9 to be provided to Franchisees located in the Territory during any applicable month with respect to one or more Franchisees located in the Territory, Master Franchisee shall not be entitled to receive commissions on Royalty Fees with respect to such Franchisees for the period during which reports or services were not provided.

(b) Master Franchisee shall not be entitled to share in and receive any commissions on Royalty Fees from any fees paid to Franchisor by Franchisees in the Territory prior to the time Master Franchisee completes the initial Master Franchisee training program and commences full performance of the services set forth in Section 9.

(c) Master Franchisee shall not be entitled to share in or receive any commissions on Royalty Fees from any fees paid to Franchisor by Franchisees (or that would otherwise be payable by any Company Owned Fitness Together Personal Training Studio) from any Fitness Together Personal Training Studio in the Territory that was (i) opened, or operated under a Franchise Agreement entered into prior to the Effective Date of this Agreement; (ii) constructed by Franchisor and then transferred to a Franchisee under Franchisor's "Turnkey" program; or (iii) a non-operation acquired by Franchisor or its subsidiaries and thereafter converted to a Fitness Together Personal Training Studio (collectively, "Exempt Fitness Together Personal Training Studios"); provided that Master Franchisee will be paid $300 per month for any Exempt Fitness Together Personal Training Studio within the Territory in exchange for performance of the services set forth in Section 9 with respect to such Exempt Fitness Together Personal Training Studio.

6.5. Commissions After Termination. If Franchisor terminates this Agreement due to Master Franchisee's failure to meet Sales and Openings Goals as set forth in Section 17(c), then Master Franchisee will receive a 1% commission (from amounts actually received by Franchisor from such Fitness Together Personal Training Studios) on the gross sales of all Fitness Together Personal Training Studios open and operating in the Territory as of the date this Agreement is terminated through either the initial term of the Franchise Agreement, which governs each Fitness Together Personal Training Studio, or five years following termination of this Agreement, whichever is sooner. Notwithstanding the foregoing, if (i) Master Franchisee terminates this Agreement: or (ii) Master Franchisee elects not to renew this Agreement pursuant to Section 16; or (iii) if Franchisor terminates this Agreement for any other reason; or (iv) if Master Franchisee violates the terms of Sections 17.4 or 17.5 at any time during the term or after the expiration or termination of this Agreement, then all payments under this Section 6.5 shall immediately and permanently cease.

6.6. Application of Payments. Franchisor's payments to Master Franchisee shall be based on amounts actually collected from Franchisees, not on payments accrued, due, or owing. In the event of termination of a Franchise Agreement for a Fitness Together Personal Training Studio within the Territory under circumstances entitling Franchisee to the return of all or part of the initial franchise fee or Royalty Fees (or in the event that Franchisor becomes legally obligated or decides, in its sole discretion, to return part or all of the initial franchise fee or Royalty Fees), Franchisor may deduct the portion of the amount to be returned to Franchisee in the same proportion as Master Franchisee shared in the initial franchise fee or Royalty Fees from any future amounts owed Master Franchisee. Franchisor shall apply any payments received from a Franchisee to any past due indebtedness of that Franchisee for Royalty Fees, Master Franchisee advertising contributions, purchases from Franchisor or its affiliates, interest, or any other indebtedness of that Franchisee to Franchisor or its affiliates. To the extent that such payments are applied to a Franchisee's overdue Royalty Fee payments, Master Franchisee shall be entitled to its *pro rata* share of such payments, less its *pro rata* share of the costs of collection paid to third parties.

6.7. Set-offs. Master Franchisee shall not be allowed to set-off amounts owed to Franchisor for fees or other amounts due hereunder against any monies owed to Master Franchisee by Franchisor, which right of set-off is hereby expressly waived by Master Franchisee. Franchisor shall be allowed to set-off amounts owed to Master Franchisee for commissions, Royalty Fees, or other amounts due hereunder, against any monies owed to Franchisor by Master Franchisee, including setting-off amounts owed to Master Franchisee for commissions or Royalty Fees against monies owed to Franchisor for commissions on Sales Services which were paid to Master Franchisee before Franchisee failed to successfully complete Franchisor's initial training program.

7. TRAINING ASSISTANCE

7.1. Master Franchisee Training. Within 60 days after the date of execution of this Agreement, Franchisor shall furnish, and Master Franchisee (or if Master Franchisee is an entity, a Managing Owner) shall attend, at Master Franchisee's sole cost and expense, an initial training program, to consist of the training program applicable to Franchisor's Franchisees and such further training which may include topics such as marketing, franchise sales, franchise law compliance, site selection, and Fitness Together Personal Training Studio operations, as Franchisor, in its sole discretion, deems advisable, furnished at such place and time as Franchisor may designate.

7.2. Length of Training. Franchisor shall determine the appropriate length of the portion of the initial Master Franchisee training program applicable only to Master Franchisees, which will be in addition to the second part of the initial Master Franchisee training program applicable to both Master Franchise Owners and Franchisees. Other than the Initial Fee, no tuition or fee shall be charged for the initial training. However, Master Franchisee shall be responsible for all travel and living expenses which are incurred in connection with attendance at both parts of the initial training program.

7.3. Additional Training. The initial training program will be made available to replacement or additional Managing Owners and other management personnel during the term of this Agreement. Franchisor reserves the right to charge a tuition or fee in an amount payable in advance for such training. Master Franchisee will be responsible for all travel and living expenses incurred by its personnel in connection with attendance at the training program. Further, the availability of the training programs will be subject to space considerations and prior commitments to new Fitness Together Personal Training Studio Franchisees and Master Franchisees.

7.4. Seminars and Ongoing Training. From time to time, Franchisor may present seminars, conventions, or continuing development programs for the benefit of Master Franchisee. Master Franchisee or its Managing Owner shall be required to attend any ongoing mandatory seminars, industry conventions, or programs as may be offered by Franchisor. If Master Franchisee fails to attend a mandatory seminar, convention, or program without obtaining Franchisor's prior written approval of the absence and fails to arrange for attendance at an alternate time, Master Franchisee shall be required to make up the missed program at a time and place designated by Franchisor and will be charged $1,500 for each program missed. Franchisor shall give Master Franchisee at least 30 days' prior written notice of any seminar, convention, or program that is deemed mandatory. Franchisor will not require that Master Franchisee attend any ongoing training more often than one time per calendar year. Master Franchisee will be responsible for all travel and living expenses which are associated with attendance at any ongoing training program.

8. FRANCHISOR'S OPERATING ASSISTANCE

8.1. Master Franchisee Manual. Franchisor shall, in addition to the Master Franchisee training program, loan to Master Franchisee during the term hereof one copy of its Master Franchisee Manual to assist Master Franchisee and its employees in the conduct of the business contemplated by this Agreement. Franchisor may prescribe mandatory and suggested standards and operating procedures for Master Franchisee in the Master Franchisee Manual, which may be modified from time to time by Franchisor. Master Franchisee shall keep its copy of the Master Franchisee Manual current. In the event of a dispute relating to the

Master Franchisee Manual, the master copy that Franchisor maintains at its principal office shall be controlling. Master Franchisee may not at any time copy any part of the Master Franchisee Manual, unless approved in writing by Franchisor. In the event Master Franchisee's copy of the Master Franchisee Manual is lost, destroyed, or damaged, Master Franchisee shall be obligated to obtain from Franchisor, at Franchisor's then applicable charge, a replacement copy of the Master Franchisee Manual. The Master Franchisee Manual and other writings communicated to Master Franchisee shall constitute material provisions of this Agreement as if fully set forth herein.

8.2. Operating Assistance. Franchisor will make available the following services during the term of this Agreement:

(a) Upon the reasonable request of Master Franchisee, consultation by telephone regarding franchise sales and Franchisee support and assistance; and

(b) Access to franchise sales advertising and promotional materials as may be developed by Franchisor, the reasonable cost of which may be passed on to Master Franchisee at Franchisor's option.

9. MASTER FRANCHISEE'S OBLIGATIONS

9.1. Hiring and Training of Employees of Master Franchisee. Master Franchisee shall hire all of Master Franchisee's employees, shall be exclusively responsible for the terms of their employment and compensation, and shall implement a training program for employees to enable their compliance with Franchisor's requirements. Such employees shall meet all requirements set forth in the Master Franchise Manual. Master Franchisee shall not employ any person whom Franchisor, in its sole discretion, has determined to be unfit to represent Franchisor in the marketing of Fitness Together Personal Training Studio franchises or in furnishing services to Franchisees.

9.2. Commencement of Business. Unless otherwise agreed to in writing by Franchisor and Master Franchisee, Master Franchisee has 60 days from the date of this Agreement within which to complete the first part of its initial training and commence operation of its Fitness Together Personal Training Studio Master Franchisee Business. Such 60-day time period may be extended by Franchisor, in its reasonable discretion, upon satisfaction of each of the following conditions: (a) Master Franchisee demonstrates that it has been delayed in opening such Business by events outside of Master Franchisee's reasonable control; (b) Master Franchisee has made and is continuing to make reasonable and continuing efforts to commence operations; and (c) Master Franchisee makes such a request for extension to Franchisor in writing prior to the end of such 60-day period. The obligations of Master Franchisee, including Sales Services, shall commence at the earlier of the date Master Franchisee or its Managing Owner has satisfactorily completed the first part of Franchisor's initial training program or 60 days from the date of this Agreement. Master Franchisee will also, at Master Franchisee's expense, purchase or otherwise obtain for use in connection with the Business:

(a) computer hardware and software that complies with the standards and specifications of Franchisor;

(b) an office which must be serviced by a minimum of one dedicated telephone line with 24-hour professional answering service or voice mail;

(c) a facsimile machine with its own dedicated telephone line;

(d) business cards and stationary; and

(e) any other items required by the Master Franchisee Manual.

The telephone number of the Business office must be advertised in the white and yellow pages of the telephone directories in the Territory.

9.3. Sales Services. Master Franchisee shall solicit and identify prospective franchisees for Fitness Together Personal Training Studios to be located within the Territory.

9.4. Site Services. Master Franchisee shall perform the following Site Services on behalf of Franchisor with respect to Franchisees of Fitness Together Personal Training Studios located in the Territory:

(a) Assist with Fitness Together Personal Training Studio location selection for each Franchisee, which shall consist of providing each Franchisee with criteria for a satisfactory site and assisting each Franchisee in completing a site submittal package (containing such demographic, commercial, and other information as Franchisor may reasonably require) for each location at which Franchisee proposes to establish and operate a Fitness Together Personal Training Studio, and assist in negotiating lease terms and coordinating the work of contractors and architects with respect to the development of each Fitness Together Personal Training Studio;

(b) Provide standards and specifications for the build-out, interior design, layout, floor plan, signs, designs, color, and decor of the Fitness Together Personal Training Studio as prescribed from time to time by Franchisor; and

(c) Submit completed forms and reports to Franchisor as prescribed by Franchisor from time to time, including site selection and pre-opening assistance forms and reports related to leases and construction.

9.5. Pre-Opening and Opening Support Services.

(a) Provide Master Franchisee advice to Franchisee regarding the standards and specifications for the equipment, supplies, and materials used in, and the menu items offered for sale by, the Fitness Together Personal Training Studio, and advice regarding the selection of suppliers for the purchasing of such items used in connection with the Fitness Together Personal Training Studio;

(b) Provide initial training and on-site assistance for not less than 50 hours in the opening of Fitness Together Personal Training Studios located in the Territory, and the first two new franchisees in the Master Franchisee territory will be trained by the Franchisor; and

(c) Provide guidance in implementing advertising and marketing programs, operating and sales procedures, and bookkeeping (excluding accounting programs).

9.6. Continuing Support Services. With respect to Franchisees of Fitness Together Personal Training Studios located in the Territory, Master Franchisee shall perform the following Support Services on behalf of Franchisor:

(a) Upon the reasonable request of Franchisee, provide consultation by telephone regarding the continuing operation and management of the Fitness Together Personal Training Studio and advice regarding Fitness Together Personal Training Studio services, product quality control, employee items, and customer relations issues;

(b) Provide on-going updates of information and programs regarding the Fitness Together Personal Training Studio Business and related Licensed Methods, including, without limitation, information about special or new services of Franchisor;

(c) Provide advice and assistance to Franchisee in connection with the development of and improvements to Franchisees of Fitness Together Personal Training Studio;

(d) Conduct at least one quality assurance inspection (or reinspection in the case of a failed first inspection) of each Fitness Together Personal Training Studio in the Territory every month in the manner as required by Franchisor from time to time, said inspections to be verified by written reports in a form acceptable to Franchisor, such inspections to be conducted by the Managing Owner.

(e) Provide access to advertising and promotional materials as may be developed by Franchisor from time to time;

(f) At Franchisor's written request, establish an advertising cooperative for all Fitness Together Personal Training Studios located in the Territory using forms and procedures supplied by Franchisor; and

(g) Submit periodic reports to Franchisor on activities in the Territory, using procedures and forms prescribed by Franchisor.

9.7. Compliance with Franchise Agreement. Master Franchisee acknowledges that it is being delegated certain responsibilities of Franchisor under the Franchise Agreement to Franchisees in the Territory. The responsibilities to Franchisees are to be performed by Master Franchisee as described herein or as may in the future be set forth in the Master Franchisee Manual or other reasonable standards and specifications as may be provided by Franchisor from time to time, and the responsibilities to Franchisees will not materially change during the term of this Agreement. In the performance of services to Franchisees of all Fitness Together Personal Training Studios located in the Territory, Master Franchisee shall in all respects comply with the terms and conditions of any Franchise Agreement or other agreement in effect between Franchisee and Franchisor. Master Franchisee understands, however, that its rights as a Master Franchisee are only by virtue of this Agreement and that it is not in any manner a party, third party, beneficiary, or holder of any other right, title, or interest in or to any Franchise Agreement.

9.8. Master Franchisee's Inspections. Master Franchisee shall ascertain through field audits, reviews, and inspections that each Franchisee in the Territory has complied satisfactorily with all of the terms and conditions of the Franchise Agreement, specifications, standards, operating procedures, and the Franchisee's Operations Manual, and shall promptly notify Franchisee in writing, with a copy and evaluation report to Franchisor, of any deficiencies. Master Franchisee understands and acknowledges that Franchisor shall have:

(a) all of the rights to inspect and ascertain compliance of all Franchisees as if this Agreement were not in effect;

(b) the sole right to send notices of default to Franchisee;

(c) the sole right to terminate a Franchise Agreement; and

(d) the sole right to take any legal action with respect to any default or any violation of a Franchise Agreement.

If Master Franchisee believes that any Franchisee in the Territory has breached a Franchise Agreement with Franchisor, Master Franchisee shall document in writing all facts related to the alleged breach and shall request in writing that Franchisor investigate such alleged breach. If, as a result of Franchisor's investigation, Franchisor determines that there is a breach by Franchisee of its Franchise Agreement with Franchisor, Franchisor shall, in its sole discretion, take such action as it deems appropriate.

9.9. Discoveries. Should Master Franchisee, a Managing Owner, or anyone affiliated with Master Franchisee develop any discoveries or ideas related to the operation of Fitness

Together Personal Training Studios, Master Franchisee shall immediately advise Franchisor of such discovery or idea in writing. Franchisor may authorize the use and/or dissemination of such discovery or idea in its discretion, and Master Franchisee agrees not to implement the discovery or idea until authorized to do so by Franchisor. All such discoveries and ideas developed or used in connection with the Business and Fitness Together Personal Training Studios are the property of Franchisor, regardless of whether developed by Franchisor, Master Franchisee, a Managing Owner, or otherwise. No compensation is due to Master Franchisee on account of any such idea or discovery.

10. MARKS

10.1. Ownership and Goodwill of Marks. Master Franchisee acknowledges that its right to use the Marks is derived solely from this Agreement, unless such rights are granted under a separate written agreement with Franchisor, and is limited to operating as an Master Franchisee pursuant to and in compliance with this Agreement. Any unauthorized use of the Marks by Master Franchisee shall constitute a breach hereof and an infringement of Franchisor's rights in and to the Marks. Master Franchisee acknowledges and agrees that its usage of the Marks and any goodwill established thereby shall inure to Franchisor's exclusive benefit and that this Agreement does not confer any goodwill or other interests in the Marks upon Master Franchisee.

10.2. Limitation on Use. Master Franchisee shall not use any Mark as part of any corporate or trade name or with any prefix, suffix, or other modifying words, terms, designs, or symbols (other than logos licensed to Master Franchisee hereunder), or in any modified form, nor may Master Franchisee use any Mark in connection with unauthorized services or products or in any other manner not expressly authorized in writing by Franchisor. Master Franchisee agrees to give such notices of trademark and service mark registration as Franchisor specifies and to use and obtain such fictitious or assumed name registrations as may be required by Franchisor or under applicable law. Master Franchisee further agrees that no service mark other than "Fitness Together, One Client, One Trainer, One Goal" or such other Marks as may be specified by Franchisor shall be used in the marketing, promotion, or operation of Master Franchisee's Business.

10.3. Discontinuance of Use of Marks. If it becomes advisable at any time in Franchisor's sole discretion for Franchisor or Master Franchisee to modify or discontinue use of any Mark or to use an additional Mark, Master Franchisee agrees to comply with Franchisor's directions to do so within a reasonable time after notice thereof.

10.4. Notification of Infringements and Claims. Master Franchisee shall immediately notify Franchisor of any apparent infringement of or challenge to Master Franchisee's use of any Mark, or claim by any person of any rights in any Mark, and Master Franchisee shall not communicate with any person other than Franchisor or its counsel in connection with any such matter. Master Franchisee may not settle any claim without Franchisor's written consent. Franchisor shall have sole discretion to take such action as it deems appropriate and the right to control exclusively any litigation, U.S. Patent and Trademark Office proceeding, or any other administrative proceeding arising out of any such infringement, challenge, or claim or otherwise relating to any Mark. Master Franchisee agrees to execute any and all instruments and documents, render such assistance and perform such acts as, in the opinion of Franchisor's counsel, may be necessary or advisable to protect and maintain Franchisor's interests in the Marks.

10.5. Indemnification. Franchisor agrees to indemnify Master Franchisee against and to reimburse Master Franchisee for all damages for which Master Franchisee is held liable in any proceeding arising out of its authorized use of any Mark pursuant to and in compliance with this Agreement and for all costs reasonably incurred by Master Franchisee in defending any such claim or any proceeding in which Master Franchisee is named as a party, provided that Master Franchisee has timely notified Franchisor of such claim or proceeding and has otherwise complied with this Agreement. Franchisor, at its option, shall be entitled to defend and control the defense of any proceeding arising out of Master Franchisee's use of any Mark pursuant to and in compliance with this Agreement.

11. CONFIDENTIAL INFORMATION

11.1. Confidential Information. Franchisor possesses certain proprietary confidential information consisting of the methods, techniques, formats, specifications, procedures, information, systems, methods of business management, sales, and promotion techniques and knowledge of and experience in the operation and franchising of Fitness Together Personal Training Studios (the "Confidential Information"). Franchisor shall disclose the Confidential Information to Master Franchisee in the training program, the Master Franchisee Manual, and in guidance furnished to Master Franchisee during the term hereof. Master Franchisee has not acquired any interest in the Confidential Information, other than the right to utilize it in the Territory in the execution of Master Franchisee's duties hereunder during the term of this Agreement, and Master Franchisee acknowledges that the use or duplication of the Confidential Information in any other business venture would constitute an unfair method of competition. Master Franchisee acknowledges and agrees that the Confidential Information is proprietary, includes trade secrets of Franchisor, and is disclosed to Master Franchisee solely on the condition that Master Franchisee agrees, and Master Franchisee (and its shareholders, partners, members, and managers if Master Franchisee is a corporation, partnership, or limited liability company) does hereby agree that Master Franchisee:

(a) shall not use the Confidential Information in any other business or capacity;

(b) shall maintain the absolute confidentiality of the Confidential Information during and after the term of this Agreement;

(c) shall not make unauthorized copies of any portion of the Confidential Information disclosed in written or other tangible form; and

(d) shall adopt and implement all reasonable procedures prescribed from time to time by Franchisor to prevent unauthorized use or disclosure of the Confidential Information.

Master Franchisee agrees that Franchisor shall have the perpetual right to use and authorize other Fitness Together Personal Training Studio Franchisees and area directors to use, and Master Franchisee shall fully and promptly disclose to Franchisor, all ideas, concepts, methods, and techniques relating to the development and operation of a Fitness Together Personal Training Studio or Master Franchisee's activities howsoever conceived or developed by Master Franchisee or its employees or the franchisees serviced by Master Franchisee during the term of this Agreement. Master Franchisee acknowledges that any such ideas, concepts, methods, and techniques shall be the property of Franchisor, and Franchisor may utilize or disclose such information to franchisees or other agents as it determines to be appropriate.

11.2. Nondisclosure and Noncompetition Agreement. Master Franchisee, each Managing Owner, and each shareholder, officer, director, partner, employee, member, and manager of Master Franchisee, and, if Master Franchisee is an individual, Master Franchisee's spouse, and each Managing Owner's spouse shall execute a Nondisclosure and Noncompetition Agreement in a form approved by Franchisor.

12. EXCLUSIVE RELATIONSHIP

12.1. Exclusive Relationship. Franchisor has entered into this Agreement with Master Franchisee on the condition that Master Franchisee will deal exclusively with Franchisor. Master Franchisee acknowledges and agrees that Franchisor would be unable to protect its Confidential Information and would be unable to encourage a free exchange of ideas and information among Master Franchisees and Franchisor if Master Franchisees were permitted to hold interests in any Competitive Business, as defined below. Master Franchisee, therefore, agrees that, during the term hereof, neither Master Franchisee nor any person identified in Section 11.2, above, shall

(a) have any direct or indirect interest as a disclosed or beneficial owner in a "Competitive Business," which shall be defined as a business operating or granting franchises or licenses to others to operate a Personal Training Studio or other fitness service business deriving more than 10% of its gross receipts from personal training (excluding Fitness Together Personal Training Studios operated under franchise agreements with Franchisor);

(b) perform services as a director, officer, manager, employee, consultant, representative, agent, or otherwise for a Competitive Business; or

(c) divert or attempt to divert any business related to, or any customer or account of, the Master Franchisee Business, Franchisor's business, or any other area director's or franchisee's business, by direct inducement or otherwise, or divert or attempt to divert the employment of any employee of Franchisor or another area director or franchisee licensed by Franchisor to any Competitive Business by any direct inducement or otherwise.

Notwithstanding the foregoing, (i) Master Franchisee shall not be prohibited from owning securities in a Competitive Business if such securities are listed on a stock exchange or traded on the over-the-counter market and represent 5% or less of that class of securities issued and outstanding; and (ii) Master Franchisee will not be deemed to be operating a Competitive Business, as that term is defined above, if Master Franchisee temporarily operates a Fitness Together Personal Training Studio which had either been sublet to a Franchisee under an approved Sublease or had been assigned to a Franchisee under an approved Assignment, for a period of not more than 90 consecutive days following the Franchisee's failure to operate such Fitness Together Personal Training Studio for a period of five consecutive days or a default by the Franchisee under the terms of its Sublease or Assignment. If Master Franchisee operates any Fitness Together Personal Training Studio for a period longer than 90 consecutive days, then Franchisor will have the right to require Master Franchisee to sign the Franchisor's then-current form of Franchise Agreement to govern Master Franchisee's operation of such Fitness Together Personal Training Studio.

13. OPERATING STANDARDS

13.1. Standards of Service. Master Franchisee shall at all times give prompt, courteous, and efficient service to Fitness Together Personal Training Studio Franchisees in the Territory. Master Franchisee shall, in all dealings with such Franchisees, prospective Franchisees, and the public, adhere to the highest standards of honesty, integrity, fair dealing, and ethical conduct.

13.2. Compliance with Laws and Good Business Practices. Master Franchisee shall secure and maintain in force all required licenses, permits, and certificates relating to Master Franchisee's activities hereunder and shall operate in full compliance with all applicable laws, ordinances, and regulations. Master Franchisee acknowledges being advised that many jurisdictions have enacted laws concerning advertising, sale, renewal, termination, and continuing relationship between parties in a franchise agreement, including, without limitation, laws concerning disclosure requirements. Master Franchisee agrees promptly to become aware of, and to comply with, all such laws and legal requirements in force in the Territory and to utilize only offering circulars that Franchisor has approved for use in the applicable jurisdiction.

13.3. Accuracy of Information. Before it offers or sells any franchise, Master Franchisee shall each time take reasonable steps to confirm that the information contained in any written materials, agreements, and other documents related to the offer or sale of franchises is true, correct, and not misleading at the time of such offer or sale, and the offer or sale of such franchise will not at that time be contrary to or in violation of any applicable state law related to the registration of the franchise offering. Franchisor shall provide Master Franchisee with any changes to its disclosure documents and other agreements on a timely basis, and shall, upon request, provide Master Franchisee with confirmation that the information contained in any written materials, agreements, or documents being used by Master Franchisee is true, correct, and not misleading, except for information specifically relating to disclosures regarding Master Franchisee. If Master Franchisee notifies Franchisor of an error in any information in Franchisor's documents, Franchisor shall have a reasonable period of time to attempt to correct any deficiencies, misrepresentations, or omissions in such information.

13.4. Notification of Litigation. Master Franchisee shall notify Franchisor in writing within five days of the commencement of any action, suit, arbitration, proceeding, or investigation, and of the issuance of any order, writ, injunction, award, or decree, by any court, agency, or other governmental instrumentality, which concerns the operation or financial condition of Master Franchisee. Master Franchisee's Business or any Franchisee in the Territory.

13.5. Ownership and Management of Business. Master Franchisee's Business shall at all times be under the direct, day-to-day, full-time supervision of Master Franchisee or the Managing Owner. Master Franchisee shall at all times during the term of this Agreement own and control the Business. Upon the request of Franchisor, Master Franchisee shall promptly provide satisfactory proof of such ownership. Master Franchisee represents that the Statement of Ownership, attached to this Agreement as Exhibit 2 is true, complete, and accurate and not misleading. Master Franchisee shall promptly provide Franchisor with written notification if the information contained in the Statement of Ownership changes at any time during the term of this Agreement and shall comply with the applicable transfer provision contained in Section 15. If Master Franchisee is not an individual, the Managing Owner(s) shall execute the Guaranty attached hereto as Exhibit 3 and incorporated herein by this reference.

13.6. Conflicting Interests. Master Franchisee shall at all times faithfully, honestly, and diligently perform its obligations hereunder and continuously exert its best efforts to promote, enhance, and service Fitness Together Personal Training Studios in the Territory. Master Franchisee shall not engage in any other business or other activity, directly or indirectly, with the exception of operating Fitness Together Personal Training Studios, that requires any significant management responsibility, time commitments, or otherwise may conflict with Master Franchisee's obligations hereunder, without the prior written approval of Franchisor.

13.7. Insurance. Master Franchisee shall at all times during the term of this Agreement maintain in force, at Master Franchisee's sole expense, insurance for Master Franchisee Business of the types, in the amounts, and with such terms and conditions as Franchisor may from time to time reasonably prescribe in the Master Franchisee Manual or otherwise. All of the required insurance policies shall name Franchisor as an additional insured, contain a waiver of the insurance company's right of subrogation against Franchisor and provide that Franchisor will receive 30 days' prior written notice of termination, expiration, or cancellation of any such policy.

13.8. Proof of Insurance Coverage. Master Franchisee will provide proof of insurance to Franchisor prior to commencement of operations of its Master Franchisee Business. This proof will show that the insurer has been required to inform Franchisor in the event any policies are amended, lapse, or are cancelled. Franchisor has the right to change the minimum amount of insurance Master Franchisee is required to maintain by giving Master Franchisee prior reasonable notice, giving due consideration to what is reasonable and customary in the similar business. Noncompliance with the insurance provisions set forth herein shall be deemed a material breach of this Agreement; and in the event of any lapse in insurance coverage, in addition to all other remedies, Franchisor shall have the right to demand that Master Franchisee cease operations of Master Franchisee Business until coverage is reinstated, or, in the alternative, pay any delinquencies in premium payments and charge the same back to Master Franchisee.

13.9. Advertising in Territory. Master Franchisee may be asked to assist in advertising and marketing costs. Participation is not required.

13.10. Approval of Advertising. Prior to their use by Master Franchisee, samples of all advertising and promotional materials not prepared or previously approved by Franchisor shall be submitted to Franchisor for approval, which approval shall not be unreasonably withheld. Master Franchisee shall not use any advertising or promotional materials that Franchisor has disapproved. Master Franchisee acknowledges and understands that certain states require the filing of franchise sales advertising materials with the appropriate state agency prior to dissemination. Master Franchisee agrees to fully and timely comply with such filing requirements at Master Franchisee's own expense unless such advertising has been previously filed with the state by Franchisor. Franchisor may charge Master Franchisee, in Franchisor's sole discretion, for the costs incurred by Franchisor in printing large quantities of advertising and marketing materials supplied by Franchisor to Master Franchisee at Master Franchisee's request.

13.11. Accounting, Bookkeeping, and Records. Master Franchisee shall maintain at its Business premises in the Territory all original invoices, receipts, checks, contracts, licenses, acknowledgment of receipt forms, and bookkeeping and business records as Franchisor may require from time to time. Master Franchisee shall use an accounting software program as required by Franchisor from time to time. Master Franchisee shall furnish to Franchisor, within 120 days after the end of Master Franchisee's fiscal year, a balance sheet and profit and loss statement for Master Franchisee's business for such year (or monthly or quarterly statement if required by Franchisor, in which case such statements shall also reflect year-to-date information) as prepared on such required accounting program. In addition, upon request of Franchisor, within 10 days after such returns are filed, exact copies of federal and state income, sales, and any other tax returns and such other forms, records, books, and other information as Franchisor may periodically require regarding Master Franchisee's business shall be furnished to Franchisor. Master Franchisee shall maintain all records and reports of the business conducted pursuant to this Agreement for at least two years after the date of termination or expiration of this Agreement.

13.12. Reports. Master Franchisee shall, as often as required by Franchisor, deliver to Franchisor a written report of its Business activities during such period as required in Sections 9.4 and 9.5, in such form and in such detail as Franchisor may from time to time specify, including information about efforts to solicit prospective Franchisees, the status of pending real estate transactions and the status of the Fitness Together Personal Training Studios in the Territory. Master Franchisee shall, as often as required by Franchisor, during the term of this Agreement, deliver to Franchisor the quality assurance inspection reports required in Section 9.5 for each Franchisee in the Territory, in such form and in such detail as Franchisor may from time to time specify. Master Franchisee authorizes Franchisor to use information from Master Franchisee's Business on a nondisclosed basis in Franchisor's disclosure statements required by any federal or state law.

14. INSPECTIONS AND AUDITS

14.1. Inspections and Audits. To determine whether Master Franchisee is complying with this Agreement, Franchisor or its designee shall have the right at any time during normal business hours, and without prior notice to Master Franchisee, to enter onto the premises in which Master Franchisee is then keeping its business records and inspect, and conduct an audit of, the business records, bookkeeping and accounting records, invoices, payroll records, time cards, check stubs, bank deposits, receipts, sales tax records and returns, and other business records and documents of Master Franchisee's Business. Master Franchisee and its employees shall fully cooperate with representatives of Franchisor making, conducting, supervising, or observing any such inspection or audit, including, without limitation, providing to Franchisor all passwords necessary to access any computer-based records, information concerning all software applications and programs, the location of all computer files, and an explanation of the functionality of all computer-based accounting and record keeping systems.

15. TRANSFERS

15.1. Transfers by Franchisor. This Agreement is fully transferable by Franchisor and shall inure to the benefit of any transferee or other legal successor to Franchisor's interests herein.